STATE OF ISRAEL
This description of the State of Israel is dated as of June 30, 2022 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2021.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

LIST OF TABLES

SUPPLEMENTARY INFORMATION

Currency Protocol
Except as otherwise expressed herein, all amounts in this annual report (the “Annual Report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$,” “dollars,” or “USD”). Any amount stated in dollars in this Annual Report as of a stated date or for a stated period that was converted from NIS into dollars, was either converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel representative rates are indicative exchange rates of foreign currencies versus the shekel and are based on the average buying and selling prices published by banks around the time that the representative rate is set. The representative NIS/USD exchange rates as of the following dates and for the following periods were:
Table No. 1
NIS/U.S. Dollar Exchange Rates
	2017	2018	2019	2020	2021
December 31st	3.467	3.748	3.456	3.215	3.110
Yearly Average	3.600	3.595	3.565	3.442	3.230

Source: Bank of Israel.
On December 31, 2021, the Bank of Israel representative foreign exchange rate for USD was NIS 3.11 per USD 1.00. The average exchange rate for 2021 was NIS 3.23 per USD 1.00.
Totals in certain tables in this Annual Report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.
Fiscal Year
The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve- month period which ended on December 31, 2021 is referred to in this Annual Report as “2021” and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS
Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:
•
External factors, such as:

•
the effects of the outbreak of coronavirus (COVID-19) and/or other global or regional pandemics;

•
interest rates in financial markets outside Israel;

•
the impact of changes in the credit rating of Israel;

•
the security situation;

•
the economic growth and stability of Israel’s major trading partners, including the United States and the European Union (the “EU”);

•
the global high-tech market; and

•
regional economic and political conditions.

•
Internal factors, such as:

•
general economic and business conditions in Israel;

•
present and future exchange rates of the Israeli currency;

•
foreign currency reserves;

•
the level of domestic debt;

•
domestic inflation;

•
the level of budget deficit;

•
the level of foreign direct and portfolio investment; and

•
the level of Israeli domestic interest rates.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS
The following summary highlights information contained elsewhere in this Annual Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Annual Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report and any supplement carefully.
Economic Developments
In recent years, the Israeli economy has performed well in terms of macroeconomic and fiscal outcomes. Growth has averaged 4.1% from 2016 to 2019, which is higher than many OECD countries. Developments in the global economy often influence the Israeli economy, particularly with respect to exports and the high-tech sector.
Israel’s economy was set to continue its growth trajectory in 2020. However, the global outbreak of the COVID-19 pandemic had a negative impact on the Israeli economy. As a result, Israel’s growth rate contracted by 2.2% in 2020. In 2021 the economy recovered robustly, with strong increases in private consumption, investments and exports, the latter spearheaded by Israel’s active high-tech sector. GDP contracted by 0.8% (annual rate, seasonally adjusted, quarter on quarter) during the first quarter of 2021 mainly due to a third national lockdown that was in effect during the period. In the second quarter of 2021, GDP grew by 16.6% quarter-on-quarter (as compared to the first quarter of 2021) following the lifting of most COVID-19-related restrictions. GDP further grew by 6.5% quarter-on-quarter in the third quarter of 2021, and by 15.6% quarter-on-quarter in the fourth quarter of 2021. In total, Israel’s GDP increased by 8.2% in 2021 compared to 2020. During the first quarter of 2022, GDP contracted by 1.9% (annual rate, seasonally adjusted quarter on quarter), the contraction can be attributed to the exceptionally high level of growth in the last quarter of 2021.
In 2021, there was no change in Israel’s foreign currency credit rating and outlook from Fitch Ratings (“Fitch”), Moody’s Investor Services (“Moody’s”), or Standard & Poor’s Global Ratings (“S&P”). In April 2022, Moody’s updated Israel’s outlook from stable to positive.
Balance of Payments and Foreign Trade
Israel had a current account surplus of 4.3% of GDP in 2021, which was the 19th consecutive year in which a positive surplus in the current account was recorded. The current account surplus was 2.9% of GDP in 2017, 2.8% of GDP in 2018, 3.6% of GDP in 2019 and 5.4% of GDP in 2020. In the first quarter of 2022 the current account surplus amounted to 4.0% of GDP (on a non-seasonally adjusted basis). Israel’s net exports was in surplus of $4.2 billion in 2017 and $2.9 billion in 2018. The net export increased to $7.8 billion in 2019, and then increased significantly to $18.8 billion in 2020 and further increasing in 2021 to $20.9 billion. In the first quarter of 2022 net exports surplus amounted to $5.2 billion (on a non-seasonally adjusted basis).
In 2021, 25.8% of Israel’s exported goods (excluding aircrafts, ships and diamonds, and using seasonally adjusted data) were to the EU (decreasing from 30.9% in 2020), 23.4% were to the United States (increasing from 23.1% in 2020), 22.3% were to Asia (increasing from 22.1% in 2020) and 28.5% were to other markets (increasing from 23.8% in 2020).
In 2021, 34.5% of Israel’s imported goods (excluding aircraft, ships and diamonds) originated from the EU (decreasing from 39.7% in 2020), 26.5% from Asia (increasing from 25.1% in 2020), 9.2% from the United States (decreasing from 11.4% in 2020) and 29.8% from other countries (decreasing from 23.8% in 2020).
Over the past five years (measured from June 16, 2017 to June 16, 2022), the NIS/USD exchange rate has averaged at 3.4472 NIS / 1.00 USD, fluctuating between a high of 3.8620 (recorded on March 17, 2020) and a low of 3.0740 (recorded on November 17, 2021). The exchange rate as of June 16, 2022 stood at 3.4630 NIS/USD.
Foreign currency reserves at the Bank of Israel (“BoI”) at the end of 2021 stood at $213.0 billion, which is 44.1% of GDP, following the acquisition of $34.8 billion by the BoI in 2021. As of May 2022, reserves stood at $199.8 billion, which is 39.9% of GDP. The level of foreign currency reserves has been maintained at approximately 30% of GDP since late 2009. Following a concentrated effort by the BoI to raise the level of reserves in 2008 and 2009, during which the BoI made daily purchases of foreign currency, the BoI’s policy has been to intervene in the foreign currency market on a discretionary basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly. In addition, since 2013, the BoI has purchased foreign currency to counteract the adverse effect of natural gas production in Israel on the exchange rate. The BoI purchased approximately $3.9 billion of foreign currency in 2019, $3.3 billion in 2018, $6.6 billion in 2017, $6.0 billion in 2016 and $8.8 billion in 2015. Of these, the amounts purchased that relate to offsetting the impact of the natural gas program were $1.5 billion in 2018, $1.5 billion in 2017, $1.8 billion in 2016, and $3.1 billion in 2015. In November 2018, the BoI announced that it would cease to purchase foreign currency to counteract the impact of the natural gas program. With Israel’s sovereign wealth fund becoming operational in June 2022, the BoI intends to reassess this policy.
Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU.
Fiscal Policy
On March 23, 2021, Israel held elections for the fourth time in two years and a government was formed on June 13, 2021. In November 2021, the Knesset approved the budget and economic plan for the 2021 and 2022 fiscal years. The approved plan set the deficit target at 6.8% of GDP for 2021 and 3.9% of GDP for 2022. As a result of increased revenues and lower than expected COVID-19-related expenditures, the deficit for 2021 was expected to be around 5% of GDP based on preliminary estimates, which is below the deficit target. Likewise, the debt-to-GDP ratio for 2021 was also expected to decrease.
Budget proposals in Israel are constrained by two parameters. The first is a deficit ceiling that sets the maximum deficit-to-GDP ratio, which has been modified several times. The second is an expenditure ceiling that sets a maximum year-to-year growth in government expenditure. Under the current formula prescribed by Israeli law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio.
In 2019, the Government continued its debt-reduction policy, lowering government debt as a percent of GDP to 58.0% for 2019, a 0.8% reduction from 2018. Public debt (including local authorities’ debt) as a percent of GDP decreased to 59.5% for 2019, a decrease of 0.9% from 2018. In 2020, as a result of COVID- 19-related expenditures and lower than expected revenues, the deficit rose to 11.4% of GDP, which was significantly above the deficit target set for the year. Similarly, the public debt-to-GDP ratio for 2020 amounted to 71.7%. In 2021, the deficit decreased to 4.4% of GDP, which was lower than expected as state revenues exceeded expectations. Debt to GDP ratio decreased by a small margin to 68.8%.
Inflation and Monetary Policy
The average annual inflation rate over the last decade (2011 to 2021) was approximately 0.8%, slightly below the Government’s target range of 1%-3%. The changes in the Consumer Price Index (“CPI”) reflect a rise in prices of commodities, housing and agricultural products in Israel. Measured at year-end, the CPI growth rate was negative in 2016 amounting to -0.2%, returned to positive values in 2017 at 0.4% and grew by 0.8% in 2018 and 0.6% in 2019 and decreased by 0.7% in 2020. In 2021, the CPI increased by 1.5% to within the target of the BoI for the first time since 2013. Between December 2021 and May 2022, the CPI increased by 2.8%.
In 2021, the BoI’s interest rate remained unchanged and stood at 0.1%. Due to rising inflation, the BoI increased the interest rate to 0.35% in April 2022 and to 0.75% in May 2022, which remains the current rate. The real interest rate averaged -0.2%, -0.9%, -0.8%, 0.1% and -1.8% in 2017, 2018, 2019, 2020 and 2021, respectively. As of the end of May 2022, the real interest rate (nominal interest rate less inflation expectations) was −2.37%.
Labor Market
Prior to the outbreak of COVID-19, the labor force participation rate, which is the labor force as a percentage of the population over the age of 15, averaged 63.0%, slightly lower than the annual average of 63.5% in 2019. Unemployment averaged 3.5%, slightly lower than the annual average of 3.8% in 2019.

Since the outbreak of COVID-19, unemployment increased significantly as a result of lockdowns and other restrictions to reduce the spread of COVID-19. Total unemployment in 2021 was 5.0% with an additional 2.9% absent from work due to reasons related to COVID-19, such as unpaid leave, and an additional 2.1% that left the labor force due to reasons related to COVID-19, such as dismissal or workplace closure from March 2020. As of May 2022, the unemployment rate stood at 3.5%, with an additional 0.3% absent from work due to reasons related to COVID-19, and an additional 0.9% that left the labor force due to reasons related to COVID-19.
Capital Markets
The BoI, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the BoI cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector, and to set policies and measures that will be implemented and enforced with respect to such entities.
According to the BoI’s estimates, the value of the public’s total financial assets, which excludes assets of the Government, the BoI, nonresidents’ investments, commercial banks and mortgage banks, reached NIS 5,052.3 billion at the end of 2021, which represents growth of 14.7%,7.8%, and 11.2% in 2021, 2020 and 2019, respectively.
The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies listed on the TASE, respectively, with the highest market capitalization. In 2021, the TA-35 and TA-125 indices increased by 32.0% and 31.1%, respectively, compared to increases in the S&P 500 of 26.9% and in the NASDAQ of 21.4% over the same period. Between December 2021 and May 2022 the TA-35 and TA-125 decreased by 3.8% and 4.4%, respectively, compared to decreases in the S&P500 of 13.3% and in the NASDAQ of 22.8% over the same period.
Global Issuances
In recent years, Israel has been active in the global sovereign debt markets. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bond due 2037. In January 2018, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.25% bonds due 2028 and an aggregate $1 billion principal amount of 4.125% bonds due 2048. In January 2019, Israel completed a dual- tranche issuance in the Euro market, issuing an aggregate €1.25 billion principal amount of 1.5% bonds due 2029 and an aggregate €1.25 billion principal amount of 2.5% bond due 2049.
In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of 3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual- listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange.
In January 2022, Israel completed an issuance in the Euro market, issuing €1.5 billion principal amount of 0.625% bonds due 2032.
Political Situation
Overview of Israel’s Political Structure.   The State of Israel was established in 1948 as a parliamentary democracy. It functions on a set of foundational laws, titled “Basic Laws”, which have a special status that grants exclusive judicial review jurisdiction to the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions, and in the State’s Declaration of Independence.
Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any Israeli citizen has the right to appeal a lower court’s decision to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from several political factions elected by Israel’s citizens under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).
The executive power of the State of Israel is held by a democratically-elected government. A proposed government requires approval by the Knesset, which is presented with a coalition supported by a majority of the Knesset members, even if not all supporting parties are members of the proposed government. A proposed government is usually made up of a coalition of different political parties. The Prime Minister serves as the head of government and as the chief executive of the state. The President serves as the ‘Head of State’, and plays an important role in leading the process of forming a government. The functions of the President are defined in the Basic Law of 1964: President of the State. The President assigns the task of forming a new government to a member of Knesset, whom is usually the leader of the party that received the most Knesset seats in the latest general elections. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors from foreign states, pardoning prisoners or commuting their sentences and approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel.
Israel and Gaza.   In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities and military bases in Gaza, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations” below). Despite this, there has been ongoing tension at the border between Israel and Gaza.
In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas firing an increasing number of rockets from Gaza into Israel, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to a relatively calm atmosphere from 2009 until 2011. Operation Cast Lead did not materially affect the Israeli economy.
From 2011 into 2012, Hamas intensified its terrorist activities and substantially increased its rocket attacks from Gaza, deploying long-range rockets capable of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, an eight-day military campaign against terrorist targets in Gaza. In the summer of 2014, in response to Hamas resuming firing rockets from Gaza into Israel, as well as the terrorist kidnapping and murder of three Israeli teenagers, Israel took defensive military action and embarked on Operation Protective Edge. The aim of the operation was to put an end to Hamas’ rocket launches, some of which reached Israeli cities and towns as far away as 100 kilometers from Gaza. Operation Protective Edge concluded in August 2014.
In October 2015, there was an increase in acts of violence against Israelis, perpetrated mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, by the Palestinian Authority as well. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement of violence.
In May 2018, Hamas organized violent protests along the fence between Gaza and Israel. Many protesters were armed with knives and guns, and many hurled Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires along the Israeli side of the fence through use of incendiary balloons/kites. Hamas referred to these protests as part of its “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy to Jerusalem, and others associated the protests with the economic hardship in Gaza. The protests continue on a regular basis. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many of whom were identified as Hamas militants. The Israel Defense Forces (the “IDF”) have since launched an investigation into Israel’s military response to the protests.

A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the West Bank during November and December 2018. The attacks resulted in a few Israeli casualties and the IDF conducted special operations to apprehend the terrorists.
In the beginning of May 2019, there was a wave of rocket attacks from Gaza and over 700 rockets were launched into Israeli territory. Four Israeli civilians and two Palestinians were killed by Hamas rocket fire. Within three days this wave of violence was suppressed and a ceasefire was agreed.
On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian population centers in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack incited an 11-day conflict referred to in Israel as “Operation Guardian of the Walls”. During the conflict, the Hamas terror organization launched thousands of rockets into Israel, targeting dense civilian populations in cities, towns and villages across Israel. The Israeli Iron Dome Aerial Defense System intercepted hundreds of these rockets. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck sites in the Gaza Strip that Hamas uses for its terrorist activities, including the Hamas headquarters, underground tunnels, rocket launchers, military posts and other Hamas infrastructure. A ceasefire was reached on May 21, 2021.
Israeli-Palestinian peace negotiations.   In July 2013, Israeli-Palestinian negotiations were reinitiated under the auspices of the U.S. Secretary of State. While some progress was made, prior to the last phase of implementation of a prisoner release by Israel for which government approval was imminent, the Palestinian Authority breached its commitments by submitting requests to accede to fifteen different international conventions. The different Palestinian factions subsequently announced their intentions to form a pact between Fatah and Hamas intended to serve as the foundation of the planned national consensus government. No further progress has been made since.
In February 2020, then-U.S. President Donald Trump introduced his plan for a comprehensive peace treaty between Israel and the Palestinians, which Israel viewed favorably. Then-Prime Minister, Benjamin Netanyahu, declared that the plan will be reviewed in full cooperation with the U.S., while maintaining all of Israel’s peace agreements and strategic interests.
Abraham Accords.   See “International Relations — Abraham Accords” below for details on the normalization of Israel’s relations with the UAE, Bahrain, Morocco and Sudan and the Abraham Accords Peace Treaty.
Privatization
Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2021, 98 Government Companies (as defined in “Role of the State in the Economy,” below) became partially or fully private. The proceeds stemming from privatizations between 2005 and 2021 totaled $4.5 billion. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Company, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).
Loan Guarantee Program
In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. This program has been extended numerous times, most recently in 2019 until September 30, 2023 (with an option to carry forward unused guarantee amounts for an additional year). This allows the United States to provide access to up to approximately $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.
The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Table No. 2
Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)
	2017	2018	2019	2020	2021
Main Indicators
GDP (at constant 2015 prices)	1,271.7	1,322.4	1,372.3	1,342.7	1,453.0
Real GDP growth	4.4%	4.0%	3.8%	-2.2%	8.2%
GDP per capita (in NIS, at constant 2015 prices) .	146,041	148,927	151,616	145,724	155,123
GDP per capita, percentage change	2.4%	2.0%	1.8%	-3.9%	6.4%
Inflation (change in CPI – annual average)	0.2%	0.8%	0.8%	-0.6%	1.5%
Industrial production	3.7%	3.5%	2.9%	6.3%	5.9%
Business sector product (at constant 2015 prices) .	949.8	991.1	1,034.2	1,005.8	1,103.3
Permanent average population (thousands)	8,713	8,883	9,054	9,215	9,367
Unemployment rate	4.2%	4.0%	3.8%	4.3%(1)	5.0%(2)
Foreign direct investment (inflows, in billions of dollars)	16.9	21.5	17.4	24.3	21.5
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices)	394.3	414.4	430.6	422.5	479.8
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices)	379.7	405.6	419.3	379.6	453.6
External Debt
External debt liabilities (in millions of dollars, at year-end)	90,084	94,307	103,202	130,410	161,836
Net external debt (in millions of dollars, at year-end)	-164,162	-156,360	-170,256	-202,455	-224,849
Government Debt
Total gross government debt (at end-of-year current prices)	747.1	788.3	823.2	983.9	1,044.1
Total gross government debt as percentage of GDP.	58.4%	58.8%	58.0%	70.2%	67.0%
Revenues and Expenditures (net)
Revenues and grants	316.5	317.2	325.4	317.9	392.9
Expenditures	447.9	444.9	492.1	563.1	587.6
Expenditures other than capital expenditures	321.2	336.8	354.8	426.4	426.9
Development expenditures (including repayments of debt)	126.8	108.1	137.3	136.7	160.7
Repayments of debt	100.2	79.0	104.9	97.4	119.8

(1)
A broader definition of unemployment used since the outbreak of COVID-19 totaled 15.3% in 2020, and included those absent from work due to reasons related to COVID-19 such as unpaid leave (9.5%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (1.4%).

(2)
In 2021 unemployment (as defined in footnote 1 above) amounted to 10.0% including those absent from work due to reasons related to COVID-19 such as unpaid leave (2.9%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (2.1%).

Source:   Central Bureau of Statistics, Bank of Israel and Ministry of Finance.

STATE OF ISRAEL
Introduction
Israel is a highly developed, industrialized democracy. Real GDP increased at an average annual rate of 3.9% between 1996 and 2021, and increased by 8.2% in 2021 as the economy recovered from the effects of the COVID-19 pandemic. Israel has seen marked improvements in many economic and fiscal indicators in recent decades. GDP growth has remained steady and consistent, except for a contraction experienced during the global slowdown of the early 2000s and fluctuating growth rates in the aftermath of global crises such as the 2008 financial crisis, the European debt crisis and most recently the COVID-19 pandemic.
Income inequality and poverty levels have decreased due to a strong labor market and steady growth in employment. The standard of living in Israel is steadily increasing, as demonstrated by the growth in GDP per capita. Israel’s GDP per capita based on purchasing power parity, however, remains relatively low. To improve standards of living, groups with low participation rates need to be better integrated into the labor force and productivity rates need to grow.
In recent years, natural gas production has notably contributed to the energy sector of the Israeli economy. From 2006 to 2020 Israel experienced a major shift in fuel components used for electricity production. In 2006, electricity production was comprised of 18% natural gas and 71% coal. In 2020, electricity production was comprised of 67% natural gas, 26% coal and 6% renewable energy.
The Israeli high-tech sector encompasses industrial areas such as electronics, pharmaceuticals and aircraft manufacturing, software and R&D. Employment in the high-tech sector has increased significantly and the sector’s share of GDP has steadily grown and contributed to the growth of the Israeli economy over the past few decades. These developments have also benefited total exports, with approximately half of goods and services exports coming from the high-tech sector.
From 2016 to 2019, GDP grew at an average annual rate of 4.1%. The increase in growth was mainly due to an increase in private consumption averaging growth of 4.3%, while growth in exports matched the growth rate of GDP. Exports of goods grew at a slower rate as compared to exports of services, leading to an increase in the share of exports of services relative to total exports. The increase in private consumption was due, in part, to low interest rates, relatively low levels of household leverage, and an upturn in the labor market. Following negative growth of 1.5% in 2015, fixed capital formation grew by 12.7% in 2016, mainly due to a sharp increase in the number of purchases of passenger cars, and averaged growth of 4.7% from 2017 to 2019.
In 2020, due to decreased inflow of investments and a sharp decline in private consumption caused by restrictions imposed in response to the COVID-19 pandemic, the Israeli economy contracted by 2.2%. In 2021 the Israeli economy recovered significantly, buoyed by a strong growth in private consumption of 11.6% as a result of pent-up demand following the gradual lifting of COVID-19 restrictions throughout the year. Total exports grew by 13.6%, including, notably, a 15.8% increase in export of business services attributable primarily to the rapid expansion of the high-tech sector. Fixed capital investments and public consumption recovered as well, increasing by 10.9% and 2.8%, respectively in 2021.
Israel has made substantial progress in opening-up its economy since 1990, removing major trade barriers and tariffs. Israel has entered into free trade agreements with its major trading partners and is one of a handful of nations to maintain free trade agreements with both the United States and the EU. Israel also signed free trade agreements with the European Free Trade Association (“EFTA”), Turkey, Jordan, Egypt and Mexico. In 2010, Israel was admitted as a full member of the Organization of Economic Co-operation and Development (“OECD”), following a unanimous vote by OECD members.
From 2015 to 2017, the budget deficit remained below set targets. In 2018, both the budget deficit target and the eventual budget deficit for the year stood at 2.9% of GDP, while in 2019 the budget deficit increased to 3.7%, above the set target of 2.9%. In 2020 the budget deficit amounted to 11.4% as public expenditure expanded as a result of the Government’s stimulus plan to support the economy during the COVID-19 crisis and the decrease in tax revenues. In 2021, the budget deficit shrunk to 4.4% of GDP, primarily as a result of significant growth in revenue collection.

The unemployment rate has decreased consistently throughout the past decade. In 2012, the unemployment rate was 6.9% and has declined consistently in each subsequent year to 4% in 2018 and 3.8% in 2019. This declining unemployment rate has been accompanied by an improvement in the labor participation rate. The labor participation rate was 63.5% in 2019, continuing the upwards trend of incremental improvement from 59.4% in 2002. The growing employment rate in recent years has led to an increase in real wages and disposable income. There remains a high demand for workers, particularly high-skilled workers, in the Israeli economy. In 2020, following the outbreak of COVID-19, unemployment increased sharply due to measures imposed to curtail the spread of COVID-19, including national lockdowns. The unemployment rate rose to 4.3% in 2020, with 1.4% of such individuals having left the labor force due to COVID-19-related reasons such as dismissal or workplace closures. Further, in 2020 an additional 9.5% were absent from work due to reasons related to COVID-19, such as unpaid leave or suspension of operations.While the unemployment rate declined in 2021, it remained relatively high due to the ongoing effects of COVID-19. The 2021 unemployment rate stood at 5.0%, with 2.9% having left the labor force as a consequence of the COVID-19 pandemic, and a further 2.1% who were absent from work due to reasons related to COVID-19.
One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2020, 50% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 40%. Between 1990 and 2003, approximately 1.1 million people immigrated to Israel, increasing Israel’s population by approximately 23%. Most of the new immigrants were highly educated and possessed strong academic and professional backgrounds mainly in science, management, medicine and other technical and professional fields. Although this wave of immigration initially placed a strain on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, the immigrants successfully integrated into the economy.
Geography
Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bordered to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding Gaza and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the U.S. state of New Jersey. Jerusalem is the capital of Israel.
Population
Israel’s population (including Israeli citizens residing in the West Bank and excluding foreign nationals residing in Israel for employment purposes) is approximately 9.5 million as of the end of 2021, compared to 8.8 million in 2017. Between 1990 and 2020, Israel’s population grew by 93%, with a significant part of the increase attributable to immigration from the former Soviet Union. In 2020, 11.7% of the Israeli population was 65 years of age or older, 31.6% was between the ages of 35 and 64, 28.5% was between the ages of 15 and 34, and 28.2% was under the age of 15. 91.6% of the population of Israel lives in urban areas with 18.3% of the population living in Israel’s three largest cities: Jerusalem (population 951,100), Tel Aviv (population 436,800) and Haifa (population 283,700).
The Israeli population is comprised of a variety of ethnic and religious groups. In 2021, the ethnoreligious composition of the Israeli population was 74% Jewish, 18% Muslim, 1.9% Christian and 1.6% Druze. Israel’s Declaration of Independence and various dicta of the Supreme Court of Israel guarantee freedom of religion for all Israeli citizens. Hebrew is the official language of Israel, while Arabic holds a special status and English is commonly used.
Immigration
Israel has experienced a continuous flow of immigrants, in part due to its Law of Return, which provides that Jews, those of Jewish ancestry, their spouses, as well as converts to Judaism, have the right to immigrate and settle in Israel and gain citizenship. In 2017, 29,084 immigrants arrived in Israel, an increase of 8.1% compared to 2016. In 2018, 29,800 immigrants arrived in Israel, an increase of 2.5% compared to 2017. In 2019, 35,010 immigrants arrived in Israel, an increase of 17.5% compared to 2018. In 2020 21,110 immigrants arrived in Israel, a decrease of 39.7% compared to 2019. In 2021 27,982 immigrants arrived in Israel, an increase of 32.6% compared to 2020.

For over a decade, Israel, like many other developed countries, has experienced an influx of individuals entering its territory illegally. Since 2007, more than 60,000 migrants have entered illegally by means other than permitted entry into Israel at border entry points. Most of the illegal migrants entered Israel by crossing the Israeli-Egyptian border not through an official border crossing prior to the Amendment to the Prevention of Infiltration Law (Offenses and Jurisdiction) 5714-1954 and the completion of a major portion of a border fence in 2012-2013. Since 2013, there has been a drastic decrease in the number of migrants entering Israel illegally. Since 2010, thousands of illegal migrants have voluntarily left Israel to safe third countries or to their country of origin.
As at the end of 2021, there were approximately 28,235 illegal migrants in Israel (excluding births) who entered Israel illegally, approximately 25,697 of whom originated from Eritrea and Sudan, according to data from the Population and Immigration Authority. Although Israel has refrained from returning citizens of Eritrea and Sudan to their home countries, the policy with respect to such migrants is subject to review from time to time.
Israel respects its international obligations and follows strict procedures consistent with the criteria and standards of international law codified by the 1951 Convention Relating to the Status of Refugees. Applicants for asylum by migrants, whether legal or illegal, are interviewed by the Refugee Status Determination Unit to determine whether the migrant fulfills the criteria set by the Convention and those who are denied refugee status may appeal to the court system. From 2017 to 2021, Israel received approximately 44,730 requests for political asylum, some submitted by Eritrean and Sudanese nationals.
The COVID-19 pandemic has resulted in a significant reduction in migration. Accordingly, the number of new asylum applications fell by 81% from 2019 to 2020, with only 1,909 new asylum applications filed in 2020 as compared to 9,842 asylum applications in 2019. During 2021 the number of new asylum applications filed remained low at 1,933. This decrease was primarily attributable to the restrictions imposed on the entry of foreigners into Israel and the reduced number of international flights entering Israel in response to COVID-19.
Form of Government and Political Parties
Israel was established in 1948 as a parliamentary democracy with governmental powers divided among the legislative, executive and judicial branches. Israel has no formal written constitution but rather a number of basic laws which govern the fundamental functions of the state, including the electoral system, the government, the legislature and the judiciary system, and which guarantee the protection of fundamental rights, such as, among others, to property, life, bodily integrity, dignity, privacy and choice of occupation. These basic laws were recognized as having a distinctive status by the Israeli Supreme Court in comparison with other laws and, in certain instances, require an absolute majority vote of the Knesset to be amended. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed their full democratic rights. Freedom of religion, speech, assembly, press and political affiliation are embodied in Israel’s laws, judicial decisions and its Declaration of Independence.
The President of Israel is its Head of State. The President has an apolitical, figurehead role, with the operational executive power lying in the hands of the Prime Minister. Presidents are elected by the Knesset for a single seven-year term without possibility of reelection. The President has no veto powers and the duties of the office are mainly ceremonial. President Isaac Herzog (also colloquially nicknamed “Bougie”) took office in July 2021 as the successor of President Reuven Rivlin.
The legislative powers of the State reside in the Knesset, a unicameral parliament that consists of 120 members elected through nationwide proportional representation closed-list voting system. The Knesset is elected for a fixed four-year term, although most parliaments have not completed a full term, with premature dissolutions of parliament followed by fresh elections being frequent occurrences. Notably, in the span of two years between April 2019 and March 2021, Israel held four elections.
The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held in accordance with Basic-Law: The Knesset and the Knesset Elections Law of 1969. Early elections can be called by a majority vote of Knesset members on a bill to dissolve the Knesset or by an edict of the Prime Minister approved by the President, and normally occur in situations of political stalemate or when the Government is unable to obtain the Knesset’s support for its policies. Failure to form a government after elections or to obtain Knesset approval of the annual budget by March 31 (three months after the start of the fiscal year) may also trigger early elections.
Israel uses the closed list method of party-list proportional representation, whereby citizens vote for their preferred party-list and can only have influence over the position of individual candidates placed on the party list, if the party decides to hold primary elections, and the citizen is a member of such party. The 120 seats in the Knesset are assigned proportionally to each party that received votes, provided that the party meets or exceeds a 3.25% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. Following the elections, and after consulting with different parties’ representatives, the President selects a member of the new Knesset to form the Government. While the selected Knesset member typically is the leader of the party receiving the most seats, he or she is not required to be so, but is the member of Knesset who has the most chance of forming a government, based on the consultation with the parties. If the selected Knesset member successfully assembles a coalition, and the Knesset votes in favor of the proposed government, then this Knesset member becomes Prime Minister and a government is formed. In the event a party wins 61 or more seats in an election, such party can form a viable government without having to form a coalition. However, no party has ever won 61 seats in an election. Thus, a coalition has always been required to form a government, with those remaining outside the coalition comprising the opposition.
An amendment was passed in 2020 such that when a government is formed, one of the Knesset members can be selected as an alternate prime minister and will replace the prime minister at a pre-determined date. At such time, the sitting Prime Minister will become the alternate Prime Minister.
The previous government served for under a year and was dissolved when it failed to pass a budget for 2020 by December 22, 2020. Israel’s most recent general elections were held on March 23, 2021.
Following this election, the President selected Benjamin Netanyahu to form a coalition government. Netanyahu did not succeed in forming a coalition in the newly selected Knesset by the deadline. As a result, the President then selected Yair Lapid to form a coalition government. Member of the Knesset (“MK”) Lapid informed the President that he succeeded in forming a “rotation government” in which MK Naftali Bennett would first serve as the Prime Minister and MK Yair Lapid would then be the alternate Prime Minister. On June 13, 2021 the Knesset voted in favor of the new government and the government began its term. At the time of the formation of the government, the Knesset was informed that Bennett and Lapid would switch positions on August 27, 2023. The political parties that are members of the coalition are Yesh Atid, Blue and White, Yamina, Labor (Haavoda), Israel Beitenu, New Hope, Meretz, Ra’am – United Arab List.

The following table sets forth the number of Knesset seats by political party as of June 30, 2022.
Table No. 3
Distribution of Knesset Seats by Political Party
(As of June 30, 2022)
Number of Seats
Likud	29
Yesh Atid	17
Shas	9
Blue and White	8
Yamina	7(1)
Labor (Haavoda)	7
United Torah Judaism	7
Israel Beitenu	7
Religious Zionism	7
Joint list (Hadash-Taal-Balad)	6
New Hope	6
Meretz	6
Ra’am – United Arab List	4
Total	120

(1)
In April 2021, the Knesset House Committee declared Knesset member Amichai Chikli as “resigned” from the Yamina party. Therefore, he is no longer considered part of Yamina and cannot join any other faction during the current seat of the Knesset. At present, Chikli maintains the status of a “Single MK” who resigned from his faction. According to the law Yamina, is still considered a faction of seven MKs.

On June 20, 2022, Prime Minister, Naftali Bennett, and Foreign Minister and Deputy Prime Minister, Yair Lapid, announced their intention to promote legislation for the dissolution of the Knesset and the bringing forward the next elections. With the support of Prime Minister Bennett’s faction, and in accordance with “Basic-Law: The Government”, the dissolution law was enacted by the Knesset on June 30, 2022. As consequence of the enactment, an interim government will be appointed with Yair Lapid as Prime Minister and Naftali Bennett serving as Deputy Prime Minister. Such interim government will have limited decision-making powers in certain areas due to its transitional nature. It will remain in power until a new government is formed after the elections, which are scheduled for November 1, 2022.
The Judicial System
The Israeli judicial system, which functions independently from the executive and legislative branches, is comprised of civil courts and tribunals, as well as religious and military tribunals.
The civil courts, which have jurisdiction over civil, administrative and criminal matters, are administered by the Directorate of Courts, a separate unit operating within the Ministry of Justice. The civil courts consist of Magistrates’ Courts, District Courts, Labor Courts, and the Supreme Court. Religious tribunals, which operate under the auspices of the Ministry of Religious Services, have jurisdiction over certain personal status matters. In addition, there are military tribunals that operate under the auspices of the Ministry of Defense and are authorized to try soldiers for military and civil offenses.
Within the civil court system, the Magistrates’ Courts are courts of first instance. They have jurisdiction over criminal matters generally relating to offenses carrying a potential sentence of less than seven years imprisonment, as well as civil matters for claims of less than NIS 2.5 million or claims involving the use and possession of real estate. The Magistrates’ Courts also sit as specialized courts based upon subject matter: Municipal Courts, Family Courts, Small Claims Courts, Traffic Courts, Rent Courts and Juvenile Courts. There are 32 Magistrates’ Courts.
Labor and social security issues are under the jurisdiction of the Labor Courts, composed of Regional Courts and the National Labor Court, which serve as both an appellate court and a court of first instance in certain matters.
The six District Courts, located in Jerusalem, Tel Aviv, Haifa, Beer Sheba, Nazareth and Central Region (Lod), are courts of first instance in matters that do not fall within the jurisdiction of Magistrates’ Courts. District Courts also have jurisdiction in cases concerning corporations and partnerships, administrative matters (e.g., appeals on tax matters, government tenders, planning and building issues and other petitions against decisions of government bodies and authorities) and intellectual property matters, as well as appeals of Magistrates’ Court decisions. The Jerusalem District Court has exclusive jurisdiction with respect to certain matters, such as election appeals and extradition and antitrust issues. The Haifa District Court also functions as the Maritime Tribunal and has exclusive jurisdiction over maritime matters. In addition, the Tel Aviv District Court and the Haifa District Court operate a “Financial Department,” which has exclusive jurisdiction over certain financial matters such as derivative actions and class actions in connection with securities.
The Supreme Court, which is composed of fifteen justices, sits as an appellate court in review of trial court judgments and District Court appellate decisions. In addition, the Supreme Court sits as the High Court of Justice, a court of first instance in administrative and constitutional cases whose judgments cannot be appealed. The Supreme Court also holds further hearings on its own decisions and has the unique power to order a retrial in criminal matters. Under certain circumstances, the High Court of Justice is also authorized to review the decisions of the National Labor Court and the religious tribunals. Supreme Court rulings are considered binding upon all lower courts in Israel.
Justices in Israel are selected by the Judicial Selection Committee, which is chaired by the Minister of Justice and comprised of three Supreme Court Justices (including the President of the Supreme Court), two Cabinet ministers (including the Minister of Justice), two members of the Knesset and two members of the Israel Bar Association. Justices are appointed by the President of the State, following a recommendation by the Judicial Selection Committee. In accordance with tradition, the President of the Supreme Court is selected based on seniority.
National Institutions
Israel has four so-called “national institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. These national institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each national institution is independent of the Government and finances its activities through private and public sources, including donations from abroad. These national institutions were responsible for a net unilateral transfer into Israel of $0.10 billion in 2021, compared to $0.13 billion in 2020.
International Relations
Israel currently maintains diplomatic relations with 166 countries, seeking to develop relations on a full range of issues including trade, cultural ties and building shared values of democracy and mutual respect. During the 1990s, Israel established or reestablished commercial, trade and diplomatic relations with all of the republics of the former Soviet Union and Eastern Europe. Israel has seen significant growth of commercial, trade and diplomatic relations with key Asian countries, especially Japan, South Korea, China and India. Over the past three decades, Israel has encouraged efforts to increase relations with the region’s Arab countries. As first expressed in Israel’s Declaration of Independence in 1948, Israel offers, “peace and unity to all neighboring states and their peoples, and invites them to cooperate with the independent Jewish nation for the common good of all.” Even with new and complex challenges in the Middle East, Israel remains committed to peaceful resolutions and to economic opportunities for regional development (see “Abraham Accords,” below).
Israel and the United States.   Israel maintains a close economic, diplomatic and military relationship with the United States.

Israel receives military assistance from the United States and has received economic assistance from the United States averaging approximately $3 billion per year since 1987, including by way of loan guarantees. Israel and the United States agreed to reduce U.S. foreign assistance to Israel by way of a phase-out of U.S. Economic Support Fund assistance to Israel. The United States increased annually the level of its Foreign Military Financing assistance to Israel. In 2016, the United States and Israel reached an agreement on a package of at least $38 billion in U.S. military aid over the course of 10 years ($3.8 billion per year). This aid is used for foreign military financing and ballistic missile defense cooperation.
Israel and the United States share a commitment to seeking peace and economic development in the Middle East and developing a security framework that makes such progress possible. Cooperation on key defense projects such as the Iron Dome and Arrow missile defense programs has been a great success, highlighting the depth of cooperation between the two countries. In 2017, the President of the United States formally recognized Jerusalem as the capital of the State of Israel and announced plans to relocate the U.S. embassy from Tel Aviv to Jerusalem. In 2018, the U.S. officially inaugurated its new embassy in Jerusalem. In 2019, the President of the United States recognized Israeli sovereignty over the Golan Heights.
For the past several years, the prospect of Iran acquiring nuclear armament capability has been a central geopolitical concern both domestically and internationally. The JCPOA between the P5+1 group and Iran reached in July 2015 conditioned international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. Despite the economic sanctions relief, it should be noted though that the primary United States sanctions and other types of sanctions for non-nuclear activities, such as missiles and terror, were not included in the JCPOA and remained in place. Taking the position that the JCPOA would not prevent Iran from developing nuclear weapons, in May 2018, the United States announced its withdrawal from the JCPOA, reinstated economic sanctions, and imposed additional economic penalties. EU countries remain committed to the JCPOA, but the effect of the United States’ withdrawal from the JCPOA on Iran and the region is not yet clear.
Israel and the Middle East.   Since 2011, there has been political instability and civil unrest in numerous Middle Eastern and North African countries, including Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region have so far not materially affected Israel’s financial or political situation, and countries that have signed peace agreements with Israel have remained committed to them, regardless of internal political developments.
Nevertheless, there can be no assurance that such instability in the region will not escalate in the future or will not spread to additional countries in the region. Military efforts have significantly decreased the presence of ISIS (Islamist State in Iraq and Syria) in Syria and Iraq, but there is growing concern regarding Shiite militias taking control over the relinquished territory and the creation of a land corridor from Tehran to the Mediterranean under Iranian influence.
Israel monitors the situation in Syria very closely. The direct threat that the Syrian military poses to Israel has diminished. Nevertheless, Israel remains vigilant about security of its border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and the possible spillover of radical forces along the border with Israel. Israel monitors terror infrastructure in Syria and increased Iranian and radical presence in the area. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region. After years of hostility and wars between Egypt and Israel, intensive negotiations were held by the two countries with the close assistance of the United States. Following these negotiations, Anwar Sadat, the President of Egypt, responded positively to the invitation of Prime Minister Menachem Begin, and visited Israel in 1977. On March 26, 1979, Egypt and Israel signed a peace treaty. This was the first peace agreement signed between Israel and one of its neighboring countries and since then, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the 2014 election of President Al-Sisi was accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.

Israel and Jordan signed a peace treaty in 1994. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the two countries and to coordinate regional economic development initiatives. The peace treaty with Jordan and subsequent progress in Israel’s negotiations with the Palestinians enabled Israel to initiate economic and political relations with other foreign countries bordering the region, as well as in North Africa and the Gulf region.
Relations between Israel and the Arabian Gulf States have been developing based on shared concerns over Iran’s threat to stability in the region and other shared interests. These countries are seeking further cooperation with Israel in fields such as technology, infrastructure, healthcare and agriculture, as there has been a growing recognition of Israel’s capabilities in these areas.
Abraham Accords.   In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (UAE) was reached and in September 2020 the Abraham Accords Peace Treaty was signed at the White House. The Accords officially established diplomatic relations between Israel and the UAE. This was shortly followed by an agreement for the normalization of ties with the Kingdom of Bahrain, which was signed in a Joint Communique between Israel and Bahrain in Manama in November 2020.
In December 2020, Israel and Morocco established full diplomatic relations. Most recently, in January 2021, Sudan acceded to the Abraham Accords Declaration during the visit of then-U.S. Treasury Secretary Steven Mnuchin to Khartoum.
The Abraham Accords led to the stationing of official diplomatic representatives for the UAE, Bahrain and Morocco in Israel, and Israeli representatives in the UAE, Bahrain and Morocco. Official delegations from the various countries met many times since the signing of the Accords, which resulted in numerous bilateral agreements.
These normalizations and treaties have resulted in several partnerships and cooperation efforts have been set up in the finance, culture and tourism sectors. Direct flight routes have since also been established between Israel and Morocco, the UAE and Bahrain. During the first quarter of 2022, trade between Israel and the UAE was estimated at approximately $481 million, an increase of 113% compared to the same period in 2021. Trade with Bahrain and Morocco has also seen an increase over this period.
The Abraham Accords have enhanced regional cooperation. On November 22, 2021, the governments of Jordan, Israel and the United Arab Emirates signed a landmark declaration of intent to build renewable electricity and water desalination facilities to address the threat posed by climate change to energy and water security in the region. In addition, on November 24, 2021, Israel and Morocco signed a defense Memorandum of Understanding (MOU), which formalizes defense relations between the countries and sets a foundation for future cooperation on intelligence and military training among others. This represents a significant step in the deepening relations of Israel and the Kingdom of Morocco, which already benefit from increased economic cooperation and bilateral tourism. In April 2022 Israel and the UAE completed negotiations on a bilateral free trade agreement, which, when signed, will be the first comprehensive free trade agreement reached between Israel and an Arab country.
On March 28, 2022 Israel hosted the Negev Summit where Foreign Minister Lapid was joined by his counterparts from the United States, Egypt, Morocco, Bahrain and the UAE. Following the success of the summit, it was decided to host such a summit on an annual basis.
Israel and Its Borders.   In 2000, Israeli military forces unilaterally withdrew from south Lebanon. This full withdrawal was confirmed by the United Nations. During July and August 2006, Israel became embroiled in a war with Hezbollah, a terror organization supported by Iran and based in Lebanon. The conflict, which was termed the ‘Second Lebanon War’, began when militants from Hezbollah fired rockets at northern Israeli border towns and conducted a deadly ambush on Israeli soldiers — capturing two of them. Israel responded with airstrikes and artillery fire on Hezbollah targets in Lebanon. Hezbollah then launched more rockets into northern Israel and engaged Israel Defense Forces in guerrilla warfare. In accordance with UN Security Council Resolution 1701, a United Nations-brokered ceasefire went into effect on August 14, 2006, calling on the Lebanese government to take full control of Lebanon and prohibiting the presence of paramilitary forces, including Hezbollah, south of the Litani River.

Since that conflict, Israel’s border with Lebanon has remained mostly quiet and peaceful, but Hezbollah’s military buildup with more sophisticated weapons that have greater accuracy and longer ranges is one of Israel’s main concerns. Iran, Hezbollah’s main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training.
Israel closely monitors security on its northern and southern borders, due to the presence of radical military and paramilitary organizations. Since 2015, Israel has observed a greater presence of Hezbollah forces in Syria in support of Syrian President Assad. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region. In February 2018, Iranian Revolutionary Guard forces attempted an attack with a cross-border drone from Syria, which was intercepted by Israeli forces. Due to the threat, Israel has stated that it will not allow the further entrenchment of Iranian forces in Syria.
The Israeli-Palestinian Conflict.   The signing of the Oslo Accords in 1993 between Israel and the Palestine Liberation Organization (“PLO”) and the commitments undertaken for mutual recognition was believed to be a turning point in the relations. This led to the introduction of a number of interim agreements that set the grounds for the establishment of the Palestinian Authority. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo and the 1995 Interim Agreement on the West Bank and Gaza signed in Washington, DC, several rounds of negotiations were held between Israel and the PLO in 2000. This included a summit at Camp David in July 2000, aimed at achieving a permanent agreement and an end to the conflict.
In September 2000, relations between Israel and the Palestinian Authority deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and civilians, in violation of the bilateral agreements signed in 1993. Over the past decade, Israel has called to resume unconditional peace talks with the Palestinian Authority, while the Palestinian Authority, under the leadership of Mahmud Abbas (colloquially nicknamed “Abu Mazen”), has raised preconditions to resume such talks.
In 2004 and 2005, despite unsuccessful dialogue and increased violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from Gaza. The disengagement plan ended Israel’s 38 years of military presence and authority over the Gaza territory. The Hamas terrorist organization’s ascent to power and its violent takeover of Gaza in June 2007 increased instability in the region.
Hamas has held control over the Gaza strip since 2007. Palestinian terrorist organizations began launching locally-manufactured and smuggled rockets and mortar rounds from Gaza into Israel, as well as attempting to infiltrate by sea. In 2007 and 2008, over 2,300 and 3,000 rockets, respectively, were launched on civilian targets in southern Israel. As the range of these missiles continued to increase, by the end of 2008 over one million Israelis in the Gaza envelope found themselves within range of terrorist rocket fire and mortar attacks. Due to the threat of rockets and terror tunnels, Israel has engaged in several military operations (Operation Cast Lead — 2008, Operation Pillar of Defense — 2012, and Operation Protective Edge — 2014) with the goal of suppressing the rocket-fire. The threats posed by tunnels and rocket launches have decreased in recent years due to the efforts and successes in the intelligence field, the use of missile defense systems, and new technological capabilities in the field of location of underground tunnels.
In February 2020 United States President Trump introduced his plan for a comprehensive peace agreement between Israel and the Palestinians, which Israel views as a significant opportunity. Prime Minister Netanyahu declared that the plan will be reviewed, in full coordination with the United States and maintaining all of Israel’s peace agreements and strategic interests.
On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian populations in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack started an 11-day conflict, Operation Guardian of the Walls. During the operation, the Hamas terror organization launched thousands of rockets into Israel, targeting dense civilian populations in cities, towns and villages. The Israeli Iron Dome Aerial Defense System intercepted hundreds of these rockets. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck terror targets belonging to Hamas in the Gaza Strip, including Hamas headquarters, underground tunnels, rocket launchers, military posts and other infrastructure. A ceasefire was reached on May 21, 2021.
Other diplomatic relations.   In recent years, Israel has further developed its diplomatic relations in Europe, Asia, Africa and Latin America, establishing cooperation in a wide range of fields.

Israel and the EU have a very close and deep-rooted relationship. In the 1950’s, Israel was one of the first countries to establish relationships with the European Union. In 1976, the EU and Israel signed their first trade agreement and the EU remains Israel’s largest trading partner. Since June 2013, the Open Skies Agreement has led to an increase in passenger traffic from 7.6 million to 11.9 million, making the EU a popular destination for Israelis to visit. The EU has supported and helped Israel’s research and innovation sector over the past 20 years. As part of the Horizon 2020 program, the EU funded over 1,245 projects in Israel totaling €713 million. Israel has also developed new regional alliances with European Countries such as the trilateral agreement with Greece and Cyprus, the Visegrad (Hungary, Czech Republic, Slovakia and Poland), as well as relations with the Baltics and Balkans. This new form of cooperation termed “geometric diplomacy” has led to an unprecedented amount of summit gatherings of the regional leaders with Israel.
In February 2021, Israeli Minister of Foreign Affairs Gabi Ashkenazi and Kosovo Minister of Foreign Affairs Meliza Haradinaj, signed an agreement establishing diplomatic relations between Israel and Kosovo. The two foreign ministers also signed memoranda of understanding for policy consultations and an agreement for cooperation with MASHAV-Israel’s Agency for International Development Cooperation.
In addition, Israel increased its diplomatic activity in Latin America, with the then Prime Minister visiting Argentina, Colombia, and Mexico. These were historic visits as Netanyahu was the first Prime Minister of Israel to visit this region. Relations between Israel and Brazil have also developed, with recent visits by the Prime Minister of Israel to Brazil and the Brazilian President to Israel and an announcement by Brazilian President to open a business center in Jerusalem.
In recent years, Israel has significantly increased its activity in Africa, and new Israeli aid projects were developed with several African countries. In early 2019, Israel opened an embassy in Rwanda, its 11th African embassy, in and renewed its diplomatic relations with Chad. These events mark the strengthening ties between Israel and the continent. The President of Israel visited Ethiopia in May 2018, and the Prime Minister made official visits to several African countries, including Kenya and Liberia.
Israel has also increased its diplomatic activity in Asia. In 2014, the Government convened high level integrated committees, led by the Prime Minister’s office, to support advancing relations with China and India and since then has increased its diplomatic presence in both these countries. In 2018, relations between Israel and India deepened and agreements were signed between the two countries covering activity in various industries, including cybersecurity, oil and gas and medicine. In 2018, eight cooperation agreements between Israel and China were signed in science and technology, life sciences, innovation, digital health, and agriculture. In December 2020, Bhutan and Israel established full diplomatic relations.
Membership in International Organizations and International Economic Agreements
Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development and the Inter-American Development Bank. Since September 2010, Israel has been a full member of the OECD.
Israel has been a signatory to the General Agreement on Tariffs and Trade of 1947 since 1962, and is a founding member of the World Trade Organization. In addition, Israel is a member of initiatives conducted under the framework of the World Trade Organization, namely the Government Procurement Agreement and the Information Technology Agreement.
Israel has an extensive network of free trade agreements with most of its major trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico, MERCOSUR (Brazil, Argentina, Uruguay and Paraguay), Panama and Colombia. A free trade agreement with the Ukraine entered into force in the beginning of 2021, as well as a trade and partnership agreement between Israel and the United Kingdom, which took effect upon the withdrawal of the U.K. from the EU. Israel and the U.K. have agreed to further negotiate on the enhancement of the free trade agreement in place, expected to begin during fall 2022. Negotiations for a free trade agreement with South Korea have concluded and the agreement is in the process of ratification. Approximately 64% of Israel’s exports of goods in 2021 was conducted under its bilateral free trade agreements which provide duty-free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with China, India, and Vietnam. Negotiations previously held with the Euro-Asian Customs Union (Russia, Armenia, Belarus, Kazakhstan and Kyrgyzstan) are not progressing as of the date hereof. In addition, Israel signed a free trade agreement with the United Arab Emirates on May 31, 2022, and expects to sign a free trade agreement with Guatemala in the near future. Both agreements will have to undergo ratification before entering into force.
In 1975, Israel signed a free trade agreement with the European Economic Community that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into effect in June 2000, which addresses issues relating to competition, government procurement, and cooperation in many areas, including research and development (“R&D”). It also expands the liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.
In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of tariffs on all industrial products, taking effect at the beginning of 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. In addition to these agreements, Israel entered into three mutual recognition agreements in the area of standardization. Two of them, with the United States and Canada, cover telecommunication equipment; the third, with the EU, covers goods manufacturing processes in the area of pharmaceuticals.
Israel, with the assistance of the United States, developed regional trade agreements to facilitate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in 2004. These QIZ agreements allow Egypt and Jordan to export products to the United States, free of export duties if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration. However, the QIZ agreement with Jordan has not been active since Jordan signed a free trade agreement with the United States in 2010, which allows Jordanian-originated products to enter the United States duty-free.
Since 1996, Israel has been a participant in the EU Framework Programs for Research and Innovation (the “EU Framework Program”), which allows Israeli firms, academic institutions and other organizations to participate in EU-based R&D projects. Israel was the first country outside of Europe to enjoy this special status, a status granted to Israel largely in recognition of its key role in technology and innovation in the global arena. The EU Framework Program is the biggest R&D funding platform in the world involving industrial and academic research and innovation.
In 2014 Israel signed an agreement to join Horizon2020, the eighth European Framework Program for Research and Innovation (2014 – 2020). Horizon2020 provided Israel access to €77 billion in total program funding. Horizon2020 provides funding in a variety of areas including information and communication technologies, health, biotechnology, nanotechnology, materials and production processes, energy, climate, environment, raw materials, food security and bioeconomy, space, transport, future and emerging technologies, research infrastructures, innovation in small and medium sized enterprises, secure societies, researcher’s mobility, social sciences and humanities, and the European Research Council for groundbreaking academic research. Horizon2020 promotes pioneering research and enables Israeli entities to cooperate on technological development with European industries, research institutions and universities, in addition to showcasing Israeli technological abilities. Through Horizon2020, small and medium-sized enterprises that are based in the EU or an associated country can obtain funding and support for innovations that aid growth and expansion into countries in Europe and elsewhere. Since acceding to the Horizon2020 framework in 2014, 2,045 Israeli entities (including research entities, industrial bodies and others) participated in 1,666 projects that were awarded funding in a total sum of €1.27 billion.
In December 2021, Israel signed an agreement with the European Commission to join the new Horizon Europe program, the ninth Framework Program for Research and Innovation (2021 – 2027) with a total budget of exceeding €95.5 billion. Since joining the EU Framework Program, more than 22,700 Israeli researchers have participated in 4,460 projects, totaling €2.83 billion in funding.
Israel is an active participant in the EUREKA Network, Europe’s leading platform for R&D entrepreneurs and industries. EUREKA is an inter-governmental public network that supports R&D-based businesses and institutions through funding and partner-matching services. Projects can be launched in a variety of fields and technological areas. In July 2010, Israel became the chair of the EUREKA Network for one year. The Israeli EUREKA chairmanship leveraged local technological best practices to focus on promoting a culture of innovation and to develop new sources of funding for start-up companies, small and medium sized enterprises and research institutions domestically and globally. Israel is among EUREKA’s most active participants; of EUREKA’s member and associated countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects.
In 2019, Israeli companies submitted 70 proposals for R&D cooperation projects as part of the bilateral programs of the European Division of the Israel Innovation Authority. The countries with the most submissions were Greece, the U.K. and Italy.
Over the years, Israel has signed many bilateral agreements for collaboration on research, development and innovation with foreign federal and local governments, as well as with other foreign entities. In addition, Israel has five bi-national R&D foundations with the United States, Canada, India, Singapore and South Korea.

THE ECONOMY
Overview
Israel has an industrialized and diversified economy. From 2016 to 2019, the average annual growth in GDP was 4.1%. Since 2016, the national accounts were characterized, in general, by overall growth across all components of the GDP, including private consumption, investments and trade.
The anticipated long-term GDP growth potential of around 3.7% in 2020 did not materialize due to the outbreak of the COVID-19 pandemic, which resulted in a negative GDP growth rate of 2.2% in 2020. In 2021 the economy recovered from the COVID-19 pandemic, with GDP increasing by 8.2%, while GDP per capita reached $51,514.
The overall contraction of the domestic economy in 2020 was reflected in the labor market as the unemployment rate grew significantly, while the participation rate remained stable and at a high level relative to historical and international rates. In 2021 the participation rate remained the same as in 2020.
Israel’s employment rate and average wages have increased significantly in the years prior to the COVID-19 pandemic. In 2021, Israel’s employment rate has recovered to pre-pandemic levels, while wages have continued to grow consistently. The increase in real wages and the high participation rate have led to increased household income. The increase in real wages reflects both the rise in nominal wages and low inflation rates. The increase in the participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower taxation on labor.
Income inequality and poverty have fallen in recent years as a result of the strong labor market and rapid employment growth. The standard of living in Israel is steadily increasing, as seen in the growth of GDP per capita. However, GDP per capita in Israel based on purchasing power parity remained relatively low. In order to support continuing increases in the standard of living, those groups with low participation rates need to be integrated into the labor force.
The high-tech sector in Israel includes the industrial sectors such as the electronics, pharmaceuticals and aircraft sectors as well as software and R&D. Employment in the high-tech industry increased rapidly, and the sector’s share of GDP has grown and contributed to the economy’s development in the past few decades. These developments have also benefited exports, half of which are high-tech goods and services.
Since 2010, the composition of Israel’s exports has shifted, with the growth in export of services outpacing that of export of goods. In 2021 the share of export of services out of Israel’s total exports was greater than that of goods for the first time in the country’s history. Exports of business services, notably high-tech services, increased by 15.8% in 2021, however, as the tourism sector maintained its low level of growth from 2020, total export of services increased by 17.3%. Exports of goods also performed well, posting a growth of 10.4%. In total, Israel’s exports grew by 13.6% in 2021.
In recent years natural gas has contributed to the energy independence of the Israeli economy. From 2006 to 2019 Israel experienced a major shift in fuel components used for electricity generation. In 2006, electricity production was comprised of 18% natural gas and 71% coal. In 2020, electricity production was comprised of 67% natural gas, 26% coal and 6% renewable energy.
In the last two decades, a central goal of the Government’s economic policy has been to reduce the Government’s role in the economy and to promote private sector growth. In order to advance this goal, the Government has pursued a policy of privatizing State-owned enterprises, including banks, the electricity sector and the ports. The Government has also pursued stability-oriented monetary and fiscal policies. Fiscal discipline has kept Israel’s debt-to-GDP ratio on a declining trend since 2009, increasing slightly to 60.4% in 2018 before decreasing to 59.5% in 2019. Public debt as a percentage of GDP increased to 71.7% in 2020 as government expenditure rose as a result of COVID-19 and the measures taken to mitigate its impact. In 2021, while government expenditure remained high due to the ongoing effects of the COVID-19 pandemic, the debt to GDP ratio decreased to 68.8%.
The Government is committed to price stability within an inflation target between 1% and 3%. Over the last ten years, prices have risen by an average of 0.5% annually — lower than the target range. Over the last five years, the average rates of inflation have remained low, with rates of 0.2% in 2017, 0.8% in 2018, 0.8% in 2019 and -0.6% in 2020.In 2021, the inflation rate increased and reached 1.5% as the prices reached the inflation target range for the first time since 2013.
Gross Domestic Product
GDP is defined as gross national product minus income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel). In 2017, 2018 and 2019 GDP grew by 4.4%, 4.0% and 3.8%, respectively, reflecting lower unemployment rates. In 2020, GDP contracted by 2.2%, largely as consequence of decreases in private consumption and investments due to the COVID-19 pandemic.
In 2021, GDP grew by 8.2%, largely as a result of the recovery in private consumption and the high levels of exports and investments. In the first quarter of 2021, GDP growth rate contracted by 0.8% as a result of lockdown measures imposed at the start of the year. Following the lifting of restrictions during the second quarter of 2021, GDP growth increased by 16.6% as the economy exhibited a robust recovery. The third quarter of 2021 continued to be strong, with GDP increasing by 6.5%. In the fourth quarter of 2021, GDP grew by an additional 15.6%, buoyed by the rapid recovery of the economy from the COVID-19 pandemic.
In 2021, GDP amounted to NIS 1,558 billion and business sector product amounted to NIS 1,169 billion (in each case, at current prices). Business sector product is calculated as GDP minus certain general government services (government operations executed through private companies are included in the business sector product), services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). The Central Bureau of Statistics applies this methodology in accordance with international and national accounts practices. In 2021, government output and the product of services of private non-profit institutions amounted to NIS220.2 billion, and housing services amounted to NIS 168.4 billion. These figures represent real growth of 2.7% for housing services in 2021, a slight decrease from the rates seen in 2018, 2019 and 2020.
Table No. 4
Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)
	2017	2018	2019	2020	2021
Growth (percent change)
Real GDP growth	4.4%	4.0%	3.8%	-2.2%	8.2%
GDP growth per capita	2.4%	2.0%	1.8%	-3.9%	6.4%
Inflation (change in CPI – annual average)	0.2%	0.8%	0.8%	-0.6%	1.5%
Industrial production	3.7%	3.5%	2.9%	6.3%	5.9%
Constant 2015 prices
GDP	1,272	1,322	1,372	1,343	1,453
Business sector output	950	991	1,034	1,006	1,103
Current Prices
GDP	1,279	1,342	1,418	1,401	1,558
Business sector product	942	989	1,048	1,024	1,169
Permanent average population (thousands of people)	8,713	8,883	9,054	9,215	9,367

Source:   Central Bureau of Statistics.

Table No. 5
Resources and Use of Resources
(In Billions of NIS at Constant 2015 Prices)
	2017	2018	2019	2020	2021
Resources
GDP	1,272	1,322	1,372	1,343	1,453
Imports of goods and services	379	406	419	380	453
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,651	1,728	1,791	1,723	1,906
Use of resources
Private consumption	701	726	754	685	765
Public consumption	281	293	301	308	317
Gross domestic capital formation	275	294	305	308	344
Exports of goods and services	394	415	431	422	480
Total	1,651	1,728	1,791	1,723	1,906

Source:   Central Bureau of Statistics
Table No. 6
Gross Domestic Product Percentage Change by Industry
	2017	2018	2019	2020	2021	Percent of Total Business Sector, 2021
Agriculture, forestry and fishing	1.1%	-2.2%	1.4%	-5.4%	-10.2%	1.5%
Manufacturing; mining and quarrying	4.9%	8.8%	1.1%	0.8%	5.6%	17.2%
Construction	5.3%	5.6%	3.9%	-4.1%	8.3%	8.8%
Electricity and water	-2.3%	3.2%	-1.4%	-4.2%	-2.9%	1.9%
Wholesale & retail trade & repair of motor vehicles; accommodation & food service activities	6.6%	1.0%	2.2%	-8.1%	10.7%	14.7%
Transportation, storage, postal and courier activities	5.8%	1.7%	-1.1%	-19.6%	-15.3%	4.3%
Information and communications	5.9%	6.7%	15.1%	7.9%	7.0%	17.1%
Financial & insurance; real estate; professional, scientific & technical; professional, scientific & technical; administrative & support service	5.6%	0.6%	4.1%	-1.2%	12.6%	25.5%
Education; human health & social work activities; arts, entertainment & recreation; other services	3.7%	7.7%	3.6%	-7.4%	13.7%	9.1%
Total Businesses sector	4.8%	4.4%	4.3%	-2.7%	9.7%	100%
Gross Domestic Product	4.4%	4.0%	3.8%	-2.2%	8.2%

Source:   Central Bureau of Statistics

Savings and Investments
Gross domestic capital formation, which is the sum of investments in fixed assets and the change in inventories, increased by 10.9% in 2021, following growth rates of -4.0%, 3.1%, 7.2% and 3.8% in 2020, 2019, 2018 and 2017, respectively.
Israel’s saving rate is higher than the OECD average. According to the OECD, “Saving” is the difference between disposable income plus the change in net equity of households in pension funds and final consumption expenditure. Saving therefore reflects the residual income used to acquire financial and non-financial assets. Net saving is equal to saving less depreciation, and the “saving rate” is measured as percentage of GDP. The saving rate in Israel stood at 13.6% in 2020, compared to 5.7% in the EU, 4.7% in the Euro area and 2.0% in the United States.
Business Sector Output
Business sector output in Israel equals GDP minus general government services, services of private non- profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Since 2003, business sector output has expanded at consistently high rates, averaging 5.7% annual growth between 2004 and 2008. The global economic crisis impacted the business sector output starting in the second half of 2008, with total output growing in 2009 by 0.5%. In 2010 and 2011, growth recovered to pre-crisis levels, as business sector output grew by 6.8% and 6.5%, respectively. In 2012, the business sector grew at a moderate rate of 2.5% due to the slowdown in the world economy but in 2013 the business sector GDP recovered and grew by 5.6%. In 2014, the business sector product’s growth decreased compared to the 2013 growth rate, as business sector output grew by 4.3%. This slowdown was partly due to the negative effects of Operation Protective Edge, which took place in July and August of 2014. In 2015, the business sector output grew by 2.3%, lower than the 2014 figure. In 2016, the business sector output increased by 4.8% from 2015.
The relatively high growth rates continued from 2017 to 2019, as the business sector GDP grew by 4.8% in 2017, 4.4% in 2018 and 4.3% in 2019 marginally above the total GDP growth for each period. In 2020, the business sector contracted 2.7% below the total GDP contraction for the year. In 2021 the business sector GDP recovered robustly as it grew 9.7% higher than the total output growth for the year.
Trade and Services
The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. From 2017 to 2019, the trade and services sector expanded at different rates from the overall economy, recording growth rates of 5.6% in 2017, 1.9% in 2018 and 3.4% in 2019. In 2020, the sector contracted by 4.5% due to the impact of the COVID-19 pandemic. In 2021, the growth rate for the sector increased by 12.2% outpacing total GDP growth. In 2021, the trade and services sector accounted for 49.3% of the business sector output.

Table No. 7
Manufacturing Index by Category
(Annual Real Percentage Change)
	2017	2018	2019	2020	2021
Food, beverages and tobacco	1.4%	1.9%	3.1%	1.6%	3.8%
Mining	22.1%	5.5%	-4.0%	34.8%	19.2%
Textiles and clothing	-1.6%	3.1%	-2.9%	-15.7%	9.9%
Shoes, Leather and leather products	-0.1%	-3.2%	-8.3%	-26.6%	18.3%
Wood and wood products	2.7%	-4.2%	-0.2%	-2.8%	8.7%
Paper and paper products	0.8%	-1.8%	0.8%	-3.3%	4.3%
Printing and reproduction	2.2%	5.3%	-1.3%	-20.4%	7.5%
Chemical products and refined petroleum	-5.9%	-7.5%	-4.0%	-3.1%	-10.2%
Rubber and plastic products	0.6%	-1.2%	-1.7%	1.4%	1.8%
Non-metallic mineral products	4.5%	-2.7%	-3.1%	0.5%	-1.2%
Basic metal	4.0%	5.3%	1.6%	2.8%	-12.1%
Metal products	2.8%	-2.0%	1.2%	-8.0%	6.7%
Machinery and equipment	5.7%	1.7%	-0.3%	-0.2%	9.1%
Electric motors	-5.6%	-14.4%	-4.9%	-4.4%	13.6%
Electronic equipment and components	5.9%	11.6%	15.5%	16.7%	7.6%
Communication equipment	4.3%	9.2%	2.4%	-9.7%	-0.7%
Transport equipment	6.3%	3.2%	3.5%	-3.0%	1.4%
Other	2.9%	4.8%	0.3%	-0.5%	13.9%
Total (excluding diamonds)	3.7%	3.5%	2.9%	2.9%	6.1%

Source:   Bank of Israel
Table No. 8
Industrial Production Index
(Base Year: 2011 = 100)
	2017	2018	2019	2020	2021
Index Level(1)	114.0	117.9	121.4	129.0	136.6
Annual Real Percentage Change	3.7%	3.5%	2.9%	6.3%	5.9%

(1)
Excludes diamonds.

Source:   Central Bureau of Statistics.
Transportation
High population and economic growth rates have led to rapidly increasing demand for public transport services in Israel. In response, the Government has earmarked the development of transportation infrastructure and systems as one of its top priorities. Israel’s transport network currently encompasses (i) over 20,000 kilometers of roads, including highways that link the major urban centers of Tel Aviv, Jerusalem, Haifa and Be’er-Sheva, and (ii) 1,500 kilometers of railways, which link many of Israel’s large population centres, including Nahariya and Karmiel in northern Israel to the central hubs of Tel Aviv and Jerusalem and onto Be’er Sheva and Dimona in the south of the country.
As a part its plan to strengthen Israel’s core infrastructure framework, the Government increased its annual investment in transportation from NIS 20 billion in 2019 to NIS 36 billion in 2022. This increase in investment has contributed to the accelerated development of new roads, railways, ports and other transportation infrastructure and systems.
The Government plans to continue its strategic investment in pinpoint transport projects, including (i) the development of new light rail routes within the Jerusalem and Tel Aviv urban areas, (ii) the construction of light rail infrastructure connecting Nazareth and Haifa, (iii) laying additional rail tracks along the Israeli coastal plain and the eastern railway in central Israel and (iv) the development of public transport lanes and public transport-designated roads. The total government investment in the above projects is estimated at over NIS 80 billion.
In February 2010, the Government embarked on its “Netivei Israel” program aimed at improving the transport infrastructure in order to develop Israel’s peripheral population centres and better connect those to its larger urban centers. The program (not to be confused with the government-owned entity of the same name), which includes the construction of a series of railways and highways, plays a crucial role in accelerating economic activity and decreasing travel time between Israel’s central and peripheral population centers. As of 2021, the Netivei Israel program is progressing according to plan at an estimated total cost of NIS 27.5 billion.
In August 2016, the Government approved a resolution to fund public transportation projects by Government-owned companies and public-private partnerships at an estimated cost of NIS 54 billion. NIS 29 billion of which were allocated for the construction of two lines of the Tel Aviv light rail (the green and purple lines), NIS 10 billion allocated for the construction of a light rail line in Jerusalem and for advance planning for an additional (blue) line, NIS 8.1 billion allocated for the inter-city Eastern Railway, NIS 5.9 billion allocated for the Haifa — Nazareth light rail, NIS 2.6 billion allocated for the expansion of the public transit system in Haifa and NIS 300 million allocated for a cable car route in Haifa. In addition, the resolution includes plans for a metro system in the central urban area surrounding Tel Aviv (also referred to as “Gush Dan”).
The Israel Railways 2040 strategic development plan, aims to encourage use of public transport and in particular to increase the number of passengers using mass transit systems in the main corridors connecting Israel’s four major urban centers. The plan also aims to increase speed, fleet size, train frequencies, and to improve railway accessibility by adding more tracks to the existing Ayalon corridor and other congested areas. The cost of implementing the plan is estimated at NIS 120 billion.
Following a 2001 tender for a Build-Operate-Transfer project for Jerusalem’s light rail, the first line became operational in 2011. In 2018 the Government issued a second tender for the development of two additional light rail lines, which are expected to become operational by 2025. In 2021, the Government issued another tender for the development of an additional line, which is expected to become operational in by 2030.
In 2010, the Government decided that the government-owned Metropolitan Mass Transit System Company would set up a light rail in the Tel Aviv urban area. Construction of the first Tel Aviv light rail line began in 2015 and it is expected to become operational in late 2022. Two additional rail lines are expected to commence operations in 2026-2027.
Israel has three major seaports: Haifa and Ashdod on the Mediterranean coast, and Eilat on the Red Sea coast. During 2020, 57.5 million tons of cargo passed through Israeli ports. The Israel Ports Development and Assets Company Ltd. (IPC), a Government-owned company, serves as the landlord of the ports’ real estate in Haifa, Ashdod and Eilat and is responsible for developing and leasing those properties. IPC licenses the use of the ports and to the provision of services. The Ashdod Port Company Ltd., the Haifa Port Company Ltd. and the Eilat Port Company Ltd., are the three main port-operating companies that were awarded mandates to operate port facilities leased to them by the Government. IPC also licenses the use of the ports and provision of services to other operators.
In 2013, the Government announced plans to build two new privately-operated terminals — South Port in Ashdod and Bay Port in Haifa. IPC constructed the infrastructure for the new terminals at a cost of approximately NIS 8 billion. IPC tendered out the terminals as a Build-Operate-Transfer project to private concessionaires for a period of 25 years. In addition, the Government invested NIS 1.6 billion in upgrading road access to the Haifa port. The Southport and Bayport terminals are now privately operated by HCT (Hadarom Container Terminal — a subsidiary of MSC) and by SIPG Bayport (a subsidiary of Shanghai International Port Group), respectively. Both terminals commenced operations in 2021.

Israel has three international airports. The Israel Airports Authority (IAA) is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister for Transport. Israel’s main airport is Ben Gurion Airport in Lod, which sits approximately 40 kilometers from Jerusalem and 20 kilometers from Tel Aviv. Ben Gurion Airport served approximately 24.8 million passengers in 2019, and approximately 22.9 million passengers in 2018, with flights to and from most major cities in the world. Due to the COVID-19 virus, the number of passengers decreased significantly in 2020 to 4.8 million. During certain parts of 2020, international arrivals were not permitted to prevent new COVID-19 variants from entering Israel. However, as a result of successful vaccination campaigns in Israel and other countries, the number of flights has recovered in 2021.
In January 2019, the Ilan and Assaf Ramon Airport opened in Timna. This new airport serves as the international airport of southern Israel and replaces the Eilat Airport and the supplementary use of the military-operated Ovda Airport for civilian flights. The Israeli Government is examining the development of a supplementary airport in addition to Ben Gurion Airport in order to increase capacity for international flights to and from Israel.
Communications
The telecommunications market (excluding television) comprises approximately 1.5% (NIS 19.4 billion in 2020) of Israel’s gross national income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large investments in advanced infrastructure, rapid development and significant levels of competition. The market is comprised of five infrastructure-based domestic cellular operators, with the most recent operator entering the market in 2018, and three resale-based operators. In addition, there are seven international telephone service providers and four fixed domestic communications operators (fixed broadband and telephone), two of which have universal service obligations. The telecommunications market is fully privatized and the Government does not hold a stake in any communications operators.
Israel has five cellular network operators, which provide digital technology and modern third, fourth and, since September 2020, fifth generation services, using three shared networks in accordance with the Ministry of Communications network sharing policy. As of December 31, 2021, there were approximately 11.5 million cellular subscriptions, i.e., more than 1.21 cellular subscriptions per capita. Total revenues for the cellular market in 2021 were approximately NIS 9 billion. Competition in the mobile sector is strong, with customers enjoying low rates, while levels of usage (including the number of minutes used, mobile broadband use, etc.) are considered high by international standards. Smartphone use is widespread, and Israeli consumers and businesses continue to use mobile applications extensively. In 2015 there was a tender for 4G network frequencies and a network sharing policy, allowing for future investment along with efficiency gains. Since then, there has been continuing deployment of 4G cellular rollouts.
As of August 2020, the tender for 5G network frequencies ended. The frequencies were split between five operators who work over three shared networks. The prices that were defined at the closing of the tender were higher than the minimum price set by the Government, with full allocation. As part of the tender, each network was allocated 2*10 MHz in the 700 MHz range, 2*20 MHz in the 2600 MHz range, and 2*100 MHz in the 3500 range. The state revenue expected from the tender is NIS 266 million, NIS 200 million of which has been assigned as a grant incentivizing networks to build a new 5G network. All the winning networks fulfilled the requirements of the grant, having installed 250 new 5G cellular antennas. The collection of the tender payments and the distribution of the grant have taken place in 2021.
The Israeli incumbent, Bezeq (Israel Telecommunications Corp. Ltd.), dominates the fixed line sector in Israel, controlling 58% of the fixed line infrastructure, whereas Hot Telecommunication Systems Ltd. (“HOT”) controls 28% and new competitors control 14%. In 2019 the total number of internet connection based on Bezeq decreased for the first time in at least nine years as a result of competitors’ fiber based networks rollout. Using the fixed line infrastructure, four major internet service providers and approximately five smaller internet service providers serve more than 2.6 million users in Israel, which include more than 85% of households and businesses, making broadband internet available throughout the country. Fixed broadband service in Israel is used in 99% of households that have internet service, and speeds of up to 1 gigabit per second are widely available. The average marketed speed for household users using the Bezeq infrastructure is 74.2 Mbps, an increase of 9.4% from the average speed last year, while 89% of the households and businesses using the HOT infrastructure have download speeds of at least 100 Mbps, and 40% of the households and businesses using HOTs infrastructure have downloads speeds of at least 200 Mbps. As a result, Israel is at the forefront of high-speed internet access usage in the Western world. Alongside the aforementioned, “fiber to the home” rate in Israel are estimated at 22% of households (as of April 2022), lower than the OECD average of 31.5% (as of Q3 2021), but the accessibility to fiber based networks increased significantly from 9% at the end of 2018 to approximately 50% at the end of 2021. This increase is primarily attributable to regulatory changes conducted by the Ministry of Communications, lowering the cost of rollouts of fiber based networks and lunching Bezeq’s fiber network in March 2021. A wholesale market in fixed communications, modeled on the practices of EU member states, has increased competition for the provision of fixed high-speed internet access, leading to lower retail rates and better quality of service. At the end of 2021, competitive wholesale operators provided 33% of the internet connections provided over the Bezeq network.
In 2019, Cellcom finalized a joint venture with the Israel Infrastructure Fund to obtain control of IBC, a fiber based network company established by the Government in 2011, which has the exclusive right to deploy communication networks via the electricity grid. In January 2021 “HOT” purchased 23.3% of IBC’s stock. As part of the regulatory permits for the purchase agreement, IBC was assigned to deploy “fiber to the home” to 1.7 million households, thus accelerating Israel’s fiber deployment.
In November 2019, an inter-disciplinary governmental committee, comprised of representatives of the Ministry of Communications, the Ministry of Finance and the Competition Authority, published a new plan for cross-country fiber coverage. The committee’s recommendations aim to incentivize Bezeq to launch its fiber-based services and to subsidize fiber-based rollouts in the rural areas, which are not as profitable for Bezeq compared to urban areas. In December 2020, following the committee’s recommendations, existing legislation was amended to establish a fund for the deployment of fiber network in areas where Bezeq declines to deploy fiber. Following the amendment, Bezeq accelerated its deployment of the fiber network, and launched fiber-based internet services on March 2021. In July 2021, Bezeq informed the Ministry of Communications of the areas in which it intends to deploy fiber, and the regulator in turn imposed a corresponding obligation on Bezeq to complete fiber deployment in the chosen areas. The scope of Bezeq’s deployment obligation is around 82.5% of the households in Israel.In March 2022, the results of the first tender to subsidize fiber based rollouts in rural areas were published. Ten different fiber providers were granted a subsidy to deploy fiber to 287,000 households, amounting to a total of NIS 82 million.
Fixed telephone services were opened to competition in 2004, and since then cable companies and other alternative operators have gained about 40% of the fixed-telephony market share, and 54% of the Primary Rate Interface (“PRI”) market share, as of September 2020 (market share is measured in terms of speculative normative income(. Fixed telephone use is declining as internet-based and mobile services increase. The two incumbent fixed telephony operators, Bezeq and HOT, have universal access obligations in Israel for fixed telephone services.
On November 1, 2017, Israel’s main commercial television channel, Channel 2, was bifurcated into KESHET (Channel 12) and RESHET (Channel 13), with the latter having subsequently merged with another commercial license holder, Channel 10. Alongside one nationwide cable television operator and a single direct broadcast satellite operator, there are two television providers, which hold a market share of 25% of households. In addition, Netflix has notably penetrated the Israeli market, offering its customers an alternative to traditional television. These days, competition in the OTT sector is increasing with new entrants into the Israeli OTT market.
Construction and Housing Prices
In 2021, construction activity in the housing sector continued to increase due to the high demand. House prices have increased consistently over the past ten years, posting an additional 8.5% increase in 2021. Investments in construction in 2021 increased by 10.2%, compared to a decrease of 3.8% in 2020, and with the previously consistent growth rates of 4.2%, 3.6% and 5.5% registered in 2019, 2018 and 2017, respectively. 2021 saw the launch of construction on 63,300 dwelling units, an increase of 13% from 2020. Construction of new dwellings saw a decrease of 0.8% in 2020, an increase of 1.6% in 2019 and decreases of 0.4% and 2.1% in 2018 and 2017, respectively. The number of residential real estate transactions in 2021 was 37% higher than in 2020, following an increase of 20% in 2020. These increases are remarkable considering the relatively moderate decreases recorded between 2015 and 2019.

Agriculture
In 2021, agricultural exports totaled NIS 4.1 billion, representing 1.7% of total merchandise exports. The agricultural value of production in 2021 was NIS 32.0 billion, of which livestock accounted for 43% and crops accounted for 57%. In 2020, the agricultural sector employed 1% of Israel’s work force. Investments in agriculture amounted to 0.9% of fixed gross capital formation in 2020.
The Government has implemented structural reforms to increase agricultural competition and productivity.
In 2018, the shelf life of chilled meat was extended to 85 days. In addition, the tariff reduction plan that was started in 2017 is already in full implementation, decreasing meat tariffs to 12% and it is expected to increase competition and the variety of sources for imports. At the same time, a fishery sector agreement was signed, allocating NIS 30 million, out of which, NIS 5 million to R&D and marketing promotion of fresh fish, and NIS 25 million as direct payments based on past production. In addition, NIS 77 million was allotted from 2017 to 2020 to support the fisheries, up to 60% of which in the form of grants to support investment for environmental related aspects reform.
On August 1, 2021, a government notice entitled “plan for enhancing competition in agriculture” was published with the aim to gradually abolish the planning in the table egg sector. The timeline for ending the target price system in the egg sector is not set yet, but the aim is to make a gradual change over several years. A large duty free quota for table eggs will be available to all WTO Members in 2022 once Israel finalizes the required legal procedure.
In 2022, a new agriculture reform was put into motion. The reform has two main objectives: (i) to lower the cost of living and (ii) to promote local agriculture. As part of the ongoing implementation of the reform, the following steps have been taken:
•
Tariff reductions including on certain fresh and processed fruits and vegetables, which is hoped to result in increased competition and a corresponding reduction in consumer prices.

•
The grant of work visas to over 6,000 foreign agricultural workers and the provision of increased subsidies to the agricultural technology sector, with the combined aim of assisting in reducing production costs.

•
The transfer of fixed stipends to farmers, in order to provide direct financial support to workers in the sector.

•
Direct investments in technology and R&D in the sector, with the aim of encouraging innovation and productivity.

•
The provision of grants to farmers for equipment purchases, automation costs and work process streamlining expenses, amongst other expenses, aimed at to promoting progress and climate-friendly practices in the sector.

•
The reduction of customs on industry-vital imports such as fertilizers, pesticides and propagating materials.

Water
The scarcity of natural fresh water resources is a problem not only in Israel but also across the Middle East. Since 2000, the Government has significantly increased investments in the water and electricity sectors. Israel has signed treaties with Jordan and the Palestinian Authority regarding water supply and does not exceed its agreed-upon quantities of allocated water. The primary natural sources of fresh water in Israel consist of the Sea of Galilee, the Eastern mountain region aquifer (partially situated in the West Bank) and the coastline region aquifer. To increase the availability and diversity of its water sources, Israel developed large scale seawater desalination plants along the Mediterranean. Desalinated water produced in such plants is distributed through the national water system to most parts of Israel, including to the arid areas in the south.
Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a Government Company (see “Role of the State in the Economy,” below). The remaining 25% of Israel’s fresh water is produced and supplied mainly by private water associations established by agricultural users and municipal entities, which are regulated by the governmental Water Authority. In 2021, Mekorot designated approximately NIS 1.6 billion to capital investments relating to water distribution.
Approximately 51% of Israel’s total water consumption and 28% of Israel’s fresh water consumption is used by the agricultural sector. Because most of Israel’s existing fresh water resources are already being utilized, Israel is constantly investing resources to develop additional water sources, mainly from treated wastewater and desalinated brackish water and seawater. Desalination plants are being built by both local and foreign private sector companies through build-operate-transfer projects. All of the plants are operational and can provide approximately 650 million cubic meters of desalinated seawater per year at an estimated annual cost of NIS 1.5 billion. In accordance with Government decisions, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2021, the Government purchased approximately 533 million cubic meters of desalinated seawater from desalination plants in Hadera, Ashdod and Sorek and the expanded existing plants in Ashkelon and Palmachim.
In addition, further development of agriculture involves intensifying the yield from irrigated land and reuse of treated wastewater. Israel leads the world with a water recycling rate of approximately 90% (approximately 550 million cubic meters) in recent years. To address the scarcity of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. Since 2015, the Government budgets have included provisions for both grants and loans to stimulate capital investment in these areas. The Government has also taken steps to facilitate the establishment of municipal water and sewage corporations. The purpose of these steps is to promote the efficient management of municipal water and sewage systems and to direct the revenues from these services to investments in water and sewage infrastructure. As of end of 2021, 56 regional companies were in operation, servicing approximately 7.8 to 8.0 million people.
Electricity
The Israeli Electricity market includes roughly 21 GW of installed capacity, of which 5 GW are coal- based, 12 GW are natural gas-based and 3.7 GW are from renewable sources, as of the end of 2021.
In 2018, the Government passed decision no. 3859 regarding the reform of the electricity market. The decision stipulated that IEC should sell five major units: Alon Tavor, Ramat Hovav and Hagit East sites, which have since been sold to independent power producers, and Riding and Eshkol, which are yet to be sold.
Currently, most of the electric power in Israel is supplied by the IEC, a Government Company that generates approximately 52% of the electricity used in Israel (see “Role of the State in the Economy — Israel Electric Corporation Ltd.,” below). The Israeli Electricity Authority (the “IEA”) supervises electric utility services and regulates tariffs associated with supplying electricity to consumers.
Under the Electricity Sector Law, a licensed independent system operator, a transmission operator or a distributor of electricity is required to purchase electricity from private generators and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their customers. After the Electricity Sector Law was enacted, the Government passed several resolutions aimed at strengthening independent power production by enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has expanded its policy of encouraging competition through independent private producers. In 2017, the Government approved five independent private producers to begin planning new private power plants at fifteen potential sites. The Government’s goal is a competitive market in the generation and supply segments of the electricity sector. In 2021, independent private generation units and renewables producers generated 48% of the electricity produced in Israel. 2021 also marked a turning point with the establishment of an independent system operator company which is in charge of system planning and received the ISO responsibilities in November 2021. To develop and increase competition in the sector and improve IEC’s efficiency, the Government, IEC and the labor unions have an agreement to implement industry reforms over eight years, including reductions in IEC employee headcount, separation of the system operator from the distribution network planner and allowing for competition in residential electricity supply segment. In 2021

Israel opened the supply segment for competition. In March 2022, the Electricity Authority published a public hearing for a regulation that will enable bilateral trade in electricity. This is a further step toward a liberal electricity market.
As a result, it is expected that 2022 will be the first year in which more than 50% of the electricity produced in Israel will be from independent power producers.
In October 2020, the Government set new renewable energy sources targets, setting targets of 20% by 2025 and 30% by 2030. These targets were set following previous targets set in 2015, in which the target for 2030 was 17%. To reach this goal, approximately 13,000 additional MW of renewables (mostly photovoltaic) and 3,000 MWh of electric storage are required. Furthermore, in 2020 the Israeli Electricity Authority led two tenders for the establishment of photovoltaic sites combined with electric storage. In those tenders, a combined capacity of approximately 780 MW with 4-hours storage have won feed-in tariffs, and they are expected to be built and begin operations in 2023.
Energy
Demand for energy in Israel is growing significantly as a result of Israel’s high population growth, increasing GDP and high standards of living. In addition, Israel is a small country with a significant land scarcity and the production of renewable energy in Israel is limited and based almost entirely on solar energy. Israel’s energy objectives are to ensure reliable and clean energy and to address Israel’s constraints, such as the lack of space and reliance on solar energy as the main renewable source, by 2050.
Despite these challenges, Israel has achieved its initial greenhouse gas (“GHG”) emissions reduction targets set out in the Paris Agreement, and has revised its targets ahead of the 2021 UN Climate Change Conference in Glasgow. Israel’s updated commitments include reducing its GHG emission by 27% by 2030, and 85% by 2050 (both benchmarked against 2015 emission figures). In order to achieve a significant reduction in GHG emissions, Israel has set flexible goals that will enable the usage of the best technologies available. In addition, Israel is encouraging the energy sector to shift to electrification and the use of natural gas, and the transportation sector to shift to electric vehicles and cleaner fuels. Israel expects that these steps will lead to the reduction of GHG emissions in Israel. Israel has already reduced its pollutants by 85% and is exceeding its goals set in the Paris Agreement.
Israel is in the forefront of phasing out the use of coal. In 2021, Israel produced 23% of its electricity by coal, compared to 61% in 2012. Israel has increased it renewable energy use from 2% at the end of 2015 to approximately 8% at the end of 2021, with a goal of 30% renewable energy by 2030. Israel is investing in high-end energy technologies, and Israeli research centers, universities and startup companies are developing new and innovative technologies that contribute to efforts to address climate change.
Israel also continues to develop its natural gas resources to facilitate the transition from coal and oil to cleaner energy. Israel’s off-shore natural gas fields provide more than 60% of Israel’s energy, and in 2020 Israel began to export natural gas to Egypt and Jordan. Israel has two active reservoirs: Tamar and Leviathan, which have been producing gas since 2013 and 2019, respectively. Two more reservoirs, Karish and Tanin were discovered in 2012 and 2013, respectively, and are expected to start production in late 2022. Israel has launched three successful tender rounds and granted exploration licenses to a number of companies. By the end of 2022 Israel intends to launch its fourth tender round.
In the transportation sector, Israel is taking a number of steps to drastically reduce dependence on pollutant fuels and encourage the transition to zero emission vehicles, such as electric vehicles and those fueled by hydrogen. Israel is establishing a nationwide network of electric charging points, advancing regulations to facilitate installing charging points in residential and public buildings, promoting the use of electric, CNG or hydrogen powered buses and reducing taxes on imported zero emission vehicles.
Tourism
Tourism plays an important role in the Israeli economy. Israel’s notable tourist centers include Jerusalem, Tel Aviv, Eilat, the Dead Sea, the Mediterranean coast and various religious sites scattered throughout the country. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased in recent years. Foreign tourism revenues reached $5.7 billion (1.6% of GDP) in 2017, $6.1 billion

(1.6% of GDP) in 2018, $6.5 billion (1.6% of GDP) in 2019, $1.5 billion in 2020 (0.4% of GDP) and $1.1 billion (0.23% of GDP) in 2021. The significant decrease in revenue in 2020 and 2021 is primarily attributable to the COVID-19 pandemic and the closure of Israel’s borders to non-nationals or non-residents as a countermeasure.
Tourist arrivals have been on an upward trend, with the exception of periods affected by security concerns and the COVID-19 pandemic.
In 2017, the number of tourist arrivals was 3.61 million, an increase of 24.6% compared to 2016, which was primarily attributable to the improvement in security affairs and a stronger global economy. In 2018, the number of tourists increased by a further 14.1%, totaling 4.12 million. In 2019, the number of tourists increased by 10.5% to 4.55 million. In 2020, the number of tourists fell sharply by 81.7% due to travel restrictions imposed to curtail the spread of the COVID-19 pandemic in Israel. Only 0.83 million individuals visited Israel in 2020. In 2021, due to continuing restrictions on foreign visitors, only 0.4 million individuals visited Israel, a 52.3% decrease from 2020(2).
The total revenue generated in domestic hotels from foreign visitors amounted to $1.3 billion, $1.4 billion, $1.5 billion, $0.26 billion and $0.14 billion in 2017, 2018, 2019, 2020 and 2021, respectively. Revenue increased by 25.6%, 13.9% and 7.6% year-on-year between in 2017, 2018 and 2019, respectively (as compared to the previous year). Revenue decreased by 83.3% and 45.4% in 2020 and 2021, respectively, as a result of the COVID-19 pandemic.
Table No. 9
Arrivals of Tourists by Country of Citizenship and Exports of Tourism Services(1)
(Arrivals in Thousands)
	2017	2018	2019	2020	2021
Asia	459.4	470.8	541.5	88.7	36.1
Africa	73.0	78.9	87.3	14.2	9.6
Europe	2,207.2	2,550.6	2,839.3	508.5	267.6
America
United States	806.1	925.3	1,007.6	205.8	199.2
Other	257.9	299.8	355.9	59.4	31.7
Oceania	49.9	54.2	63.0	7.5	2.8
Unclassified countries	9.8	9.9	10.0	3.1	10.0
Total Arrivals	3,863.3	4,389.5	4,904.6	887.1	556.9
Total Exports of tourism services (in USD Millions)	5,687.0	6,085.0	6,450.0	1,471.0	1,119.0

(1)
Tourists and day visitors, excluding cruise passengers.

Source:   Central Bureau of Statistics.
Research and Development
The Government encourages investment in industrial R&D through advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The Government’s main objectives in supporting industrial R&D are to foster the development of technology- related industries, create employment opportunities for Israel’s scientific and technological labor force, and improve Israel’s balance of payments by increasing exports of high-tech products. Israel’s Innovation authority plans to invest more than NIS 0.6 billion on R&D incentive programs in 2022, mostly focused on promoting cutting-edge technologies, which include a range of companies in terms of size and sector. In addition, the Government supports the promotion of R&D infrastructure for technological advancements in fields such as

(2)
The tourist arrival figures in this paragraph exclude day visitors.

quantum mechanics, AI and HealthTech. In 2020 (the most recent year for which civilian R&D data is currently available), the national expenditure on R&D reached approximately 5.4% of GDP, which is the highest level of R&D expenditure as a percentage of GDP in the OECD. Israel participates in more than 50 international and bi-national industrial R&D joint ventures, including with the United States (e.g., BIRD, BARD, USISTC, Florida, New York, California), the EU (e.g., EUREKA, Eurostars, Galileo, Enterprise Europe Network), Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay.
Prices
Between 2010 and 2020, the average annual rate of inflation was 0.9%, slightly below the Bank of Israel’s target range of 1% to 3%. In 2021, the annual inflation rate increased to 1.5%, primarily as a result of the easing of the COVID-19 pandemic and the ensuing recovery in domestic consumer demand. The domestic increase in demand was in line with global trends of rising inflation rates caused by demand recovery, alongside disruptions to the global supply chain. However, the appreciation of the shekel slightly mitigated inflation in Israel.
Since 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. In 2008, the slowdown in the global economy, coupled with falling inflation, led the Bank of Israel to significantly lower interest rates.
By April 2009, the key interest rate was reduced to 0.5% but was subsequently raised by a small margin later that year as the Israeli economy recovered. The gradual increase of the Bank of Israel interest rate continued throughout 2010 into first half of 2011. In June 2011, the Bank of Israel raised the interest rate to 3.25% and kept it at that level until September 2011. Since late 2011, due to subsiding inflationary pressures and appreciation pressures on the NIS, coupled with a slowdown in the global economy and moderate growth in the Israeli economy, the Bank of Israel gradually lowered the nominal interest rate, dipping to 0.1% in March 2015. The rate remained the same until December 2018 when the Bank of Israel increased it to 0.25%. In April 2020, due to COVID-19, the Bank of Israel lowered the rate to 0.1%. This rate was maintained until April 2022 when the Bank of Israel raised the interest rate to 0.35% and then again in May 2022 to 0.75% due to global inflationary pressures.
The real interest rate, derived from the Bank of Israel’s key interest rate and inflation expectations (measured as the difference between the yields of indexed and non-indexed government bonds) decreased from over 6% in mid-2003 to an average of 2.5% in 2007 and 1.7% in 2008. Following the 2008 global financial crisis, the Bank of Israel lowered the key interest rate, and by April 2009 the real interest rate had turned negative — averaging -0.7% in 2009. The real interest rate averaged -0.9% in 2010 and 0.4% in 2011. Throughout 2012, the real interest rate average sat at 0.3% and, by the end of the year, real interest rate decreased to 0.2%. During most of 2013 and 2014, the real interest rate was negative, averaging -0.2% in 2013 and -0.6% in 2014. The negative real interest rates continued in 2015, 2016, 2017, 2018 and 2019, when the real interest rate averaged -0.5%, -0.1%, -0.2%, -0.9% and -0.8%, respectively, mainly as a result of the Bank of Israel’s low interest rates. Although the Bank of Israel lowered the key interest rate in April 2020, the decrease in inflation has resulted in a positive real interest rate of 0.1%, breaking with the five-year trend of negative interest rates. In 2021 the interest rate of the Bank of Israel remained unchanged while inflation increased, resulting with a negative real interest rate of 1.8%.
Table No. 10
Selected Price Indices
(Percentage Change, Annual Average)
Period	CPI	CPI Excluding Housing, Fruits and Vegetables	Wholesale Price of Manufacturing Output
2017	0.2%	-0.4%	1.4%
2018	0.8%	0.3%	3.3%
2019	0.8%	0.3%	-1.2%
2020	-0.6%	-1.3%	-4.9%
2021	1.5%	1.6%	6.8%

Source:   Central Bureau of Statistics
Employment, Labor and Wages
Israel has a high employment rate and strong demand for workers. Wages have therefore increased significantly over the past decade. The increase in real wages combined with high labor participation rates have led to an increase in average household income. The increase in real wages reflects both the rise in nominal wages and the low inflation rates. The increase in participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower income tax.
Real wages increased by 0.4% in 2021, inclusive of a decrease of 1.4% in public sector wages and an increase of 1.2% in private sector wages. Since 2015, real wages grew by approximately 3% per year. This increase was primarily attributable to the high demand for workers, in particular demand for high-skilled workers in the technology sector. This demand is driven by strong GDP growth, technological improvements and strong macroeconomic and fiscal conditions. In 2021, unemployment increased as a result of national lockdowns imposed to curtail the spread of the COVID-19 pandemic. In total, unemployment in 2021 was 5.0% with an additional 2.9% absent from work due to reasons related to COVID-19 such as unpaid leave, and an additional 2.1% that left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace after March 2020.
The labor force participation rate, which is the labor force as a percentage of the population over the age of 15, was 61.8% both in 2021 and in 2020. There has been steady incremental improvement in the labor force participation rate since 2002, when the rate was 59.4%.
Table No. 11
Principal Labor Force Indicators(1)
(Annual Average — Figures In Thousands Unless Noted Otherwise)
	2017	2018	2019	2020	2021
Permanent average population	8,713.3	8,882.8	9,054.0	9,217.0	9,366.8
Population aged 15+	6,238.8	6,363.1	6,493.7	6,619.6	6,738.1
Civilian labor force(2)	3.993.1	4,067.7	4,123.7	4,090.4	4,163.3
Labor force participation rate(3)	64.0%	63.9%	63.5%	61.8%	61.8%
Unemployment rate	4.2%	4.0%	3.8%	4.3%	5.0%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for the monthly labor force survey.

(2)
The sum of the number of workers and the number of job seekers.

(3)
Civilian labor force as a percentage of the population over the age of 15.

Source:   Central Bureau of Statistics.
Table No. 12
Unemployment Data by Demographic Group(1)
	2017	2018	2019	2020	2021
Men	4.1%	4.0%	3.7%	4.5%	5.0%
Women	4.3%	4.0%	3.9%	4.1%	4.9%
Population aged 25 – 64	3.7%	3.5%	3.4%	3.8%	4.6%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for monthly labor force survey.

Source:   Central Bureau of Statistics.
In 2021, Israel’s population was approximately 9.4 million, an increase of 1.6% compared to 2020. The population has grown at a steady annual rate of approximately 1.6% to 2.0% from 2003 to 2021. The civilian labor force increased by 1.8% in 2021.
One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2019 approximately 50% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 40%. Utilizing its highly-educated population, Israel has developed a technology-based and export-oriented economy. The employment qualifications of recent immigrants have been in line with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union consisting of scientists, engineers or technical staff.
Table No. 13
Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)
	2017	2018	2019	2020	2021
Employment by Sector
Public Sector Employment	35.6%	36.1%	36.2%	37.4%	37.9%
Private Sector Employment	64.4%	63.9%	63.8%	62.6%	62.1%
Employment by Industry
Agriculture	1.0%	1.0%	1.0%	0.9%	0.8%
Manufacturing	11.4%	10.9%	10.2%	9.7%	10.0%
Water and electricity(1)	0.9%	0.8%	0.7%	0.8%	0.8%
Construction	5.1%	5.1%	5.2%	5.1%	4.9%
Trade	11.3%	10.7%	10.7%	10.6%	10.3%
Catering	4.3%	4.2%	4.4%	3.6%	3.4%
Banking and financial services	3.4%	3.3%	3.2%	3.2%	3.3%
Business services(2)	17.3%	17.4%	18.2%	18.6%	18.8%
Public administration	10.0%	10.1%	10.0%	10.4%	10.7%
Education	12.3%	12.6%	12.4%	12.5%	12.6%
Health, welfare and social work	10.7%	10.8%	11.1%	11.7%	11.5%
Transport	4.2%	4.3%	4.3%	4.2%	3.9%
Personal and other services(3)	4.3%	4.4%	4.8%	4.7%	4.4%
Services for households by domestic personnel	1.8%	1.7%	1.5%	1.6%	1.9%
Other	2.2%	2.6%	2.4%	2.2%	2.4%
Total workers(4) (in Thousands)	3,825	3,905	3,967	3,913	3,957

(1)
“Water and electricity” includes “Electricity, gas, steam and air conditioning supply” and “Water supply; sewage, waste management and remediation activities.”

(2)
“Business services” includes “Information and communication,” “Real estate activities,” “Professional, scientific and technical activities” and “Administrative and support service activities.”

(3)
“Personal and other services” includes “Arts, entertainment and recreation” and “Other service activities.”

(4)
Israeli workers only.

Source:   Central Bureau of Statistics, Bank of Israel.

Role of the State in the Economy
Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses and industries. Before the privatization process started in the 1980s, ownership of industry in Israel was divided among the Government, the organization of trade unions (the “Histadrut”) and the private sector, with the Government and the Histadrut owning large interests in several key industries. In recent decades, the Government has made progress towards the privatization of State-owned enterprises and introduced structural competitive changes in several sectors of the economy. As part of the privatization process, the Government has implemented reforms intended to enhance competition in certain sectors which the Government previously dominated, such as the communications sector, oil refineries and ports. In addition, the Government introduced competition in additional sectors and industries, such as the electricity sector and capital markets.
The Government Companies Authority (“GCA”) was established under the Government Companies Law of 1975. The GCA is a professional unit of the Ministry of Digital Affairs and is charged with exercising the ownership function in State-owned enterprises, including overseeing privatizations and managing structural changes. As of December 2021, there were 109 State-owned enterprises, which include business-oriented enterprises, funds established as investment vehicles, academic and educational institutions, real estate companies and social services providers.
State-owned enterprises are divided by law into two main categories: Government-owned companies and Mixed Companies. In addition to State-owned enterprises, there are statutory corporations which are established pursuant to specific laws regulating their operations and governance structures.
Government-owned companies are companies in which the Government owns more than 50% of the voting rights or has the right to appoint more than half of the members of the board of directors. Government-owned companies are subject to the Israeli Government-owned companies Law and the regulations promulgated thereunder (collectively, the “GCL”).
Government-owned companies play a significant role in the Israeli economy. In 2021, they employed approximately 55,000 employees or 1.3% of the Israeli work force, accounted for NIS 15.7 billion of exports and owned assets amounting to NIS 235.3 billion (according to preliminary data). These companies include several public utilities, monopolies and defense companies.
Mixed Companies are companies in which the State owns 50% or less of the voting rights or has the right to appoint less than half of the members of the board of directors. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government-owned companies. However, Mixed Companies are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government. Mixed Companies play a relatively minor role in the economy.
The Government has initiated a number of regulatory arrangements to increase competition in certain sectors. These arrangements focus on the introduction of privately-owned companies as competitors to State- owned enterprises in sectors in which the Government wishes to increase competition. The pace of privatization is dependent upon further regulatory and structural reforms and the formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable amount of time.
Privatization.   Privatization is an essential element of the broader market reforms initiated by the Government over the past several decades that aim to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of State-owned companies and banks and the transfer to private entities of activities that were previously performed by Government-owned companies or statutory corporations.
In total, between 1986 and2021, 98 Government-owned companies became either Mixed Companies or fully privatized. The proceeds stemming from privatizations between 2005 and 2021 totaled $4.5 billion.
The implementation of privatization reforms includes a reduction of the State’s holdings in Government-owned companies, as well as an increase in the number of Government-owned companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the

Government has implemented structural changes to the external controls system, aiming to implement high standards of accounting controls, improve civil services and increase competition in the infrastructure industry. As part of the revised external controls structure, in July 2002 the Government enacted new legislation based on provisions of the U.S. Sarbanes-Oxley Act of 2002. This legislation provides for, among other things, accuracy and transparency in financial statements and internal controls systems of Government-owned companies. Under this legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government-owned companies holding or managing assets in excess of NIS 400 million are required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested to by their accountants.
In 2014, a Government resolution was passed to privatize 25% to 49% of the State’s holdings in certain Government-owned companies in which the State has a long-term interest to control and to completely privatize certain other Government-owned companies. In 2015, the GCA, together with the Government-owned companies in the resolution, began to take action to advance those companies’ readiness for initial private offerings and privatization.
In 2018, the GCA completed the full privatization of Israel Military Industries Ltd. by establishing a new Government Company to which the business-oriented activity of Israel Military Industries was transferred and the new Government Company was sold in a private sale to an investor.
Table No. 14
Selected State-Owned Companies
(As of December 31, 2021)(1) (In Millions of Dollars, Except Percentages)
	Direct/Indirect
Company Name	Government Ownership	Total Assets	Long-Term Liabilities	Total Sales
Israel Electric Corp. Ltd	99.85%	29,136	14,997	6,857
Israel Aerospace Industries Ltd	100.00%	6,157	412	4,477
Rafael-Advanced Defense Systems Ltd	100.00%	5,731	880	3,075
Israel Ports Development and Assets Company Ltd.(2)	100.00%	4,830	1,693	347
Ashdod Port Company Ltd.(2)	100.00%	1,257	139	372
Haifa Port Company Ltd	100.00%	1,146	341	262
Israel Railways Ltd	100.00%	10,840	10,180	792
Mekorot Water Company Ltd	99.99%	6,267	3,527	1,580
Israel Postal Company Ltd	100.00%	2,379	444	503
Israel Natural Gas Lines Company Ltd	100.00%	2,179	1,493	311
Netivei Israel-National Transport Infrastructure Company Ltd. . .	100.00%	462	95	1,747
Petroleum & Energy Infrastructures Ltd	99.99%	704	190	101

(1)
Based on consolidated NIS-denominated financial statements prepared in accordance with either Israeli generally accepted accounting principles or International Financial Reporting Standards. Amounts in dollars were converted from NIS at the applicable exchange rates for December 31 set forth in Table No. 1.

(2)
Spun-off from the Ports Authority in 2004.

Source:   GCA.
Below are summary descriptions of some of the state-owned companies set forth in the above table, including specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations.
Israel Electric Corporation Ltd.
IEC generates, transmits, distributes and supplies most of the electricity in Israel. Since 1996, IEC has been regulated under the Electricity Sector Law and the regulations promulgated thereunder. The purpose of the Electricity Sector Law is to regulate activity in the electricity sector in the public interest; to ensure the reliability, availability, quality and efficiency of services and efficient energetic use; to create conditions for competition; and to minimize costs. The Electricity Sector Law’s amendments outline the separation of activities in the generation, transmission, distribution and supply of electricity. The Electricity Sector Law provides for, among other things, tariff supervision (including efficiency incentives), regulation of IEC’s return on equity and the prices it can charge consumers, and licensing requirements pursuant to which IEC holds licenses that permit it to conduct its business. The law provides for transition periods during which IEC has been granted a general license for the transmission, distribution, supply, trade and sale of electricity. In addition, IEC was granted generation licenses for its generation units. IEC currently holds licenses to generate electricity at its 52 generation units.
Under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators of electricity and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the law was enacted, the Government passed several resolutions aimed at strengthening independent electricity production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these Government resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.
In May 2018, relevant government representatives and the IEC, after a consultation with IEC employees’ representatives and the Histadrut, reached an agreement with respect to Government and regulatory decisions regarding structural changes of the IEC over a period of eight years. The Government and the IEC board of directors approved these structural changes and an amendment to the Electricity Sector Law was enacted. Accordingly, the IEC will reduce its share of the production and supply segments, maintain its role as a vital services supplier in the transmission and distribution segments, separate its system management operations to a different government company and execute a re-organization plan, with the aim of improving its financial condition.
In 2018, the IEC raised approximately NIS 1.7 billion in tradable bonds on the TASE and USD 1 billion in bonds issued through its Global Medium Term Notes (GMTN) program to Qualified Institutional Buyers in the United States and elsewhere. In 2019, the IEC issued its first short-term commercial securities totaling NIS 220 million tradable securities and NIS 200 million non-tradable securities. In 2020, the IEC raised approximately NIS 1 billion through taps of existing bonds. In 2021 the IEC raised approximately NIS 1.2 billion through the issuance of two publicly tradable bonds.
Defense Oriented Companies
In 2013, the Ministerial Privatization Committee decided to privatize Israel Military Industries Ltd., which is another defense-oriented Government Company of which the State held 100% until 2018, by establishing a new Government Company to which the business activity of Israel Military Industries would be transferred, and the new Government Company would be sold in a private sale to investors. In 2018 the Government sold its entire holding in Israel Military Industries for NIS 1.4 billion, the Government received NIS 194.7 million in 2021 and expected to receive NIS 178.8 million in 2022 in accordance with the framework of this privatization.
Currently, the Government holds 100% of Israel Aerospace Industries Ltd. and Rafael-Advanced Defense Systems Ltd, which are defense-oriented Government-owned companies. In November 2020, the Ministerial Privatization Committee decided to privatize up to 49% of the government’s holdings in Israel Aerospace Industries Ltd., via public offering on the Tel Aviv Stock Exchange. The GCA is promoting the privatization process of Israel Aerospace Industries Ltd. Rafael-Advanced Defense Systems Ltd. owns or partially owns more than 35 subsidiaries in Israel and across the world with an investment value of over NIS 1 billion.
Ports Companies
The Ports Authority, which historically functioned as an operating port authority (with ownership over all port property and assets and responsibility for all vessels and cargo handling operations in Israel’s ports), was one of the strongest and most significant monopolies in Israel. In 2004, the Knesset passed a law abolishing the Ports Authority and dividing its activities among three newly-formed Government-owned companies, each responsible for operating the ports of Haifa, Ashdod and Eilat, respectively. An additional Government Company was created to hold and manage the ports’ assets and to lease them to these three port operating companies and other companies in the ports industry. An Administration of Shipping and Ports was also established under the jurisdiction of the Ministry of Transport and Road Safety. The implementation of the port sector reform began in 2005 when the Ports Authority was abolished and the aforementioned companies commenced operations. As part of the privatization process, it was planned that portions of the three port operating companies would be sold to private investors. In 2007 Israel Shipyards Company received the approval to supply seaport services and became the first private seaport in Israel.
Over the years, attempts to gradually privatize companies by selling percentages of the Government’s holdings did not succeed, and today the Government still holds 100% of the companies’ stock. The upcoming competition led the port companies to turn to National Labor Court, leading to intense negotiations between the relevant government offices, the company and the workers’ organization. This negotiation led to the drafting of general agreements with the Ashdod port workers’ organization in 2016; however, these agreements were not implemented.
At the same time, parallel negotiations were being held between governmental representatives, the Haifa port company and the workers organization of the Haifa port. These meetings led to a successful outcome and resulted in an agreement to privatize the Haifa port. In January 2020, the Ministerial Committee for Privatization decided to privatize 100% of government’s holdings in Haifa port Company to strategic investors. This privatization is intended to improve the company’s efficiency and promote the implementation of the port sector reform. In November 2021, the Knesset Finance Committee approved the wording of the order to safeguard the vital interests of the state in Haifa Port Ltd.
It is aimed that by the end of 2022, the five Mediterranean port companies and Papo Maritime will work jointly under the Israel Ports Company to address the increasing shipping needs of Israel and the Palestinian Authority.
The GCA is promoting the privatization process of the port of Haifa. The GCA conducted a roadshow campaign among local and international potential investors, which resulted in 18 applications received to participate in the tender process. The GCA continues to lead the tender process for the Haifa Port Company, which is pending final government approvals and subject to closing, which is scheduled for the second half of 2022.
Israel Postal Company Ltd.
Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in 2006 to replace the Postal Authority. These Government-owned companies were established as part of a comprehensive reform in the postal sector, which included, amongst other things, opening up the postal sector to competition, licensing the operations of postal companies and establishing fees for postal services.
In 2018 the Ministerial Committee for Privatization decided to partially privatize the Israel Postal Company through the sale of 40% of its stake in the company — 20% of the government’s holdings in the company would be sold privately, and an additional 20% of the company would be privatized through an IPO on the TASE.
In April 2022, following a decline in the company’s financial performance and after extensive intra-governmental deliberations, the Ministerial Committee for Privatization decided to fully privatize the Israel Postal Company Ltd. The GCA has since been progressing with the full privatization of the Israel Postal Company Ltd.
The Environment
Since the establishment of the Ministry of Environmental Protection (the “MoEP”) in 1989, Israel has enacted many laws and regulations to protect the environment. The overall objective of the MoEP is to reduce and prevent pollution and environmental risks, while also reducing economic and social inequality and improving citizens’ health. The current areas of focus are reduction of air pollution, strengthening enforcement, advancing waste treatment, and creating long term programs for climate change and biodiversity. The MoEP operates on national, regional and local levels. At the national level, the MoEP is responsible for the formulation of a nationwide integrated and inclusive policy for the protection of the environment. At the regional level, through its six district offices, the MoEP, among other ministries, oversees the implementation of national environmental policies, engages in local planning processes, assists municipalities with their environmental responsibilities and supervises municipalities when formulating requirements for business licenses. At the local level, the MoEP lends support to environmental units and towns associations that have been established in municipalities throughout the country.
The State’s environmental legislation encompasses laws targeting the protection of natural resources, abatement and prevention of environmental nuisances, and safe treatment of certain contaminants and pollutants. Other comprehensive legislation such as the Planning and Building Law and the Licensing of Businesses Law provides a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process, and objections are frequently based on environmental issues.
In February 2022, the Ministry of Finance and the MoEP published a joint reform bill intended to consolidates the three main environmental permits currently issuable by the MOEP into one general combined permit that would be granted for a period ranging between seven to ten years, thus reducing bureaucratic requirements placed on businesses. The reform is expected to lead to increased investments in reducing pollution and carbon emissions. The implementation of the reform is expected to economy-wide savings of approximately NIS 500 million in direct costs and another NIS 2 to 3 billion in indirect costs.
Since the admission of Israel to the OECD in 2010, it has taken steps to comply with the OECD’s decisions and recommendations on environmental issues. Such steps included increased oversight of chemicals used in industry, the implementation of integrated pollution prevention and control (“IPPC”) and comprehensive waste management.
The UN’s 2030 Agenda for Sustainable Development (“2030 Agenda”), launched in 2015, is a comprehensive policy plan that enables and equips policy makers with tools to formulate a long-term strategy for eradicating poverty and promote prosperity. In July 2019, the government passed Decision 4631 to integrate the 2030 Agenda into Israeli governmental programs in order to improve governance and strategic planning. Decision 4631 mandates ministers to integrate relevant goals set out in the 2030 Agenda into their strategic decision-making.
Israel has ratified the vast majority of key international conventions on environmental protection and aligns national legislation with such conventions. Israel is party to various international conventions, including on climate change, trans-boundary movements of hazardous waste and chemicals, ozone layer protection, biodiversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution.
Israel ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) in 2004 and soon thereafter established the Designated National Authority for the Clean Development Mechanism. Following governmental approval, Israel submitted its Nationally Determined Contribution (“NDC”) to the Secretariat of the UNFCCC in September 2015, in which Israel committed to an economy-wide unconditional target of reducing its per capita greenhouse gas emissions to 7.7 tCO2e (tons of carbon dioxide equivalent) per capita by 2030, which constitutes a reduction of 26% below the level in 2005 of 10.4 tCO2e per capita. An interim target of 8.8 tCO2e per capita is expected by 2025.
In 2016, in order to meet Israel’s 2030 goals, the government passed Decision 1403 that included a National Plan to Reduce GHG Emissions and Increase Energy Efficiency. The plan includes mitigation measures in key areas and sets timetables for review and formulation of additional measures. In November 2016, Israel ratified the Paris Agreement.
In Decision 542 from September 2015, the Government approved the following environmental targets for 2030:
•
17% reduction in electricity consumption;

•
13% of electricity consumption in 2025 will be from renewables, increasing to 17% in 2030; and

•
20% reduction in kilometers travelled by private vehicles.

The National Plan allocated NIS 500 million in government guarantees for a ten-year period to leverage investment loans related to energy efficiency and reducing GHG emissions. This is in accordance with criteria that relate to eligibility, duration and prioritization of innovative Israeli technologies.
In 2016, the Government implemented a number of additional successful financial incentive programs for energy efficiency and GHG emissions reduction. For example, a budget of approximately $105 million was allocated for two grant schemes aimed at incentivizing energy efficiency investments in local authorities with low socio-economic status and among small-to-medium-sized businesses.
Israel submitted its first Biennial Update Report to the UNFCCC in April 2016. The report includes information on Israel’s GHG abatement measures and GHG inventory. In 2018 Israel submitted a comprehensive climate change report to the UNFCCC.
Climate Law
In May 2022, Israel enacted its first ever climate law. The law aims to increase certainty among public and private institutions on Israel’s climate standards and requirements and to facilitate the economy’s transition towards net-zero. The climate law targets a zero-net-emissions economy by 2050, aligning Israel’s climate ambitions with those of other developed nations and creates organizational frameworks and processes for handling issues relating to climate change and the environment. The climate law includes a framework for streamlining government policymaking by mandating the assessment of the climate-related risks when considering implementation of large-scale government policies that could have a significant impact on the environment.
Key features of the climate law include:
1.
GHG emission targets: The climate law codifies government Resolution 171, and requires a minimum 27% reduction in GHG from 2015 levels by 2030 and sets a target of reaching a zero-emissions economy by 2050. In order to meet the objectives, the MoEP will devise and submit a national plan for reducing GHG emissions for government approval.

2.
Ensuring climate change readiness: The climate law seeks to ensure that government ministries and other bodies have climate change preparedness strategies in place and develop corresponding capabilities. The law also imposes an annual reporting obligation on governmental bodies. Climate change strategic plans submitted by ministries and other bodies are set to be approved within two years, and are required to be updated every five years. The aim is to ensure Israel develops improved climate resilience over the next decade and reduces risks arising from climate change in Israel.

3.
Establishment of a Ministerial Committee on Climate Affairs headed by the Prime Minister: the Ministerial Committee on Climate Affairs will aid in coordinating between all relevant parties. It is envisioned that the committee will enhance the government’s ability to address the implications climate change on the Israeli economy, society and the environment. This ministerial committee will facilitate collaboration between government agencies.

4.
Establishment of the Advisory Committee on Climate Change: It is envisioned that the advisory committee will help foster a more profound understanding of the challenges that are particular to Israel in the implementation of climate change policies. The committee will consist of representatives of various relevant government ministries and of public interest groups (such as trade unions or environmental nonprofits).

5.
Mandatory climate risk assessment process: The law establishes an obligation on public authorities to carry out detailed climate risk assessments when submitting plans for governmental approval when such plans could have a material impact on GHG emissions or climate change. The precise level and nature of the required assessment will be determined by the government within a year from promulgation of the climate law.

6.
An independent interdisciplinary committee of academic experts: Within six months of the law’s entry into force a multidisciplinary committee of experts will be appointed, subject to the approval of the Ministerial Committee on Climate Affairs. The committee will include experts from various fields, including health, finance, energy and climate change and the environment. It is envisioned that this committee will aid in making scientific information on climate more accessible to policy decision makers, including the Minister and the Advisory Committee. The expert committee will provide an objective scientific review of policymaking on climate change. The committee members will be selected from a list of candidates presented to the MoEP by the Israeli National Academy of Sciences.
7.
Establishing reporting and informing obligations: The framework of the law establishes a reporting and control mechanism by which the government will report to the Knesset on its progression on the law’s objectives and the implementation of its provisions. In addition, to encourage transparency, the government will be required to publish a report on its progress of implementation to the public. The different ministries are also required to submit progress reports on their implementation of the climate law’s objectives to the government and the Knesset’s Internal Affairs and Environmental Protection Committee at the end of each year. These reports are required to include data on rate of reduction in GHG emissions achieved during the previous year, and a forecast of the expected rate of greenhouse gas emissions for the next year. The MoEP will, in turn, publish these reports to the public.

Air pollution reduction
In March 2022, the government approved the MoEP’s long-term plan to reduce air pollution and GHG emissions in Israel (the “March 2022 Plan”) and allocated NIS 615 million for its implementation. The plan reflects new measures and measures previously set out in government decisions in 2021. These include a government decision setting GHG reduction targets, a decision with respect to energy efficiency, and a decision to promote clean transportation. Total benefits derivable from the plan by 2030 are estimated at (i) NIS 4.2 billion related to anticipated reduction in local air pollutants, and (ii) NIS 12.8 billion related to anticipated reduction greenhouse gases.
Some of the March 2022 Plan’s main objectives include:
•
The cessation of use of coal in electricity production by 2025 and the expansion of electricity generation using renewable energy;

•
The provision of grants to businesses and industry players for environmental efficiency totaling NIS 350 million;

•
Promoting clean and low-carbon means of transportation, while reducing emissions from mechanical and engineering equipment;

•
Reduction of agricultural waste incineration and a plan to reduce GHG emissions;

•
Prevention of waste incineration in open areas and the establishment of infrastructure facilities for waste treatment; and

•
Expansion of the air monitoring and sampling system and financing pioneering projects and technologies.

The March 2022 Plan’s air pollution reduction targets were determined on the basis of emission predictions for 2030. The reduction targets are (i) a 48% reduction in sulfur dioxide, (ii) an 18% reduction in nitrous oxides, (iii) a 12% reduction in fine respiratory particles (PM 2.5), (iv) a 9% in respiratory particles (PM 10), (v) 8% for volatile organic compounds and (vi) a 32% reduction in benzene.
In August 2021, the Government adopted Resolution 286 to tax carbon emissions according to the findings of a committee on the existing fuel taxation arrangements in the Excise Order on Fuel (Excise Duty), the Customs and Exemption Tariff order and the purchase tax on goods. The committee found that the determination of emissions levy under the Clean Air Law can include an appropriate mechanism for taxing other air pollutants.

In February 2022, the Knesset Interior and Environmental Protection Committee approved the Clean Air Regulations (Air Quality Values) (Temporary Order) (Amendment), (No. 5772-2022), pursuant to Section 6(d) of the Clean Air Law (No. 5768-2008), which updates target pollution values in accordance with the practice of developed countries worldwide and with recommendations and guidelines published by relevant international organizations. These include, amongst others, target values set by the WHO in September 2021.
In November 2019, the MoEP, MoEI and Ministry of Energy approved an allocation of another NIS 62 million in grants for energy efficiency and greenhouse gas projects. Approximately 108 local authorities and factories are eligible for such grants within the framework of a national plan that aims to reach the GHG emissions target of a 26% per capita reduction from the 2005 GHG emissions levels (as set out in Government Decisions No. 542 and 1403).
The National Program for Adaptation to Climate Change
The National Program for Adaptation to Climate Change includes 30 action plans, which cover all aspects of life and economic activity. The program, approved by the government in July 2018, reflects advances in scientific knowledge and international agreements related to climate change, and it includes adjustments and understandings of the effects of climate change on Israel. The program has five main objectives:
•
Reinforcing economic resilience so to prevent harm to lives and property;

•
Increasing the resilience of the Israel’s ecosystems;

•
Setting up and updating the scientific knowledge base for decision-making;

•
Education, awareness-raising, and improving accessibility of information;

•
Israel’s integration into the global climate change efforts, in accordance with its treaty obligations, and the promotion of regional and international cooperation.

By switching to renewable energy resources and reducing electricity consumption, the GHG reduction program is expected to decrease air pollution and to result in long-term energy security, increased energy efficiency and job opportunities, the development of a clean tech market and economic growth.
The MoEP has set new target goals for reducing transport emissions by gradually phasing out polluting bus models operating in Israel and replacing those with zero-emissions models. These targets follow a government decision to achieve full phase out of polluting bus purchases by 2026, and in line with global trends of transitioning to emission-free urban transport. The MoEP has set the following interim targets:
•
By 2024, at least 30% of new bus purchases to be zero-emissions models;

•
By 2025 at least 50%; and

•
By 2026 at or around 100%.

At the end of the process, the MoEP aims for all urban public transportation in Israel to be zero emissions by 2036.
Electricity sector
The introduction of natural gas to the electricity sector (see “The Economy — Energy” above) is expected to have major consequences on pollution abatement in the electricity sector. The share of coal in the fuel mix of Israel’s power sector has decreased from approximately 60% in 2010 to approximately 26% in 2020. Approximately 67% of electricity generation in 2020 came from natural gas, while 6% was from renewable energy.
Market-based competitive tenders for renewable energy have been introduced, which have resulted in significantly lower prices, which that renewable energy can now compete with conventional energy generation even before the environmental costs are considered. The Ashalim Solar Power Station became operational in April 2019.
In June 2020, the Ministry of Energy presented a plan to increase the proportion of power generated from renewable sources in Israel to 30% of total power production by 2030, instead of the earlier target of 17%.

The oldest and most polluting four coal powered units at the largest power plant in Israel are due to close in 2022. By 2025, coal is expected to be used as a reserve for emergency situations of natural gas shortage and will be replaced with natural gas and renewable energy sources. The share of natural gas use is expected to increase significantly to about 83% in 2025 according to the Electricity Authority. On the other hand, the share of coal, is expected to decrease to only about 3% in 2025. Israel joined the Powering Past Coal Alliance at the 24th UNFCCC Conference of the Parties in 2018, joining a group of governments, businesses, and organizations around the world working to transition away from coal-powered electricity generation. The coalition supports the reduction of the use of coal in OECD countries by 2030 and the world by 2050.
Additional supporting legislation
In January 2022, the Government adopted Resolution 1022. This resolution prompted coordinated action to promote shading and cooling of urban spaces by planting trees in thoroughfares. The regulation delegates tasks to various government ministries and bodies, including, amongst others, the MoEP, the Ministry of Agriculture, the Ministry of the Interior and the Israel Mapping Center. The MoEP intends to prepare a plan in consultation with various ministries and bodies to achieve the objectives outlines in Resolution 1022, which will be submitted for budget approval for 2023-2024.
In 2020, purchase tax on hybrid cars rose to 45% and continued to rise to 50% in 2021. According to the tax outline published in 2019, as of 2022 the purchase tax of hybrid cars will be equal to the purchase tax of a regular vehicle. For electric vehicles, the purchase tax was 25% in 2020 and 30% in 2021, and will continue to rise until 2024 when it is planned to be equal to the purchase tax of a non-electric vehicle.
The sulfur content of transport fuels is limited to 10ppm as of 2011. New vehicles are required to comply with the most updated European emission standards. All vehicles are required to go through strict annual emission tests. Continuing from 2016, a NIS 30 million hybrid taxi program is in place to encourage licensed taxi drivers to purchase hybrid cars with “green vehicle ratings.”
A NIS 260 million pollution reduction program for old diesel vehicles has been operating since 2018. The program is largely based on subsidies for the installation of particulate filters, a scrapping program for old diesel vehicles in exchange for government remuneration, and the creation of new Low Emission Zones (“LEZ”) in some major metropolitan areas, where polluting diesel vehicles are prohibited. The LEZ program has currently taken effect in downtown Haifa and in Jerusalem and is expected to expand into additional cities. As of March 2019, around 1,500 particulate filters have been installed and over 600 old vehicles were scrapped. In addition, owners of old and polluting diesel vehicles are required to install particulate filters and are no longer able to renew their licenses unless they install pollution-reducing particulate filters in those vehicles as a result of regulations enacted in November 2018.
In December 2017, the Internal Affairs and Environment Committee of the Knesset approved regulations requiring gas stations throughout Israel to reduce fuel vapor emissions. The regulations require all gas stations to install vapor recovery systems and gas stations that violate the regulations will be fined.
Cleanliness and waste management
The Reduction of Single Use Carrier Bags Law, which took effect in 2017, prohibits Israel’s largest supermarkets from distributing single use carrier bags less than 20 microns thick to consumers and requires supermarkets to collect a minimum fee of not less than NIS 0.1 (approximately $0.03) for the distribution of plastic bags between 20 and 50 microns. As a result, the number of plastic bags decreased substantially. Under the law, large retailers are required to report quarterly to the MoEP on the number of bags sold, as well as on bag composition, thickness and weight, and to pay the levy for each single-use carrier bag sold. The funds collected from the levy are deposited in the MoEP’s Maintenance of Cleanliness Fund and are managed in a separate account. The collected funds are used for encouraging the reduction of single- use carrier bags through education and conducting clean-up activities.
The average Israeli generates about 1.76 kg of waste per day (642 kg annually). In the last decade, the rate of waste growth in Israel has averaged about 2.6% per year as a result of population growth and increased consumption. About 80% of waste is buried in landfills, a figure that has not changed significantly in the last 20 years. Recycling percentages in Israel are significantly lower than in other OECD countries. The MoEP has presented a new strategy that prioritizes waste reduction and recycling over waste incineration or landfilling. Implementation of the new strategy will enable the achievement of the following targets by 2030:
•
transfer of 54% of municipal waste to be recycled;

•
100% infrastructure for sorting and separating organic waste at source;

•
0% landfill of untreated waste and 20% landfill of treated waste;

•
47% reduction in greenhouse gas emissions, compared to 2020.

The MoEP will promote the construction of waste sorting and treatment facilities funded by the Maintenance of Cleanliness Fund and assist in the establishment of physical infrastructure for separation at-source of waste.
In October 2020, the MoEP decided to apply for the first time in Israel a deposit obligation on large beverage bottles. In doing so, Israel joined a growing number of countries that have imposed a deposit requirement on all beverage containers, in order to address the problem of disposable plastics in public space. Beginning in December 2021, the public is required to pay a deposit for the purchase of large beverage containers similar to small beverage containers. After consumption, one is able to return the container and receive in return the deposit fee paid at the time of purchase, similar to the deposit mechanism that exists today on small beverage containers.
Beach cleanliness
In 2020, the Clean Coast Index of the level of cleanliness of open and undeclared beaches in Israel shows that 68.18% of the beaches were rated “clean” or “very clean” at least 70% of the time. The improvements in the cleanliness level of Israel’s unauthorized beaches (i.e., beaches without lifeguard services) may be attributed to, among other causes, the enactment of the Plastic Bag Law, which prohibits the free distribution of plastic bags in major supermarkets, and to the tripling of the funding allocated to local authorities for beach cleanup and public awareness activities. In 2019, the Government approved a NIS 55.2 million allocation for the Mediterranean monitoring program and creation of a mechanism that will allow government ministries to work together to coordinate the data collected via various monitoring programs. This data will be published for the public in order to ensure transparency and to benefit the general public.
The MoEP publishes a report summarizing the “Clean Beach” program of 2021, which marks the 16th year of the program. 2021 was the cleanest year since the start of cleaning the beaches for bathing: 74.2% of beaches were defined as clean or very clean at least 70% of the year, compared with 19.7% in 2005 when the program was launched.
In addition, the management of the Maintenance of Cleanliness Fund recently approved a multi-year budget for the “Clean Coast Program” of the Ministry of Environmental Protection. The program was awarded an amount of NIS 44 million for the years 2021 to 2023.The Government has made lowering housing costs a central policy aim. One of the principal means to this aim is to increase the number of available housing units, especially in areas where demand is high but where availability of land is limited, as in the case in the central regions. Hence the Government is acting to clear considerable land reserves located in central Israel, that in the past have been utilized mainly by the military. This land is contaminated with hazardous material and some areas have been abandoned for years. The presence of hazardous waste at these sites has lead, in many cases, to contamination of the soil, the subsoil and the groundwater. There is therefore an urgent need to carry out a preliminary process of environmental remediation in order to enable large-scale marketing of these areas for residential building. The MoEP has commissioned the Environmental Services Company, a government company, to implement the remediation on its behalf.
Promotion of environmental awareness in the private sector
Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken steps to promote environmental quality and sustainable development. The national green growth plan for the years 2012-2020, presented by the

Government in 2012, assessed the economic potential of a transition to a green economy and recommended measures for implementation. The recommended measures relate to the following subjects:
•
Removing obstacles to green growth: mapping and removing environmentally harmful subsidies and dealing with regulatory failures.

•
Encouraging the environmental technologies industry: developing new industry and creating markets for green products and services, accelerating green innovation, developing the environmental technologies industry including professional training, and increasing Israel’s competitiveness and promotion of export.

•
Promoting employment in sectors that promote environmental sustainability.

•
Transitioning to sustainable industry: promoting clean production, implementing efficiency surveys in production, energy, and water processes and, in environmental industrial design for small and medium businesses, promoting green industrial zones, increasing use of eco-efficiency indicators and environmental management systems and integrating environmental legislation and licensing procedures.

•
Transitioning to a more environmentally -friendly business sector.

•
Transitioning to green consumption, including a boost to green public procurement, taxation of environmentally unfriendly products and measures combating “greenwashing” by private sector companies.

As of the date hereof, most of the measures envisioned under the national green growth plan for 2012-2020 have been successfully implemented.
Membership of International Climate Change Organizations
In November 2020, the Bank of Israel joined the Network of central banks for Greening the Financial System (NGFS). Also in November 2020, the Tel-Aviv Stock Exchange (TASE: TASE) announced the launch of a new index — TA-125 Fossil-Fuel-Free Climate Index. The index is comprised of shares included in the TA-125 index, excluding those of corporations involved in the production chain of fossil fuels, i.e., corporations engaged in the exploration, production, transport, storage, and refining of fossil fuels (gas, coal, petroleum, oil shale and their derivatives). The list of “fossil fuel corporations” will be determined by the “Clean Money Forum” of the “Life and Environment” organization, the umbrella for Israel’s environmental organizations. The TASE has also created the TA-Cleantech Index, comprised of 12 shares of clean-tech companies. Some institutional investment firms have published Fossil Divestment Policies. The Israel Securities Authority is developing Voluntary ESG Disclosure Standards for public companies. The Bank of Israel has sent a letter to the banks announcing the start of a consultation process on environmental and climate risks, with regard to stability, liquidity and credit risks of the banks, among others. Also, instructions for ESG policies in investment committees of institutional investment firms are under preparation.
Green construction
In 2011, the MoEP and the Israel Standards Institution launched a new voluntary green building standard which complies with international standards and considers issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation, and construction management. In July 2014, the Government reaffirmed the importance of green building by resolving to integrate green building in Israel’s construction sector. In addition, green building is a key element in achieving the national plan for GHG emissions reduction and energy efficiency’s goals. By 2019, more than 15,000 green building housing units have been completed, and over 60% of the approved housing units in the plans will meet the standard requirements for their construction, with a cumulative volume of approximately 200,000 units, in addition to millions of square meters of office, commercial, educational public buildings. In 2018, the MoEP began to regulate the certification process of green buildings, including by establishing a legal framework for authorizing certification organizations and publishing a register of buildings recognized as green. In August 2020, binding regulations were approved, requiring that starting from 2022 all new buildings are to be built in accordance with the Israeli green building standard. The regulations will apply to all types of buildings gradually. Adoption of the standard may lead to a saving of 20% to 30% in energy consumption in buildings, along with a reduction in greenhouse gas emissions.
In March 2020, the National Planning and Building Council adopted voluntary regulations governing green construction. In March 2022, the same regulations became mandatory, as envisaged when originally adopted. Mandatory application will take effect for all new construction projects in two phases. The first phase applies to large-scale building applications, and will cover high-rise residential buildings, commercial construction of 5,000 square meters and public construction of 1,000 square meters.
The second phase, which takes effect in September 2023, will apply to any residential construction project that contains six or more apartments, and for any commercial construction over 1,000 square meters in size. In addition, the regulations allow public planning institutions to specify advanced green construction requirements, as recently established by the authorities of the Forum 15 (the Israeli Forum of Self-Government Cities).
Additional measures and green financing
In January 2019, the MoEP, the Ministry of Finance and the Ministry of Economy and Industry (the “MoEI”) set up a joint fund to support environmental projects in developing countries, in cooperation with the European Bank for Reconstruction and Development (EBRD). The one-million-euro fund will support projects that relate to water, energy and coping with climate change, mainly in Central and Eastern Europe and Central Asia.
In February 2019, the MoEP and the Ministry Economy and Industry, along with the Innovation Authority announced funding of NIS 14 million for a new innovation lab that will focus on environmental protection and sustainability. The MoEP and the Innovation Authority have also published a new request for proposals for pilot facilities for testing environmental technologies. The MoEP and Innovation Authority have allocated NIS 10 million during this round and plan to invest a total of NIS 35 million for pilot technology facilities.
The MoEI and the MoEP promote the implementation of the Circular Economy approach in Israel. The vision of the National Israeli Action Plan for Circular Economy in the Industry is to facilitate the transition of the Israeli industry from resource-intensive and import-dependent production into competitive production, which is based on circularity, innovation, and resource efficiency. The action plan aims to facilitate this transition by adjustment of regulation towards circularity, making relevant knowledge accessible and providing financial support where needed. The roadmap will focus upon three industrial sectors which have the largest potential to become circular and thus have a major effect on the environment: Construction and infrastructure, Packaging, Chemistry and Pharma. Two cross-cutting themes embedded in the three focal sectors above are recycling and innovation.
The MoEP, MoEI and Ministry of Finance established a Resource Efficiency Center which became operational in March 2020. The aim of the Center is primarily to improve the environmental performance of Israeli industry and to increase the industry’s competitiveness. The Center carries out research, develops tools and professional guides, organizes targeted seminars and courses and provides consulting services to the industry on how to improve resource efficiency and implement innovative technologies and environmental solutions at source.
The MoEI, together with the MoEP, is promoting an Industrial Symbiosis Pilot in Israel. The aim is to foster utilization of industrial waste, byproducts, and gaseous emissions from industrial plants as raw material at other plants. Four companies are competing in the pilot project, in different regions of the country, operating advanced technologies to aid the symbiosis transactions. The division of the country into four regions will generate significant activity throughout the country, while building expertise and providing solutions at the local level. The pilot project ended in March 2020, and, following its evaluation, the MoEI will work to promote a long-term national project to promote symbiosis through one or two of the companies.The Law for the Regulation of Sanitary Extermination, which was promoted by the MoEP and came into effect in June 2016, is aimed at reducing harm from pesticides to people and to the environment. The law addresses many issues concerning pest control safety, such as the use of toxic gases.

Environmental education
In May 2022, the MoEP and Ministry of Education released a comprehensive curriculum on climate change intended for schools and youth movements. The curriculum will be integrated into the following disciplines: science and technology, geography, biology, agriculture, chemistry, philosophy, political science, visual arts and civic education. The curriculum will involve field trips to river deltas, beaches, desert land and urban areas where the effects of climate change are visible. The incorporation of the curriculum into the activities of youth movements has been granted NIS 15 million in funding, and aims to develop environmental and sustainability leadership, as well as peer-led training and educational programs and encourage carbon footprint reduction activities in said movements.
BALANCE OF PAYMENTS AND FOREIGN TRADE
Balance of Payments
Israel’s balance of payments consists of: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), balance of primary income and balance of secondary income (current transfers) and (ii) the capital and financial accounts, which reflect borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad, as well as assets and liabilities of commercial banks.
In 2021, the shekel continued its trend of appreciation in real terms from 2020, which was primarily attributable to the surplus in the current account and the increase of foreign investment.
In recent years, exports of services as a share of Israel’s total exports has been increasing as compared to exports of goods. In 2021, exports of services as a share of total exports surpassed that of exports of goods for the first time in Israel’s history. In 2021, exports of goods and of services constituted 48.4% and 51.6% of all exports, respectively, compared to 69% and 31%, respectively, in 2010.
In 2021, exports increased by 13.6% and imports increased by 19.5% compared to 2020. Exports comprised 29.8% of GDP and imports comprised 25.4% of GDP in 2021. The growth of exports in 2021 is attributable to an increase in exports of business services, namely high-tech services, which grew by 15.8%, and the increase of goods exported by 10.1%. The continued decrease in revenues from tourism attenuated the total growth in exports.
Current transfers, which include financial assistance from the United States, German reparation payments and personal and institutional remittances, increased by 17.4% in 2021 to $14.59 billion from $12.43 billion in 2020.
Israel’s net international investment position (foreign assets minus liabilities to foreigners) has been in surplus since 2006. At the end of 2021, the net international investment position stood at $170.9 billion (34.1% of GDP), as compared to $189.8 billion (47% of GDP) in 2020, $157.5 billion (39.9% of GDP) in 2019, $136.1 billion (36.8% of GDP) in 2018 and $144.4 billion (40.9% of GDP) in 2017.
Foreign currency reserves held at the Bank of Israel have increased significantly over the past decade, growing from $69.8 billion at the end of 2010 to $213 billion at the end of 2021 and $199.8 billion as of May 2022 in nominal USD terms. In 2021 the Bank of Israel purchased $35 billion U.S. dollars in response to the continued appreciation of the Shekel in 2021. Reserves grew significantly as a percentage of GDP from approximately 29.4% of GDP in 2010 (year average) to 39.9% as of May 2022.
Developments in currency reserves have been led in large part by Bank of Israel policy. Between March 2008 and August 2009, the Bank of Israel conducted daily purchases of foreign currency to raise the level of reserves. After the target level was achieved in August 2009, the Bank of Israel ended its scheduled purchasing policy and launched a policy of intervening in the foreign exchange market on a discretionary basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly, which remains the Bank of Israel’s policy.

Table No. 15
Balance of Payments(1)
(In Millions of Dollars)
	2017	2018	2019	2020	2021
Current Account Receipts
Exports of goods and services.	101,792	111,896	117,499	114,529	144,071
Income from abroad	13,207	15,025	14,623	12,596	17,048
Current transfers	11,584	11,652	12,076	12,426	14,588
Total current account receipts	126,583	138,574	144,197	139,551	175,707
Payments
Imports of goods and services.	97,600	108,801	108,761	95,910	124,526
Income to foreigners	14,982	15,294	16,901	16,756	24,730
Current transfers	3,722	3,844	4,195	4,982	5,473
Total current account payments	116,304	127,939	129,857	117,648	154,729
Balances
Trade in goods and services	4,192	3,096	8,738	18,618	19,544
Net income	-1,774	-269	-2,279	-4,159	-7,681
Net current transfers	7,862	7,808	7,881	7,444	9,116
Current account balance	10,279	10,635	14,340	21,903	20,979
Capital Account
Capital account balance	1,844	1,569	1,614	1,776	2,183
Financial Account Investments abroad by Israelis
Direct investment	7,624	6,087	8,690	6,375	10,502
Portfolio investment	4,333	7,183	6,439	16,170	16,193
Other investments	9,693	1,009	5,919	8,582	13,501
Financial derivatives (net)	1,354	61	-1,222	1,264	-440
Reserves assets (net)	8,080	5,275	6,445	37,777	39,703
Total investments abroad	28,375	19,614	26,271	70,168	79,457
Investments by Foreigners in Israel
Direct investment	16,893	21,515	17,363	24,283	21,544
Portfolio investment	1,945	-3,091	-26	18,933	31,730
Other investments	-3,059	604	4,019	987	10,114
Total investments in Israel	15,779	19,027	21,356	44,203	63,388
Net Financial Transactions
Direct investment	-9,268	-15,428	-8,673	-17,909	-11,042
Portfolio investment	2,387	10,274	6,465	-2,762	-15,537
Other investments	12,752	405	1,900	7,596	3,387
Financial derivatives (net)	-1,354	61	-1,222	1,264	-440
Reserves assets (net)	8,080	5,275	6,445	37,777	39,703
Financial Transactions Balance	12,596	587	4,915	25,965	16,070
Statistical errors and omissions	472	-11,616	-11,040	2,286	-7,092

(1)
Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.

Source:   Central Bureau of Statistics

Foreign Trade3
Exports of goods4 and services are a crucial element of Israel’s economy overall performance and competitiveness. In 2021, Israeli exports of goods and services reached $143.2 billion and the total import of goods and services reached $121.8 billion, creating a trade surplus of $21.4 billion, following a trade surplus of $18.9 billion and $8.7 billion in 2020 and 2019, respectively. The annual growth rate of exports of goods and services in 2021 stood at 25.3% after a decline of -2.7% in 2020 and growth of 5.0% in 2019. Services continue to represent a large share of Israel’s exports and in 2021 constituted 51.7% ($74.0 billion) of total exports, while goods constituted 48.3% ($69.2 billion) of total exports. Exports of goods grew by 17.4% and exports of services grew by 33.7% in 2021. Imports of goods and services grew by 27.7% in 2021, following a decline of 12.3% in 2020. Imports of goods grew by 25.7% in 2021, and imports of services grew by 33.5% in 2020.
In 2021, the United States remained Israel’s top export destination for goods, with the value of goods exported to the United States totaling at $12.0 billion. China is Israel’s second top export destination, with $4.3 billion worth of goods exported to China, followed by the Netherlands as Israel’s third top export destination, with goods exported to the Netherlands amounting to $2.2 billion in 2021. As to trading blocs, the European Union5 remains Israel’s biggest export market. Israeli exports of goods to the European Union grew by 29.4% in 2021. The European Union is also the primary source for imports into Israel, amounting to $24.4 billion in 2021.
The composition of Israel’s trade in goods reflects the nature of its economy. In 2021, 89.1% of Israel’s exports of goods consisted of manufactured goods (industrial exports), which include goods manufactured in Israel’s dominant high-tech sector, representing a year-on-year growth of 15.0% in 20216. Raw materials, investment goods, fuels and diamonds comprised 73.6% of imported goods.
Trade in services continues to constitute a large part of Israel’s foreign trade. In 2021, 82.4% or $61.0 billion of Israeli exports of services was from the “Other business services” sector, which includes research and development, information services, telecommunication services, computer-related services and services between related enterprises. This sector grew by 26.6% in 2021, after increases of 7.3% and 11.9% in 2020 and 2019, respectively. The second largest sector of Israel’s exports of services was transportation services, which grew by 130.5% in 2021 compared to 2020 and reached $10.6 billion. The increase in transportation services was due to the global decline of transportation services in 2020 during the COVID-19 pandemic and to price increases in transportation services globally. In 2020, the United States remained Israel’s top services exports destination (36.0% of total exports of classified business services), followed by the European Union (15.4% of total export of business services). “Other business services” comprised 60.5% of imported services and grew by 23.6% in 2021. Transportation services comprised 27.1% and travel services comprised 9.7% of imported services. In 2020, the United States was the largest provider of imported classified “Other business services” to Israel (29%), followed by the European Union (15%).

3
Figures in this section are adjusted to BoP.

4
Trade of goods by country statistics in this section exclude diamonds and are by country of origin. This is due to the fact that the Israeli added value in the diamonds industry is low compared to the average added value in industrial goods, as well as the high volume and prices of diamonds.

5
The United Kingdom is not included in Israel’s trade in goods statistics with the European Union for the year 2021, but included in trade in services statistics for the year 2020.

6
Not adjusted to BoP.

Table No. 16
Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)
	2017	2018	2019	2020	2021
Agriculture(1)
Seasonal crops	483	472	438	356	454
Fruits	496	430	450	438	444
Other	238	243	236	246	254
Total	1,217	1,145	1,125	1,039	1,152
Industrial (excl. polished diamonds)
Mining and quarrying	210	211	255	186	180
Food, beverages and tobacco	1,052	1,168	1,065	1,131	1,332
Textiles, clothing and leather	844	878	893	923	918
Wood, furniture, cork, paper and printing	462	477	431	434	562
Chemicals and refined petroleum	8,630	10,187	12,958	11,987	11,706
Pharmaceutical products	7,515	5,840	3,135	1,863	2,351
Rubber and plastics	2,214	2,337	2,229	2,252	2,735
Basic metal products	627	691	589	658	999
Metal manufacturing assembly, machinery and equipment	5,583	6,281	6,155	5,909	6,883
Electronic components and computers, medical and optical equipment	12,038	13,458	13,083	13,552	17,165
Electrical equipment	1,157	1,157	1,126	1,176	1,293
Transport equipment	3,459	2,625	2,930	2,578	2,796
Jewelry	620	512	691	554	796
Other non-metallic mineral products	456	370	366	306	324
Miscellaneous	104	155	165	132	189
Total	45,231	46,347	46,070	43,640	50,228
Diamonds(1)	14,702	14,459	11,314	5,474	8,779
Diamonds (net)(2)
Polished	4,493	4,559	3,404	2,242	3,529
Rough	2,233	2,263	1,440	857	1,785
Total	6,726	6,823	4,844	3,099	5,314
Total(2)	53,174	54,315	52,039	47,778	56,694
Other goods(2)	9	3	7	52	14
Returned goods	-119	-180	-142	-342	-340
Total (net)(2)(3)	53,064	54,138	51,903	47,489	56,368

(1)
Gross exports.

(2)
Net exports equal total gross exports less goods returned to Israeli exporters.

(3)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 17
Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)(1)
	2017	2018	2019	2020	2021
Consumer Goods
Transportation equipment	1,885	2,263	2,551	2,147	2,774
Furniture and electrical equipment	3,235	3,333	3,871	4,334	5,673
Other	373	401	494	506	646
Durable goods (total)	5,492	5,997	6,916	6,987	9,093
Food, beverages and medicines	3,408	3,684	4,306	4,766	5,589
Clothing and footwear	2,220	2,390	2,465	2,144	3,058
Household utensils	858	1,076	1,333	1,344	1,808
Other	1,687	1,569	2,161	2,720	3,882
Non-durable goods (total)	8,172	8,719	10,265	10,974	14,336
Total	13,664	14,716	17,181	17,961	23,429
Agriculture	922	978	1,227	1,298	1,638
Raw food products	2,478	2,640	2,698	2,797	3,566
Fabrics	606	628	639	661	744
Wood and related products	599	642	569	603	900
Chemical products	4,857	5,191	4,955	5,292	6,054
Rubber and plastics	2,544	2,755	2,535	2,476	3,543
Paper-making material	737	845	731	666	774
Iron and steel	2,198	2,835	2,703	2,511	3,690
Precious metals	178	201	147	145	290
Non-ferrous metals	783	859	825	839	1,105
Machines and electronics	10,197	10,938	11,952	11,465	13668
Other industries	2,390	2,482	2,473	2,756	3,415
Fuels	7,602	9,838	9,174	5,528	9,010
Total	36,090	40,832	40,627	37,036	48,397
Diamonds (net)	5,755	5,684	3,845	2,961	5,128
Investment Goods
Machinery and equipment	8,413	8,636	6,905	7,227	8,892
Transport vehicles(2)	3,674	3,985	4,339	3,617	4,900
Ships and aircraft	501	1,522	2,741	349	350
Total	12,586	14,143	13,986	11,193	14,143
Other goods	63	390	212	249	0
Returned goods	-152	-122	-149	-124	-123
Total (net)(3)(4)	68,008	75,645	75,703	69,276	90,975

(1)
Due to changes in classification, there are updates to figures reported in previous years.

(2)
Excluding ships and aircraft.

(3)
Net imports equal total gross imports less goods returned to the suppliers.

(4)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 18
Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)
	2017		2018		2019		2020		2021
Americas	19,639	32.1%	19,658	31.7%	18,762	32.1%	15,638	31.2%	19,271	32.0%
USA	17,046	27.9%	16,696	27.0%	15,964	27.3%	13,132	26.2%	16,319	27.1%
Other America	2,593	4.2%	2,962	4.8%	2,798	4.8%	2,506	5.0%	2,952	4.9%
Europe	22,277	36.4%	21,923	35.4%	21,282	36.4%	17,575	35.0%	20,358	33.8%
EU	18,307	29.9%	17,570	28.4%	17,329	29.6%	14,667	29.2%	16,490	27.4%
EFTA	1,513	2.5%	1,411	2.3%	1,145	2.0%	506	1.0%	812	1.3%
Other Europe	2,458	4.0%	2,942	4.7%	2,808	4.8%	2,403	4.8%	3,056	5.1%
Asia	13,583	22.2%	15,332	24.7%	13,470	23.0%	11,403	22.7%	14,169	23.6%
Africa	915	1.5%	847	1.4%	731	1.2%	586	1.2%	735	1.2%
Oceania	642	1.0%	600	1.0%	590	1.0%	546	1.1%	637	1.1%
Other	4,096	6.7%	3,591	5.8%	3,673	6.3%	4,405	8.78%	4,989	8.3%
Total	61,152	100.0%	61,951	100.0%	58,508	100.0%	50,154	100.0%	60,158	100.0%

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source:   Central Bureau of Statistics.
Table No. 19
Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)
	2017		2018		2019		2020		2021
Americas	9,437	13.6%	11,028	14.4%	13,110	17.1%	9,566	13.6%	10,190	11.1%
USA	8,085	11.7%	9,755	12.7%	11,745	15.3%	8,327	11.8%	8,631	9.4%
Other America	1,352	2.0%	1,273	1.7%	1,365	1.8%	1,239	1.8%	1,559	1.7%
Europe	38,498	55.7%	43,567	56.9%	37,492	48.9%	37,088	52.7%	47,014	51.0%
EU	28,472	41.2%	31,625	41.3%	27,678	36.1%	27,475	39.1%	34,362	37.3%
EFTA	5,748	8.3%	8,125	10.6%	5,848	7.6%	5,466	7.8%	6,898	7.5%
Other Europe	4,278	6.2%	3,817	5.0%	3,967	5.2%	4,147	5.9%	5,753	6.2%
Asia	17,814	25.8%	18,784	24.5%	17,296	22.6%	17,917	25.5%	25,382	27.5%
Africa	255	0.4%	300	0.4%	350	0.5%	323	0.5%	331	0.4%
Oceania	163	0.2%	191	0.2%	259	0.3%	201	0.3%	240	0.3%
Other	2,979	4.3%	2,742	3.6%	8,168	10.7%	5,230	7.4%	9,002	9.8%
Total	69,145	100.0%	76,611	100.0%	76,675	100.0%	70,326	100.0%	92,159	100.0%

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source:   Central Bureau of Statistics.

Table No. 20
Merchandise Trade Indices
(Base Year: 2015 = 100)
	2017	2018	2019	2020	2021
Indices of Physical Volume
Exports	94.9	94.2	89.9	82.4	93.2
Imports	108.9	112.4	115.1	110.9	131.1
Indices of Prices
Exports(1)(2)	99.0	102.8	101.5	95.0	99.9
Imports(1)(2)	101.0	107.8	103.7	100.2	111.2
Terms of Trade	98.0	95.4	97.9	94.8	89.8

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

(2)
Excluding ships and aircraft.

Sources:   Ministry of Finance and Central Bureau of Statistics.
AML/CFT/CPF Regime
Israel is committed to maintaining its robust Anti-Money Laundering and Combating the Financing of Terrorism (AML/CFT) framework and has strong AML/CFT strategies in place. In 2002 Israel established the Israel Money Laundering and Terror Financing Prohibition Authority (IMPA), which is responsible for combatting money laundering and terror financing in Israel.
The Government has set the targeting of illicit proceeds as a primary objective in combatting serious and organized crime. Stemming from this, Government Decision no. 4618 (2006) was issued which requires all relevant agencies to co-operate and implement their activities on the basis of work plans adopted at the highest level by the Executive Steering Committee (the “ESC”). The ESC, headed by the Attorney General and comprised of the most senior representatives of law enforcement agencies (the Israel National Police, Israel Tax Authority, Israel Securities Authority, and IMPA) leads the country’s integrated AML/CFT strategy and policy to counter serious and organized crime, including the targeting of its proceeds. The ESC approves annual and multi-year work plans for all relevant agencies, defines priorities for implementation, and reports on progress to the designated committee of ministers. The ESC focuses on six principles: setting goals and coordinating policies; sharing of information and expertise between law enforcement authorities; proactively initiating activities (including proactive intelligence development, and the improvement of technological means to so do); integrating activities through operational co-operation; systematically making efforts to fight ML in new ways, combining available tools and sanctions (i.e. civil and supervisory procedures); developing best practices, removing barriers (e.g. initiation of legislation amendments); and improving operations through the sharing of operational experience and lessons learnt.
The Inter Agency Implementation Committee (IC) is the main operational body that implements the ESC’s policies and directives. The IC is comprised of Israel’s key AML/CFT agencies, including law enforcement authorities (the Israel Police, Tax Authority and Securities Authority), the financial intelligence unit (IMPA), Israeli Prison Service, Bank of Israel, Ministry of Economy and Industry and Ministry of Justice.
The National Bureau for Counter Terror Financing (NBCTF), housed within the Ministry of Defense (MoD), is responsible for countering terror financing and is a combined inter-ministerial effort against terrorist financing, and is responsible for outlining the national enforcement policy, conducting CFT risk assessment, and coordinating national CFT strategies and enforcement policies. The NBCTF also works to counter proliferation financing (“CPF”) and the Sanctions Bureau under the Ministry of Finance (MoF) co-ordinates the work regarding CPF strategy and CPF sanctions.

AML/CFT Legislation
Anti-Money Laundering Law
The Prohibition on Money Laundering Law (the “PMLL”) enacted in 2000 is the main act of legislation for Israel’s anti-money laundering (“AML”) regime. The PMLL covers four key elements of the AML regime:
•
Prevention: The PMLL is the primary legal instrument setting out the preventive measures (including customer due diligence, reporting, and record-keeping) which apply to the covered financial and designated non-financial business and professions (“DNFBP”) sectors in Israel. It empowers individual financial and DNFBP supervisors to enact rules for operational requirements of these preventive measures. The range of instruments includes regulations, orders, directives and circulars. In addition, where applicable, Israel relies on general sectoral-specific supervisory power to implement AML/counter financing of terrorism (“CFT”) preventive measures. The regime covers all financial institutions required by the Financial Action Task Force (the “FATF”) and includes banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services, trading platforms and the postal bank. For DNFBPs, lawyers and accountants are subject to licensing requirements and have some AML/CFT obligations, but are not required to report suspicious transactions. Real estate agents are subject to a market entry licensing regime. Dealers in precious stones are covered under Israel’s AML/CFT system.

•
Criminal Sanctions: The PMLL establishes money laundering as a criminal offence, punishable by imprisonment and large fines. It also establishes a list of money laundering associated predicate offences.

•
Confiscation: The PMLL establishes both criminal and civil confiscation mechanism. Confiscation may be in addition to criminal sanctions.

•
IMPA: The PMLL established IMPA as Israel’s financial intelligence unit. In its main capacity, IMPA is the national center for the receipt and analysis of unusual and currency transaction reports and disseminates the results of such analysis to various authorities, as prescribed by the PMLL.

Since the enactment of the PMLL, Israel has enacted legislative amendments to meet the FATF international standards and any updates thereto. As of 2015, AML/CFT obligations apply to dealers in precious stones (which includes a reporting obligation to IMPA) and to lawyers and accountants for their activity in providing business services to their customers. In 2016 tax offences were added to the list of money laundering predicate offences. Several new laws and orders were enacted regarding the regulation and supervision of financial institutions and DNFBPs, such as 2016 Law for the Supervision of Financial Services Businesses. Israel introduced a new Counter Terrorism Law which came into force in 2016. In 2017, numerous amendments were made to the PMLL including changes to the definitions of money laundering offences, establishing IMPA’s authority to disseminate information to additional law enforcement agencies (“LEAs”) and to supervisors, lowering the threshold for cross border reporting, and amending the definition of beneficial ownership to align it with the FATF standards. The Reduction of Use of Cash Law came into force in 2019. In November 2021, an amendment to the Money Laundering Order for Financial Asset Service Providers came into force.The amendment imposes AML/CFT obligations on money services businesses (“MSBs”) and replaces the obligations previously set in the subsequently repealed 2014 MSBs Order. The amendment subjects all MSBs to the AML/CFT regime and includes provisions specific to virtual assets and MSBs that operate as virtual asset service providers, thus implementing Recommendation 15 of the FATF.
Counter Terrorism Law
Israel’s new Counter Terrorism Law was enacted in 2016 with the purpose of providing government agencies with adequate criminal law and administrative law tools in order to counter the terror threats that Israel faces. The law ensures that Israel is on par with other countries leading the fight against terror and terror financing and that it meets the international standards set in this regard.
Reporting Suspicious Activity
The AML/CFT sector-specific Orders impose certain obligations on the financial institutions and DNFBPs. These Orders require obliged entities to report to IMPA two types of reports: (1) reports on transactions above a certain threshold and of a certain type (referred to as currency transaction reports), and (2) reports on unusual activities (referred to as unusual activity reports). In 2021, IMPA received more than 2.5 million currency transaction reports and over 140,000 unusual activity reports. IMPA disseminated these reports to the Israel National Police, Tax Authority, security agencies and to other financial intelligence units, all of which have been instrumental to Israel’s AML/CFT efforts. These have led to the successful investigation, prosecution and conviction of complex and significant money laundering and terrorist financing cases.
International Cooperation and Evaluation
Israel has been a full member of the FATF since 2018 (and was previously an observer state between 2016 and 2018). In addition, Israel is a member of Moneyval (Council of Europe’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism), a FATF-Style Regional Body. The Israeli FIU (IMPA) is a member of the Egmont Group of Financial Intelligence Units.
In 2018, Israel underwent a rigorous and comprehensive mutual evaluation of its AML/CFT regime. This process, conducted jointly by the FATF and Moneyval, included an on-site visit to Israel to assess the effectiveness of the AML/CFT regime, and a discussion at the October 2018 FATF plenary during which the joint FATF/Moneyval mutual evaluation report of Israel was adopted. In December 2018, with the publication of the mutual evaluation report, Israel became a full member of the FATF. Following the successful outcomes of its evaluation, Israel was placed in the FATF’s regular follow-up process. In May 2022, the FATF published Israel’s first regular follow-up report (FUR). The FUR re-rated Israel’s technical compliance with the following: (i) Recommendation 2 on international cooperation — Israel retained its rating as compliant; (ii) Recommendation 15 on New Technologies and Virtual Asset obligations — Israel was re-rated as largely compliant; and (iii) Recommendation 16 on wire transfers — Israel was upgraded and re-rated as largely compliant. Israel’s satisfactory level of progress qualifies it to remain within the scope of the FATF’s regular follow-up process (as opposed to the enhanced follow-up process required of other countries). Israel is next required to report back to the FATF in June 2024.
The results of Israel’s 2018 mutual evaluation determined that Israel has successfully demonstrated its strong commitment to combating money laundering and terrorist financing. The report found that Israel has achieved a high level of effectiveness for Immediate Outcome (IO) 6 (use of financial intelligence), IO.8 (confiscation), and IO.9 (TF investigations and prosecutions). Israel achieved a substantial level of effectiveness for IO.1 (assessment of risk, coordination and policy setting), IO.2 (international cooperation), IO.5 (legal persons and arrangements), IO.7 (ML investigations and prosecutions), and IO.10 (TF preventive measures and financial sanctions).
The report acknowledged that Israel achieves good results in identifying and responding to the risks it faces. It further established that Israel has a robust and effective AML/CFT regime. In particular, high results were achieved in the areas of ML/TF risk assessment and risk understanding; investigation and prosecution of ML and TF, including the use of financial intelligence; targeted financial sanctions related to terrorist financing; prevention of the misuse of legal structures; and domestic and international cooperation. The report notes that significant improvements are still needed to strengthen supervision and implementation of preventive measures. Additionally, the report found that with regards to technical compliance, Israel’s legal framework is particularly strong, with only some areas in need of significant improvement such as measures related to wire transfers, internal controls and financial institutions’ foreign branches and subsidiaries, and the full range of preventive measures and supervision for several DNFBPs.
The report further determined that Israel has strong and comprehensive national mechanisms to coordinate the development and implementation of AML/CFT policies and activities. All relevant national agencies cooperate, exchange information and conduct joint investigations. Emblematic of this shared responsibility is the establishment of an Intelligence Fusion Center, a joint intelligence body comprised of the Israel National Police, IMPA and the Israel Tax Authority whose purpose is to facilitate collaboration between agencies to produce integrated and high quality intelligence and make recommendations regarding which cases should be prioritized.
The report also found that the respective licensing and supervising authorities of financial institutions are responsible for AML/CFT compliance as a matter of prudential supervision. Licensing procedures in the financial market are broadly in line with the relevant EU legislation and FATF recommendations, as are the arrangements for AML supervision for banking corporations, portfolio managers, insurers, provident funds, currency service providers, the postal bank and stock exchange members.
The mutual evaluation report included the following key findings:
1.
Israel has strong, national AML/CFT co-ordination that includes all relevant competent authorities.

2.
Israel has demonstrated its ability to identify, investigate and disrupt terrorist financing activity at an early stage using a wide range of effective instruments and mechanisms, as well as effectively prosecuting, and convicting those involved.

3.
Israel’s highly effective use of financial intelligence largely contributes to the prosecution and investigation of all types of ML case and the quality of IMPA’s financial intelligence and analysis effectively supports the operational needs of law enforcement agencies.

4.
Israeli authorities, including the financial intelligence unit and law enforcement, are successfully co- operating and using financial intelligence to pursue money laundering and terrorist financing investigations and prosecutions.

5.
Authorities co-operate well with international counterparts and Israel actively makes and responds to requests for international cooperation.

6.
Israel sets out confiscation of criminal proceeds and instrumentalities as a high-level priority and a policy objective and its results are in line with the country’s ML risk profile.

7.
Financial institutions and their supervisors have a good understanding of the money laundering and terrorist financing risks they face.

8.
Israel has developed an AML/CFT system that is sound and effective in many areas, and achieves good results in tackling money laundering and terrorist financing. The country has also achieved good results in understanding the risks it is exposed to, investigating and prosecuting money laundering and terrorist financing, including through the effective use of financial intelligence, depriving criminals of the proceeds of crime, and depriving terrorists and terrorist organizations of assets and instrumentalities.

Foreign Investment
The volume of foreign direct investment in Israel totaled approximately $21.5 billion in 2021, compared to $24.3 billion in 2020. From 2017 to 2021, the total volume of net foreign direct investment in Israel was approximately $62.3 billion. The volume of corresponding overseas direct investments by Israelis totaled approximately $10.5 billion in 2021, compared to approximately $6.4 billion in 2020.

Table No. 21
Nonresident Investment in Israel and Resident Investment Abroad
(Net Transactions in Millions of USD)
	2017	2018	2019	2020	2021
Nonresident Investment	15,780	19,024	21,357	44,203	63,389
By investment type
Direct Investment	16,893	21,515	17,363	24,283	21,544
Portfolio Investment	1,945	-3,095	-26	18,932	31,730
Other Investment	-3,059	605	4,020	987	10,115
Resident Investment abroad	28,375	19,615	26,270	70,167	79,457
By investment type
Direct Investment	7,624	6,087	8,690	6,375	10,502
Portfolio Investment	4,332	7,183	6,439	16,170	16,192
Other Investment	9,693	1,009	5,919	8,582	13,500
Reserve Assets	8,080	5,275	6,445	37,776	39,704
Financial Derivatives	-1,354	61	-1,222	1,264	-440
Net financial account	-12,596	-591	-4,913	-25,965	-16,068

Source:   Central Bureau of Statistics and Bank of Israel.
Foreign Exchange Controls and International Reserves
In recent years, net external (debt instrument) assets (external assets minus external debt) have increased dramatically, reaching a record level of $224.9 billion at the end of 2021. Foreign currency reserves grew from $74.8 billion at the end of 2011 to $213.0 billion at the end of 2021.
All activities and transactions in foreign currency between resident individuals, businesses and nonresidents have been permitted since January 2003.
The Bank of Israel and the Ministry of Finance took several measures in 2011, and again in 2017, to assist in facilitating the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors.
Reporting requirements established by the Bank of Israel apply to local banking entities (regardless of transaction volume), as well as financial intermediaries (including portfolio managers, TASE members, and certain foreign banks) and foreign residents that carried out a daily average of at least $15 million in Shekel- denominated intraday transactions in foreign exchange swaps and forward contracts, interest rate swaps, and inflation swaps in the prior twelve months. The reporting requirements include a daily report on the details of every conversion transaction between Israeli currency and foreign currency and every transaction involving Israeli currency in foreign currency, index, and interest rate derivatives to be submitted not later than one trading day after the trade was executed, as well as a monthly report of the inventory of such open trades, which is to be submitted no later than one trading day after the end of each month being reported.

Table No. 22
External Assets and Liabilities (Debt Instruments)
(End-year Balances in Millions of USD)
	2017	2018	2019	2020	2021
External Debt
Public sector	31,921	36,476	39,356	62,233	82,427
Private sector	44,305	44,895	49,998	51,567	59,354
Banking system	13,856	12,872	13,846	16,608	20,053
Total	90,082	94,243	103,200	130,408	161,834
External Assets
Public sector	115,691	118,023	128,816	176,144	219,775
Private sector	102,269	98,938	104,925	116,472	116,592
Banking system	36,285	33,705	39,716	40,248	50,316
Total	254,245	250,666	273,457	332,864	386,683
Net External Debt	-164,163	-156,423	-170,257	-202,456	-224,849

Source:   Bank of Israel
Table No. 23
Foreign Currency Reserves at the Bank of Israel (Annual Average, Millions of Dollars)(1)
2017	2018	2019	2020	2021
107,567	115,398	119,548	147,777	197,050

(1)
Includes the Allocation of Special Drawing Rights by the IMF to member countries and the balance of Israel’s reserve tranche in the IMF (both of which were excluded in previous annual reports).

Source:   Bank of Israel.
Foreign Exchange Rates
The Bank of Israel Law, Section 4(3), stipulates that a function of the Bank of Israel is to support the orderly activity of the foreign currency market in Israel. In August 2009, the Bank of Israel announced that it would act in the foreign exchange market in the event of unusual movements in the exchange rate or abnormalities in the foreign exchange market that do not reflect economic fundamentals (see “The Financial System — Bank of Israel,” below). From August 2011 through March 2013, the Bank of Israel did not intervene in the foreign exchange market. However, since April 2013, the Bank of Israel intervened in the foreign exchange market as part of the implementation of its monetary policy. In addition, in May 2013, the Monetary Committee of the Bank of Israel announced a multiyear foreign exchange purchase plan which aimed to offset the effect of Israel’s natural gas production on the exchange rate. Under the multiyear plan, the Bank of Israel purchased foreign currency in line with its assessment of the effect of natural gas production on the balance of payments. Between 2013 and 2018, the Bank of Israel purchased a total of $13.5 billion as part of this plan and in November 2018 the end of this plan was announced.
Since March 2008, the Bank of Israel has purchased a total of $145 billion in the foreign exchange market.

Table No. 24
Average Exchange Rates
(NIS per Currency Unit)
	2017	2018	2019	2020	2021
U.S. dollar	3.600	3.595	3.565	3.442	3.230
British pound sterling	4.635	4.798	4.554	4.413	4.446
Euro	4.061	4.245	3.992	3.923	3.284
Japanese yen	3.210	3.256	3.270	3.223	2.945

Source:   Bank of Israel.

THE FINANCIAL SYSTEM
Bank of Israel
The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system, and issues bank notes and coins. The Governor of the Bank of Israel, who is appointed by the President of the State after receiving the recommendation of the Government, acts as an economic advisor to the Government. The current Governor of the Bank of Israel is Professor Amir Yaron, appointed in December 2018, after having served in the United States as a Professor of Finance at The Wharton School, University of Pennsylvania.
According to the Bank of Israel Law, which came into effect on June 1, 2010, the central objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Since 2003, the Government’s target range for inflation has been 1% – 3% per annum. Additional objectives of the Bank of Israel are to support the stability and orderly activity of the Israeli financial system and to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that the support does not prejudice the attainment of price stability over the course of time.
The Bank of Israel is autonomous in its actions, including determining its policy tools and their uses. To attain its objectives and discharge its functions, the Bank of Israel may: issue its own securities; perform, on the stock exchange or in another regulated market or off-market, an action or transaction of any kind that is customary in the capital, money and foreign exchange markets, including in the derivatives market, all of which apply to securities, currency, gold or any other asset or instrument as are customary in such markets (provided the purchase or sale of Government debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Minister of Finance and in such manner that does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations; and take any other action the Bank of Israel deems necessary.
As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance budget deficits or to lend money to the Government to finance its expenditures, including via direct purchase of Government debentures at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion and will not be extended for more than 150 days per year). The amount of such permissible temporary advances is updated on January 1 of each year, based on year-over-year changes in the CPI.
The Bank of Israel is the sole banker of the Government in its banking activity in Israeli currency. The Government may, however, obtain certain services (as agreed in a memorandum of understanding dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only to manage the Government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in debt securities issued by foreign sovereign issuers.
As of October 2011, monetary policy and decisions on actions required to achieve the Bank of Israel’s objectives are determined by the Bank of Israel Monetary Committee as mandated by the Bank of Israel Law. The Monetary Committee is composed of three members who represent the Bank of Israel (the Governor of the Bank of Israel, as chairperson, the Deputy Governor, and a member of the Bank of Israel staff who is appointed by the Governor), and three members who represent the public and are appointed by the Government.
The Supervisory Council, whose duties are to supervise the orderly and efficient management of the Bank of Israel, was also appointed in late 2011. The Supervisory Council is composed of the Governor, the

Deputy Governor and five members appointed by the Government as representatives of the public. The Government also appoints one of the public representatives as the chairperson of the council.
Monetary Policy
Monetary Framework.   From the establishment of the State of Israel in 1948 until the end of 1991, the monetary framework in Israel was based on the exchange rate, with interest rate policy and other monetary instruments, including foreign exchange control, used to support the exchange rate regime. Following a number of years of volatile foreign exchange flows, at the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At that time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Initially, strict inflation targeting was compromised by retention of an upward sloping exchange rate target zone but, when inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures to prevent inflation from reverting to its pre-1992 levels. The Bank of Israel’s tight monetary policy since 1994 and the effective abandonment of exchange rate management in 1997 were the key factors in attaining the current stable inflation environment in Israel. Between 1998 and 2003, the inflation target range was brought down gradually and has been set at the current range of 1% to 3% since 2003. From 2003 until 2008, actual inflation averaged 1.5%, toward the middle of the target range, with considerable year-to-year variation due primarily to short-term exchange rate pass-through effects and foreign price shocks, especially in the food and energy sectors.
Since 2008, monetary policy has been conducted against the backdrop of the global financial crisis which began in the summer of 2007 and worsened during 2008. Prior to September 2008, domestic economic activity was robust, although concerns over the worsening financial situation abroad, mainly in the United States, led to expectations of a recession. The Bank of Israel preemptively reduced the interest rate at the beginning of 2008 but, as expectations for deterioration of the Israeli economy did not materialize and inflationary pressures increased, during the third quarter of 2008, the Bank of Israel raised the monetary interest rate back to its previous level of 4.25%. In addition, in view of sharp local currency appreciation due in large part to the repatriation of foreign investments by Israelis, in March 2008, the Bank of Israel began to implement a plan to increase its foreign exchange reserves through direct purchases in the foreign exchange market. Starting in September 2008, in view of the escalating global crisis and growing signs of a major downturn in real activity, all of the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to 2.5% at the end of 2008, followed by further cuts to 0.5% in April of 2009. In retrospect, the acute phase of the effects of the global financial crisis on the real economy in Israel lasted only two quarters, during the fourth quarter of 2008 and the first quarter of 2009, when real GDP growth was close to zero, but this was not known in real time. Only toward the end of 2009 did concern of continued severe recession abate. Key trends since 2009, including the impact of COVID-19, are as follows:
1.
Steady and significant improvement in key labor market indicators, including higher labor force participation rates and lower unemployment, significantly stronger than in most other OECD countries. In the last quarter of 2021, nominal wages increased by 7.5% compared to the last quarter of 2019, in line with pre-COVID-19 trends. The rate of unemployment increased to 4.8% in 2020, due to the adverse impacts of the COVID-19 pandemic, and subsequently dropped to 3.8% by the end of 2021, due to a decline in COVID-19 infection rates and the concomitant changes in government policy. By May 2022, the unemployment rate further declined to 3.5%, in line with pre-COVID-19 levels. As of December 31, 2021, the employment rate was 60.2% compared to 61.1% as of December 31, 2019.

2.
A continued increase in real output growth relative to most other OECD countries. Output increased by 8.2% in 2021, reflecting a strong recovery from the impacts of the COVID-19 pandemic and a 6% increase from output in 2019.

3.
A sharp increase in housing prices, in part due to a shortage of apartments relative to the rate of increase of new families and to the low level of returns on financial investments during the 2008 financial crisis and thereafter. Between December 2007 and December 2021, home prices increased by approximately 170% and by 125% in real terms (adjusted for the CPI). In 2021 housing prices increased by 13.4% compared to 2020.
4.
Continuous declines in the Government debt-to-GDP ratio from 2009 to 2017 alongside more expansionary fiscal policies in the areas of healthcare and education since 2016, which reflect the Government’s response to social needs. The public debt-to-GDP ratio rose slightly in 2018, but declined again and reached 60% in 2019. In 2020, the Government implemented economic rescue plans in response to the COVID-19 pandemic, which increased unemployment and other transfer payments and supported businesses. This expenditure, along with the reduction in tax revenues due to the reduced economic activity in 2020, caused the public debt-to-GDP ratio to rise to 71.7%. In 2021, the economic recovery was reflected in buoyant tax revenues, which, together with the decline in pandemic-related expenditure, reduced the debt-to-GDP ratio to 68.8%.

5.
A current account surplus in recent years. The surplus was 5.4% of GDP in 2020 and decreased moderately to 4.3% in 2021.

6.
A general trend of local currency appreciation (in terms of the nominal effective exchange rate). The nominal effective exchange rate appreciated by 7.9% in 2021, after appreciating by 4.7% in 2020 and by 8.0% in 2019.

7.
Since the social protests in 2011, consumer awareness has increased in Israel, and with it the desire to lower the cost of living. In parallel with the measures adopted by the Government in recent years to achieve this goal, there has been changes in consumer behavior patterns in Israel reflected by exposure to online purchasing through domestic and international websites, which has increased competition in the domestic tradable goods market and lowered prices.

Developments in inflation and real output growth may be grouped into six periods: mid-2009 to mid-2011, a period of strong real GDP growth along with relatively high inflation; mid-2011 through mid-2013, a period of slower GDP growth of approximately 2% and inflation within the target range; mid-2013 to 2015, a period of slower GDP growth of approximately 3%, reflecting accelerated growth in private consumption alongside stagnant investment and a slowdown in exports, with sharply declining inflation; 2016 to 2019, a period in which GDP growth stabilized around 3.5% (near the long term rate of growth), and the inflation rate was below the lower bound of the inflation target most of the time. In 2020, when the COVID-19 pandemic broke out globally, was characterized by a 2.2% decrease in real output and a negative rate of inflation of -0.7%; and 2021, a year characterized by a quick economic recovery from the COVID-19 crisis, in which real output increased by 8.2% and inflation rose to 2.8%.
From mid-2009 to mid-2011, real GDP growth averaged 5% and inflation increased to over 4% in 2011, which was primarily due to increases in global energy and food prices. The Bank of Israel followed the conventional approach in reacting to such exogenous supply side shocks by increasing the key policy rate only when there were indications that the initial shock to the price level may lead to inflationary dynamics, such as increases in measures of expected future inflation and increased wage demands. In light of the resumption of strong real growth by mid-2009, the Bank of Israel increased its rate gradually from the exceptionally low level of 0.5% to 1% by December 2009, to 2% by December 2010, and to a peak of 3.25% in mid-2011 in reaction to increased inflation. Various measures of expected inflation indicated that these rates remained firmly anchored within the inflation target range. Despite a widening gap between short-term interest rates in Israel and those in the major financial centers, the shekel did not appreciate during 2011, perhaps due to the increasingly uncertain geopolitical situation in neighboring countries and the related effect on Israel’s energy costs.
Starting in mid-2011, real GDP growth dropped sharply to 2%, impacted by the continued lack of recovery by Israel’s major trading partners and the prolonged Eurozone crisis, but Israel’s growth consistently exceeded the growth of major advanced economies. Unemployment in Israel continued its downward trend, implying a slowdown in productivity growth, similar to the productivity slowdown in the United States and some other advanced countries. Inflation returned to the target range by the end of 2011 as energy and commodity prices abroad stabilized. In light of the slowdowns in both inflation and growth, the Bank of Israel reduced its key interest rate several times beginning in September 2011 from a level of 3.25% to a level of 1.75% by January 2013, and maintained a 1.75% level until mid-May of 2013.

Another key feature of the mid-2011 to mid-2013 period was the development of Israel’s natural gas findings and the start of local production of natural gas from the Tamar reservoir in April 2013. Along with renewed current account surpluses from the start of 2013, even prior to reductions in oil imports, the shekel began to strengthen in mid-2012. The Bank conducted intermittent foreign exchange intervention to partially offset forces for local currency appreciation. From January through May of 2013, the effective exchange rate of the shekel appreciated by about 4.5%, raising some concern about the profitability of exports and employment in the export sector. Accordingly, on May 13, 2013, the Bank of Israel announced a reduction of its key policy rate to 1.5% and introduced its plan to commence a program of foreign exchange purchases intended to offset the reduction in demand for foreign exchange resulting from the substitution of imported fuel made possible by the local gas production. Additionally, near the end of May 2013, the Bank of Israel announced that it would further reduce the interest rate to 1.25%, effective June 2013. The measures undertaken in May 2013 succeeded in slowing the rapid appreciation of the shekel.
In view of the risks embodied in the rapid rise of home prices and the expansion of housing credit, the Bank of Israel’s Banking Supervision Department implemented macroprudential measures with regard to banks’ mortgage loans in order to support financial stability. These measures included: (i) redefining housing credit extended to organized purchasing groups as credit extended to the construction industry instead of households’ mortgages, requiring banks to meet stricter credit standards; (ii) increasing the capital provision requirement against high loan-to-value mortgages; (iii) requiring the re-examination of risk management in the housing credit portfolio; (iv) demanding a higher capital provision against variable-interest loans; (v) in 2011, limiting variable-rate mortgages to one-third of the total housing loan granted to a borrower; and (vi) in 2012, limiting the loan-to-value ratio of mortgages.
The key development affecting monetary policy since the second half of 2013 has been the significant drop in actual inflation and inflation expectations, coupled with slower growth, corresponding drops in short-term interest rates, and decreases in longer-term interest rates. Actual CPI inflation was negative or close to zero at -1% in 2015, -0.2% in 2016, -0.4% in 2017, 0.8% in 2018, 0.6% in 2019 and -0.7% in 2020. The low inflation rate in recent years was mainly due to the appreciation of the shekel and increased competition against the background of technological improvements. In contrast, the demand side remained strong. Inflation in 2020 was significantly impacted by the COVID-19 pandemic: inflation remained negative throughout most of the year and totaled -0.7% as of December 31, 2020. The main catalysts for the low inflation rates in 2020 included declines in global energy and food prices, as well as significantly reduced activity and demand in the global economy. During 2021, global energy and other commodity prices increased sharply and global market demand posted a strong recovery. However, the appreciation of the shekel moderated the resulting inflation. For the year ended December 31, 2021, inflation totaled 2.8%, which is within the price stability range albeit close to its upper bound. The strong upwards trend in inflation is also evident also by excluding the volatile energy and food components — net of energy and food prices, inflation totaled 2.4%.
From 2014 to 2021, the inflation rate in Israel was lower than in most OECD member countries. These findings are consistent with the assessment that a significant portion of the decline in Israel’s inflation rate had to do with the strengthening of the shekel, and less to do with the trickle down of global price declines. Another possible cause of the gap between the inflation rates is that the transition to equilibrium with a higher level of competition is taking place later in Israel than in other OECD economies. In addition, it is reasonable to assume that at the point of departure, the Israeli economy had a lower level of competition than other economies. For instance, it is likely that in countries with open land borders, domestic importers had less power than in Israel. Fiscal policy was expansionary from 2015 to 2019. The central Government’s deficit in 2019 was 3.7% of GDP. In 2019 the deficit of the general Government, which includes the central Government, the National Insurance Institute, the local authorities and a number of other small public organizations, was higher than 4% of GDP for the second consecutive year. The increase in Government expenditure reflected a change in policy that began with the establishment of the Government in 2015, after the previous Government engaged in fiscal consolidation, and was intended to improve the level of public services and to increase transfer payments.
In 2021, the Israeli economy GDP increased by 8.2% due to the recovery from the effects of the COVID-19 pandemic and the lifting of policies implemented in response. Private consumption rose by 11.7%, investment by 11.4%, and government consumption by 3.3%. Exports also rose by 10.8%, due in large part to the strength of Israel’s high-tech services exports. In total, domestic uses rose by 9.5%. The current account surplus was 4.3% of GDP, well above the 2016-2019 average of 3%, showing that much of the funds not spent due to the reduction in private expenditure were shifted to private savings.
From mid-2013 to mid-2014, the shekel continued to appreciate in effective terms. In the third quarter of 2014, there was a sharp depreciation caused by temporary increased domestic and geopolitical uncertainty and interest rate reductions at the end of July and at the end of August by the Bank of Israel. In September 2014, the Bank of Israel reduced the key policy rate to a then-historic low of 0.25%. In the fourth quarter of 2014, the shekel began to appreciate once more and actual inflation was below expectations, so the Bank of Israel reduced the key policy rate in March 2015 to the historically low level of 0.10%, nearing the so-called “zero lower bound” on nominal rates. In 2016, the shekel appreciated by 4.6% and continued to appreciate by 3.9% in 2017, in terms of the nominal effective exchange rate based on year-over-year December averages. In 2019, the nominal effective exchange rate appreciated by 8.0% and in 2020 by 4.7%. In January 2021, as a result of several factors, including (a) a sharp appreciation of the shekel at the beginning of the year, (b) the implementation of market-curbing governmental measures in response to additional COVID-19 outbreaks, which led to a sharp increase in the unemployment rate, and (c) the negative inflation environment, the Bank of Israel announced its intention to purchase $30 billion of foreign currency over the course of the year. After the shekel posted a sharp upward trend toward the end of 2021, the Bank of Israel further increased its foreign currency purchase commitments. In total, the Bank of Israel purchased approximately $35 billion in 2021, thereby moderating the appreciation of the shekel. During 2021, the shekel appreciated by 7.9%.
Implementation of Monetary Policy.   The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks, sales of Central Bank bills (“Makam”), and a discount window facility. Auctions for interest-bearing deposits are currently the main tools for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in such auctions. Maturities are overnight or one week. The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of very short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows, to and from the monetary base, of Governmental activities and foreign exchange market intervention. In the past, when the banking system was in a fundamental liquidity deficit, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. Since the resumption of foreign exchange intervention at the start of the global financial crisis (in 2008), the banking system has been in a fundamental liquidity surplus so the Bank of Israel has been absorbing liquidity rather than injecting it.
The Bank of Israel may also absorb liquidity by selling Makam, formally a liability of the Government but issued by the Bank of Israel for monetary purposes. Unlike Bank of Israel’s other monetary instruments, Makam securities are traded in the secondary market and are accessible by the investing public. Since the mid-1990s, the Bank of Israel has expanded the use of Makam issuances as a monetary instrument to absorb excess liquidity in the banking system. Since March 2007, the Makam market has enabled the Bank of Israel to actively increase liquidity in the banking system by reducing the issuance of Makam.
The discount window facility enables banks to obtain, at any time during the day, overnight loans to fill temporary funding needs (against suitable collateral) at a premium above the key policy rate or to deposit excess funds at a rate below the key policy rate. The key function of the discount window is to establish a rate “corridor” within which the rate on auctioned deposits is determined. This function is similar to the system used by the European Central Bank and a number of other central banks.
In 2008, the Bank of Israel resumed foreign exchange intervention after a ten-year hiatus. Although the objectives of interventions vary depending on the circumstances, objectives include increasing the level of foreign exchange reserves in the early stage of intervention, limiting the effect of the substitution of domestic natural gas for imported oil on the exchange rate in the past five years, and occasionally limiting local currency appreciation when the Bank determines that the exchange rate is not in line with macroeconomic fundamentals.
In 2016, inflation increased compared to 2015 but continued to be far below the target range. In light of repeated reductions of growth forecasts for the world economy, the Monetary Committee reduced the key policy rate to 0.1%, a near-zero level, in March 2015, and this level of interest rate remained for 2016. In November 2015, the Monetary Committee began using forward guidance, an unconventional monetary policy tool, announcing that the monetary interest rate would remain accommodative for a considerable time. At the same time, the Committee determined that there was no room to utilize other monetary tools (including negative interest rates or bond purchases); the decision was based on assessed economic health and uncertainty regarding the effectiveness and unexpected repercussions of using such tools. In April 2017, the Committee significantly changed the text of the forward guidance and announced that the accommodative monetary policy will continue as long as necessary in order to bring the inflation environment within the target range. In June 2018 inflation reached the target range and remained slightly above the lower bound and in November 2018 the Bank of Israel raised the interest rate to 0.25% from 0.1%. In December 2018 the annual inflation temporarily fell below the lower bound to 0.8%. In 2019, Annual inflation of the Consumer Price Index totaled 0.6% in 2019 — below the lower bound of the inflation target. The monetary interest rate did not change during the year, and with the exception of an increase of 15 basis points to 0.25% in November 2018, it has not changed for the past 5 years. However, starting in the second half of 2019, the expected interest rate path changed from upward to downward, in view of the worsening global conditions, monetary accommodation in the US and Europe, and the significant decline in annual inflation to below the target range. During 2020, against the backdrop of the COVID-19 pandemic and the associated economic challenges, the Monetary Committee implemented several measures aimed at coping with the resulting turmoil, including mitigating the adverse economic impact of the COVID-19 pandemic, ensuring the continued orderly functioning of the financial markets, enhancing the pass-through from the Bank of Israel interest rate to market interest rates, encouraging market demand and mitigating inflation through easing credit conditions. This was done primarily through the purchase of government bonds and the provision of loans to the commercial banks to facilitate the advancement of credit from commercial banks to small and micro businesses.
In 2021 the Bank of Israel continued to adhere to an accommodative monetary policy in light of continued outbreaks of COVID-19. The interest rate remained at 0.1%, and government bonds purchasing continued until the end of the year. At the beginning of 2021, the main monetary policy objective was to support the continued recovery from the effects of the COVID-19 pandemic, with an emphasis on the continued proper functioning of the credit market. During the year, the economy continued to recover from the health crisis, fiscal uncertainty declined due to the establishment of the government and then the approval of the budget, and inflation began to increase. Due to these developments, the Monetary Committee decided to gradually end the use of the special monetary tools it had operated in response to the COVID-19 pandemic. By the end of the year the Bank of Israel had ended the special programs that were operated during the COVID-19 pandemic. The exit from the monetary programs was completed without shocks to the financial markets.
Table No. 25
Selected Interest Rates(1)
	Short Term Credit to the Public in Local Currency		Average Interest on Daily Commercial Bank Deposits at the Bank of Israel(3)	SROs(2)(4)	Yield to Maturity of 12-month Treasury Bills
	Line of Credit(2)	Term Credit(2)
2017	7.3%	3.4%	0.1%	0.0%	0.1%
2018	7.5%	3.4%	0.1%	0.0%	0.2%
2019	7.1%	3.5%	0.2%	0.1%	0.3%
2020	7.2%	3.2%	0.1%	0.0%	0.1%
2021	7.3%	3.0%	0.1%	0.0%	0.0%

(1)
Effective interest rate (percent per year).

(2)
The data reflects the gross balance of all banking corporations registered in Israel.

(3)
The interest rate on daily deposits auctioned by the Bank of Israel.

(4)
Self-renewing overnight local currency interest-bearing bank deposits (“SROs”), excluding large negotiable SROs.

Source:   Bank of Israel.

Table No. 26
Monetary Indicators
(Percentage Change over Previous Period)(1)
	2017	2018	2019	2020	2021
Monetary Aggregates(2)
M1 (in millions of NIS annual average)(3)	348,251	392,550	421,417	508,658	633,845
M2 (in millions of NIS annual average)(4)	787,643	823,659	860,197	1,011,363	1,212,395
M1	13.8%	12.7%	7.4%	20.7%	24.6%
M2	8.4%	4.6%	4.4%	17.6%	19.9%
Public Sector Injection/GDP(5)	-0.3%	0.1%	0.5%	1.5%	-0.4%
Bank Of Israel Injection/GDP(6)	-0.6%	-0.6%	-1.2%	-4.7%	-5.0%
Nominal Interest Rates
SROs(7)	0.0%	0.0%	0.1%	0.0%	0.0%
Unrestricted Credit in Local Currency(2)(7)	3.5%	3.5%	3.5%	3.3%	3.1%
U.S.$ Interest Rate (average, three month LIBID)	1.1%	2.2%	2.2%	0.5%	0.0%
NIS/U.S.$ (during period)	-8.5%	7.1%	-7.4%	-6.6%	-3.6%
Real Yield To Maturity On 5 Year Indexed Government Bonds	-0.1%	-0.3%	-0.6%	-0.7%	-1.5%
Nominal Yield On Equities (during period)(8)	-1.2%	-3.9%	17.7%	-0.4%	31.0%
Nominal GDP	4.4%	4.9%	5.7%	-1.2%	11.2%

(1)
Certain data herein are calculated based on annual averages and certain other data herein are calculated based on year-end figures.

(2)
Includes mortgage banks.

(3)
Currency in circulation plus demand deposits.

(4)
M1 plus self-renewing overnight deposit plus unindexed deposits of up to one year.

(5)
Contributions to monetary expansion.

(6)
Includes swap transactions, with respect to the redemption of Government bonds held by the Bank of Israel.

(7)
The data reflects the gross balance in all banking corporations registered in Israel.

(8)
Includes convertible securities and warrants. The data has been adjusted for dividend distributions and stock splits.

Source:   Bank of Israel.
Banking System
Introduction.   The banking system is well supervised and regulated, in accordance with international standards and practices set by the Basel Committee on Banking Supervision. The Banking Supervision Department (“BSD”) is committed to meet all international standards set by the Basel Committee on Banking Supervision (“BCBS”) as well as other international standards that in the BSD’s view may improve the resilience of the Israeli banking system. Over the past ten years, the BSD enhanced its risk-based supervision framework by introducing the BCBS’ set of measures developed in response to the Global Financial Crisis of 2008, also known as “Basel III”. Furthermore, the BSD is currently improving capital and liquidity requirements in accordance with the reforms incorporated into the Basel III post-crisis guidelines. The BSD has also introduced a wide range of macro-prudential measures over the same period in order to better align capital with the risks inherent to housing credit portfolio and to reduce the exposure of the banking system and its customers to the housing and real-estate sectors. Moreover, the BSD adopted tools to enhance AML/CFT risk management framework and to achieve more effective AML/CFT supervision.
Banking and merchant acquirer licenses are issued by the Governor of the Bank of Israel (the “BOI”). Banks and credit-card companies are supervised by the BSD, which is overseen by the BOI. The BSD is the primary regulator of Israeli banks and merchant acquirers and is headed by the Supervisor of Banks, an appointee of the Governor of the BOI. Two additional committees operate alongside the Supervisor of Banks: (1) the Licenses Committee, which advises the Governor of the BOI and the Supervisor of Banks in connection with establishing banking corporations, licensing bank branches, reviewing changes of control in banks, and ensuring the stability of banks where mismanagement has been found; and (2) the Advisory Committee, which advises on matters relating to the issuance of new banking business regulations. Another function assigned in recent years to the BOI, carried out by the BSD, is the licensing and supervising of acquirers that operate in the credit and debit card markets and provide payment services to merchants and consumers.
In recent years, the BSD has enhanced its supervision of the banking system and adjusted regulation in response to the changing operating environment. New technologies and innovative channels, systems and products have been integrated into the financial systems in the global markets, and the BSD and other financial regulators have prioritized the responsible implementation of these new technologies within the financial and banking system. This creates new risks in terms of scope and magnitude. The BSD has structured its function to accommodate for this change and to manage these risks, which include cybersecurity, Information Communication Technology (ICT) security, IT, computer outages and cloud computing and model-related risks.
Profile of the Banking System.   Israel has a concentrated banking system that is dominated by the two largest banking groups — Bank Hapoalim and Bank Leumi — that hold 58.3% of all banking assets in Israel. At the end of 2021, there were 16 banking corporations registered in Israel, including eleven commercial banks, one joint-service company and four foreign banks.
The five largest banking groups (Bank Leumi Le-Israel B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd. and The First International Bank of Israel Ltd.) comprise approximately 98.2% of the banking sector in Israel. As of December 2021, one additional small-scale commercial bank is active in Israel that is unaffiliated with the aforementioned banking groups. In addition, branches of four foreign banks operate in Israel on a smaller scale — Citibank N.A., HSBC Bank PLC, Barclays Bank PLC and State Bank of India. Other major European foreign banks maintain offices in Israel, through which they engage in activities in Israel’s capital markets and render advisory services that do not require a banking license pursuant to Israeli banking laws. In March 2021, a limited banking license issued to One Zero Digital Bank, Ltd.
Israeli banking groups carry out wholesale and retail financial services, including investment banking and brokerage and capital market activities, which require abiding by certain restrictions in order to avoid conflicts of interest. In addition, the Israeli banks are limited in their investments in real companies. There are also limits on the structure and type of companies that can become controlling shareholders of banks.
Controlling Structure in Banks.
Banks can be controlled by a Core Controlling Group, or the holding of a bank can be widely dispersed among a broad shareholder base. In 2012, an amendment to the Banking Ordinance Act, 1941, and to the Banking (Licensing) Law, 5741-1981, came into effect, which allowed for a bank ownership structure without a Core Controlling Group. In addition, BOI issued a Principle Document to clarify the principles for a bank held by Shareholder Structures.
In December 2013, the Knesset enacted the Law 5774-2013 for the Promotion of Competition and Reduction of Concentration, that sets restrictions on significant cross-sectorial holdings and control of a Real Corporation together with a Banking Corporation that constitutes a Significant Financial Entity (as defined by this law) and provides a transition period for pre-existing controlling shareholders.

Recent Regulatory Developments
From 2016 to 2021, certain regulations were implemented to enhance competition in the financial sector:
•
The Divestiture of Credit-Card Companies.   In accordance with the increasing Competition and Reducing Concentration Banking Market Law (Law Amendment) 5777 – 2017 (the “Strum Law”), the two largest banks, Bank Hapoalim and Bank Leumi, were required to divest their credit-card holdings (Isracard Group and Leumi Card Ltd., respectively). These credit-card companies now operate as separate non-bank credit providers and merchant acquirers and compete with banks for providing credit to SMEs and retail customers.

Bank Hapoalim and Bank Leumi are permitted to continue to issue credit cards, but must process the credit cards that they issue during three years (starting two years after the law came into force) with at least two different credit-card companies. In addition, four years after the divestment, the banks are required to decrease the amount of the cards’ credit lines that is extended by the banks by 50% by January 2024.
•
Supervisory Reforms in the Merchant Acquirer Market.   The merchant acquirer market consists of three credit-card companies: Isracard, CAL and MAX. Beginning in 2015, the BSD took action to remove barriers to entry for new entrants. These actions were intended to ease the licensing process by introducing a contingent merchant acquirer license (within six months of submitting an application). The BSD sought to reduce the market’s barriers of entry by:

•
Making the licensing process shorter and more efficient by providing greater regulatory certainty on the ability to obtain a license prior to meeting the requirements of making a substantial investment in technology and job creation;

•
Easing both the connection to the local payment card system (Shva) and the receipt of licenses from the International Credit-Card Schemes;

•
Significantly reducing the minimum starting capital requirements for a new merchant acquirer to NIS1 million; and

•
Enacting more lenient regulations on entities that do not have a significant impact on the stability of the financial and payment systems with respect to corporate governance and risk management, amongst others.

In April 2017, BOI issued a merchant acquirer license to TRANZILA Ltd, which is the fourth merchant acquirer licensed in Israel’s merchant acquiring market. TRANZILA’s entry into the merchant acquirer market represents a major step in promoting and increasing competition in the payment sector and credit market, which is intended to benefit small and medium businesses as well as households. In May 2018, BOI issued a merchant acquirer license to Cardcom Acquirer, Ltd., the fifth merchant acquirer to operate in Israel.
In February 2018, the BSD released a document that articulated the criteria and general conditions for an applicant seeking a permit to control or hold controlling means of a credit-card company or a merchant acquirer that can be made up of a group that includes a number of the aforementioned permitted types of entities. A credit-card company or merchant acquirer can also be owned by public stockholders or a combination of public stockholders and the aforementioned permitted types of entities.
•
Issuance of Limited Bank Licenses.   In June 2018, BOI published a policy that regulates and simplifies the process of establishing a bank and creates regulatory certainty in the early stages of the licensing process for anyone interested in establishing a bank. The licensing process allows an applicant to obtain a limited license within six months. The limited license will allow the applicant to manage limited deposit and credit provision activities. The process also enables the applicant to complete more complex actions, such as raising capital, recruiting employees, investing in infrastructure and computer systems and closing regulatory gaps after the bank is established and has started operating.

•
Changes to the bank licensing process.   Since 2018, a designated team at the BSD provides close guidance to any entrepreneurs in the process of establishing a bank. The BSD has lowered the initial capital requirement and the regulatory capital requirements and revised its Proper Conduct of Banking Business directives to enable the digital provision of all banking services.

•
A Centralized Computer Bureau began operations.   The process of enacting the Strum Law identified the significant barriers to establishing a new bank, such as the high cost of investing in computer infrastructure. Therefore, the Strum Law allocated a budget to the Ministry of Finance to establish a centralized computer bureau to provide technological services to new banks. In March 2019, the Ministry of Finance announced that Tata Consultancy Services from the TATA Group won the tender in conjunction with two groups of entrepreneurs that are working to establish a new bank and credit union. In March 2021, the Centralized Computer Bureau began operations and is already providing computer services to the One Zero Digital Bank, Ltd.

Additional regulatory developments:
•
A new set of regulations was issued to improve credit risk management and measurement.   These new regulations include: (i) a new qualitative directive adopted by BOI and the Israeli Capital Market Insurance and Savings Authority that seeks to prevent arbitrage in regulation of credit provision to individual consumers, marketing, underwriting and credit management; (ii) a directive on the management of debt arrangements and material debt collection process that seeks to maximize collection efforts and improve the management, monitoring and control of credit during its lifetime; (iii) a directive on the management of credit risks related to consumer trading in derivative instruments and securities, which includes a requirement to obtain adequate collateral; (iv) a directive implementing the Basel III counterparty credit risk amendments; and (v) an update to the directive limiting the concentration of industry liability to facilitate increases of credit granted to national infrastructure projects by an additional 4% (of total credit).

•
A new set of regulations was issued to improve other risks’ management and measurement.   These include: (i) the implementation of the Basel III Net Stable Funding Ratio (NSFR), which came into force on December 31, 2021; (ii) a directive aimed at implementing the transition from the Libor interest rate, which seeks to ensure readiness among the banking corporations and to address potential risks to customers; and (iii) a series of regulatory measures published by the BSD during the COVID-19 pandemic aimed at supporting the economic activity and alleviating the impacts on both banks and their customers. The majority of the COVID-19 regulatory measures have since expired or have been incorporated into standing orders, with the regulatory measure pertaining to a reduction of 50 basis points in leverage ratio remaining in force until December 31, 2023.

Recent Structural Developments
(1)
In July 2018, Warburg Pincus, LLC, a private equity firm, acquired the “Leumi Card” credit card offshoot of Bank Leumi. This acquisition obtained the approval of BOI in February 2019, and the renamed entity, Max, was granted a merchant acquirer license.

(2)
In November 2018, the controlling share of Bank Hapoalim was sold to the public and the bank ceased to have a majority shareholder.

(3)
In April 2019, Bank Hapoalim sold 67% of its controlling interest in Isracard, its credit card subsidiary, to the public. In March 2020, Bank Hapoalim distributed the remaining 33% holdings in Isracard to its shareholders as a dividend.

(4)
In December 2019, the BOI issued a banking license to the One Zero Digital Bank Ltd. Control Permits were given to the controllers of the One Zero Digital Bank. This was the first banking license that was given since 1978. The new bank acquires IT services from the Centralized Computer Bureau mentioned above. The license issued was activated in March 2021 and restricts the bank’s activity in terms of scope and scale. These restrictions will be removed within three years as the bank meets the milestones and timetable to accomplish its formation according to the license granted. In January 2022, all restrictions were lifted from One Zero Digital Bank, and it became a fully licensed bank.

(5)
In May 2019, Automated Bank Services’ (SHVA) “joint services company” license was cancelled due to the dilution of banks’ holdings of the company’s ownership. This change is in accordance with the Strum law.

(6)
In December 2019, Municipal Bank (former known as Bank Dexia) was merged into Bank Mercantile from the Discount Bank Group.

(7)
In January 2020, Isracard was granted a merchant acquirer license.

(8)
In September 2020, the merger of Union Bank into Bank Mizrahi-Tefahot began with the acceptance of Mizrahi Tefahot’s tender offer for the acquisition of Union Bank. The merger is expected to be fully consummated by December 31, 2022.

Competition, New Technologies and Cyber Risks
The Supervisor of Banks undertook several measures to advance the supervisory goals set by the BSD, in particular those regarding the implementation of the Strum Law and those related to launching innovative technologies:
(1)
In April 2019, the BOI inaugurated the Central Credit Register (CCR), a system for sharing credit data in Israel. The CCR will help increase competition in the retail credit market, expand access to credit, enable an expansion of the information available to credit providers wishing to evaluate a customer’s credit-risk level, and constitute an anonymous information base that will serve the BOI in carrying out its functions, including those for macroeconomic research purposes and for the development of effective policy tools.

(2)
Simplifying the process for customers to change banks: In December 2019, the BSD issued an amendment to the Banking (Service to Customer) Law that supports the decision of the client to change accounts from one bank to another online, in a secure and convenient manner and at no extra cost.

(3)
The BSD published guidelines for implementation of the “Open Banking” standard in Israel. This technology enables licensed and supervised third parties to gain access to a customer’s account, with the customer’s explicit consent, in order to obtain information or execute transactions. This is expected to enhance competition between banks and non-bank credit intermediaries.

(4)
Promoting technological advancement and innovation in banks’ digital services to enhance competition and to improve customer’s experience. In 2019 the BSD approved the use of a technology for remote face-to-face identification and authentication, enabling individuals to open a bank account remotely, and therefore removed other regulatory barriers to enable the expansion of digital banking activity. In addition, the BSD allowed banking corporations to open a bank account online in 2020.

(5)
In May 2022 the BSD published a draft amendment to the Proper Conduct of Banking Business Directives 362 — “Cloud Computing”. The amendment seeks to remove barriers to the use of cloud-computing services in the banking sector (including in core systems). According to the amendment, banking corporations are expected to have effective risk management practices and controls for sound use of cloud computing services.

(6)
In December 2020 the BSD published a directive No.366 on the Reporting of Technological Failures and Cyber Events, which aims to ensure banking corporations are managing such events in an optimal manner and are able to better identify potential systemic incidents in advance. These changes, in turn, will facilitate BSD’s response.

(7)
Promoting the EMV advanced payment standard in Israel:   The Israeli economy is undergoing an accelerated process of implementing the EMV standard with merchants, and the volume of activity through advanced means of payment in Israel is expected to increase in the short term. The BOI and the BSD are working closely to promote the use of advanced means of payment in order to enhance competition in the payment sector and improve the customer experience. The introduction of EMV is expected to proliferate the use of digital means of payment and the number of domestic and foreign entities entering the field.
(8)
Cyber risk:   The sophistication of new technologies, together with the repercussions of the COVID-19 crisis have increased the scope of cyber-attacks and heightened the need for regulators to engage in high-level resources and to deploy staff that possess expertise in technology and cybersecurity. The BSD established the Technology and Innovation Division in 2016, which encompasses the BSD’s Cyber Defense Unit. In addition, the BSD closely cooperates with entities responsible for national cyber defense efforts, including the national cyber system directorate.

•
In 2012, the BSD established an inter-bank cyber-defense forum that included the cyber-defense managers and representatives of the second line of defense of each of the banking corporations, as well as representatives from additional entities involved in the national cyber defensive syndicate and the BOI. The forum convenes every couple of months and facilitates cybersecurity information and professional knowledge sharing among participants in order to strengthen and improve cyber defense in the Israeli banking system.

•
In 2020, the BSD published a new version of the Reporting Technological Failures and Cyber Events Directive (No.366), aiming to obtain structured, frequent and on-going reports when a major cyber event is taking place in the banking system and to ensure banking corporations are managing the event in an optimal manner, to identify the potential for a systemic incident, facilitate BSD response, and to make sure lessons are learned.

•
In April 2022, the BSD conducted a systemic cyber exercise for the entire banking system. The exercise was in the format of a round table exercise wherein the CEOs of the banking system participated, as well as additional representatives on their behalf, representatives of the National Cyber System, the financial CERT (Computer Emergency Response Team) and representatives of the BOI. The banking corporations’ CEOs played a key role in managing cyber risk, and in particular in managing a significant cyber event. The main goal of this exercise was to outline wide-range thinking, while raising complex issues and dilemmas which the banking corporations’ CEOs may need in order to manage a cyber-event in a banking corporation and at the level of the banking system as a whole. This would require cooperation and reciprocal enrichment amongst all participants. The scenario that accompanied this exercise simulated an actual significant cyber event that was based, for the most part, on events that occurred in the world and in Israel in recent years, and included four stages that presented evolving dynamics and increasing severity.

Bank Investigations
On April 30, 2020, Bank Hapoalim Group concluded the US tax investigations with the signing of the following agreements with their respected authorities regarding the US tax investigation and had to pay out a sum total of NIS 3.1 billion ($874.3 million) to the following authorities:
(1)
Deferred prosecution agreement with the US Department of Justice (“US DoJ”) to settle the claims against Bank Hapoalim Group regarding proactively collaborating with US clients to evade tax payments to the Internal Revenue Service in the US. This resulted in a settlement of $214.4 million.

(2)
Plea agreement with the US DoJ and Bank Hapoalim Switzerland regarding claims that it was assisting US clients to evade tax payments resulted in a settlement of $402.5 million.

(3)
Consent order with the New York State Department of Financial Services that imposed penalty sanctions of $220 million.

(4)
Cease and desist order with the Board of Governors of the Federal Reserve System that imposed a civil penalty sanction of $37.4 million.

In addition, Bank Hapoalim reached a settlement with the US DoJ pertaining to Anti-Money Laundering (“AML”) infractions. Bank Hapoalim group signed a Non-Prosecution Agreement with the US DoJ regarding a few bank employees involved in collaborating with high-ranking officials from Federation of International Football Association (“FIFA”) pertaining to breaches of AML directives. This agreement included a payment of $30.1 million.

In March 2019, the Mizrahi-Tefahot Bank (“Mizrahi-Tefahot”) signed a two years deferred prosecution agreement with the U.S. Department of Justice (“DoJ”) to conclude its investigation into Mizrahi-Tefahot Bank’s business with its US clients, and made a NIS 546 million payment to the DoJ. At the end of the term of the agreement, in March 2021, the US court (Los Angeles) granted an order, upon the US DoJ request, dismissing the prosecution that was filed against Mizrahi-Tefahot, according to the deferred prosecution agreement signed between Mizrahi-Tefahot and the US DoJ in 2019. The order stated that Mizrahi-Tefahot complied with its obligations under this agreement.
The performance of the Israeli banks in 2021
The net profit attributed to shareholders of the Israeli banks increased by 145% in 2021 and amounted to NIS 18.5 billion at the end of 2021, compared to a decrease of 24.4% in 2020 as a result of the COVID-19 crisis. The 2021 net profit represents an after-tax Return on Equity of 13.9% compared to 5.9% in 2020.
Total balance sheets of the Israeli banking system grew substantially by 15% during 2021 compared to 16.2% in 2020. Total balance-sheet credit (including activity abroad) rose by 14%. The credit to the business sector increased by 15.1%, which can be attributed to an increase in loan demand primarily from the construction and real-estate sector. Total credit to the construction and real-estate sector grew by 25.5% in 2021, and by an average rate of 14.7% in the last three years. The size of the housing loans (mortgages) increased by 15.2% in 2021 and amounted to NIS 489 billion, partially as a result of the “Buyer’s Fixed Price Project” instituted by the Ministry of Finance which aims to increase the affordable housing stock in the market for first-time home buyers; and retail consumer credit increased by 3.5%, compared to a decrease of 4% in 2020.
The high credit portfolio quality which prevailed in the years preceding the crisis assisted the banking system to further extend credit to businesses and individuals during the crisis, and the local economy to withstand the crisis rather well. The deterioration in the economic activity in 2020 due to COVID-19 and its negative effects on the unemployment rate and on the business sector, were not reflected in the share of banks’ overall non-performing loans, but did reflect in an increase in the share of loan loss provisions. A noteworthy decrease in banks’ loan loss provisions was observed in 2021, primarily as a result of the economic recovery from the COVID-19 pandemic and its accompanying financial uncertainty. The annual provision for credit loss was 0.25% in 2021, compared to 0.7% in 2020. Impaired loans and loans in arrears for 90 days or more was 1.06% in 2021 compared to 1.4% in 2020 and 1.41% in 2019. The Coverage Ratio (allowance for loan and losses as a percentage of loans in arrears for 90 days or more) remained relatively high with 115% at the end of 2021, compared to 119% in 2020.
Israeli banks calculate their risk capital via the Basel accord standardized approach. Accordingly, the density ratio of the five largest Israeli banks is relatively high compared to the global banks which usually allocate capital according to the advanced internal ratings-based approaches. During 2021 the density ratio decreased somewhat and stood at about 50%, compared to 56% in 2020. The decrease was primarily attributable to the growth of assets that are weighted with low risk weights, such as deposits at the central bank, government bonds and mortgages. The high density ratio demonstrates the strong capital position and the substantive regulatory requirements that allowed the banks to supply credit to businesses and individuals that have been adversely affected by COVID-19, as well as liquidity relief for consumers. In 2021 the BSD decided that banks may recommence deliberations on dividend distributions on the basis of a prudent and conservative approach that takes into account the high level of uncertainty caused by the COVID-19 pandemic and its future economic implications.
Equity capital of the Israeli banks amounted to NIS 140.2 billion at the end of 2021, an increase of 9.6% from 2020. The common equity capital tier 1 ratio reached 10.9% at the end of 2021, which is well above the minimum regulatory capital requirement. The leverage ratio reached 5.8% at the end of 2021 and was substantially higher than the minimum requirement (a temporary reduction of 50 basis points was given by the BSD to all banks during the COVID-19 crisis and is valid until December 2023).
Issues in Anti-Money Laundering and Countering the Financing of Terrorism.
The Prohibition of Money Laundering Law was enacted in 2000, and the sections pertaining to the obligations imposed on financial entities took effect in 2002. In 2001, the Governor of the BOI issued the

Prohibition on Money Laundering Order, which entered into force in 2002. The Order includes requirements regarding identification, reporting and record-keeping by banking corporations. The regulation regarding the Prevention of Money Laundering and Countering Terrorism Financing and Customer Identification has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for Banks. The regulation outlines guidelines on setting AML/CFT policies, on risk measurement, risk mitigation practices and on management and monitoring high-risk accounts. In addition, the regulation contains specific guidance on risk management practices regarding high profile risk activities, e.g., private banking, correspondent banking accounts and politically exposed persons (PEP).
The BSD conducts regular onsite examinations to assess the compliance of banks with AML/CFT laws and directives. The Sanctions Committee, chaired by the Supervisor of Banks, is authorized to impose financial penalties on banks and credit-cards companies for AML/CFT related infractions.
In November 2016, the Counter-Terrorism Law, 5776 – 2016, went into effect and replaced the Prohibition on Terrorist Financing Law, 2005. The object of the Counter-Terrorism Law is to establish criminal and administrative legal provisions, including special enforcement powers, for the purpose of combating terrorism.
As amended, the 2006 Prohibition on Money Laundering Order requires financial institutions to check the identification of parties to a transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 whenever a transaction involves a high-risk country or territory.
Due to increased risk associated with the cross-border activities of Israeli banks in prior years, in March 2015, the Supervisor of Banks published enhanced cross-border risk management requirements. Enhanced measures are required of a bank’s board of directors, including revision of cross-border operations policies with an emphasis on the tax compliance of the bank’s clients to foreign jurisdictions’ laws, rules and regulations. A bank’s senior management is expected to comply with the bank’s controls and procedures to manage the risks from a bank’s international activities, especially those stemming from tax compliance. Senior management is expected to adopt a risk-based approach, including the classification of high-risk clients, the implementation of tax declaration procedures, and the forgoing of bank secrecy by the bank’s clients. Banks were vested with the authority to refuse the opening or the maintaining of a bank account whose owner does not cooperate with the bank on issues that derive from cross-border risks.
In June 2015, the Supervisor of Banks revised the Proper Conduct of Banking Business Directive regarding Compliance and the Compliance Function in a Banking Corporation (No. 308) along the lines of the standards and practice as recommended by the Basel Committee and implemented in other prominent jurisdictions. This Directive focused on several issues, including: the accountability of a bank’s board of directors and the board’s oversight over the management of compliance risk; senior management’s role and responsibility for managing compliance risk effectively; a bank’s need to have a comprehensive compliance policy; main features of a compliance function that enables it to operate in an effective and robust manner; and defining and expanding the scope of the function and the role of a chief compliance officer.
In January 2020, the BSD issued an amended Reporting Directive to the Banking Supervision Department regarding Semi-Annual Report on Exposure to Compliance Risk (No. 825). The Directive requires banking corporations to report specific information related to accounts at high risk with regard to compliance, such as hold-mail accounts, accounts of politically exposed persons and money services business accounts.
In November 2017, the Ministry of Justice published a non-restricted version of the Main Findings of the Money Laundering National Risk Assessment, which was conducted under the instruction of the Attorney General and was coordinated by IMPA. The report found that the Israeli banking system mitigates the exposure to the risks of money laundering and terror financing by implementing quality controls that ensure instructions on anti-money laundering and combating the financing of terrorism are followed, and implementing effective measures for tracking, monitoring and risk management. The main risks relevant to the banking system, which were assessed at moderate to high levels, were private banking (in particular, the activity of nonresidents), activity of money service businesses and nonprofit organizations.

In December 2018, Israel became a full member of the Financial Action Task Force (FATF). Prior to this, Israel undertook a rigorous assessment of its measures to combat money laundering and terror financing. During this process, Israel demonstrated its commitment to protect the integrity of its financial system. Israel has established a robust anti-money laundering and terror finance combating framework that has proven successful in identifying and responding to such risks.
Israel’s regulatory regime with regard to AML/CFT is constantly subject to examination, review and revision, in order to better respond to new difficulties and challenges arising from the increasing sophistication of offenders. For further discussion on anti-money laundering matters, see “Anti-Money Laundering Law” above.
Over the last two years, the BSD provided updates to the Proper Conduct of Banking Business Directive, including on as the prevention of money laundering, countering terrorism financing and customer identification risks to keep up with changes and technological developments in the payments sector and the business environment and to improve the management of compliance risks amongst Israeli banks. Another catalyst for updates was the impetus to stimulate activity in certain segments of the population via the banking system. With updates aimed at addressing such needs including: (1) Administering uniform supervisory arrangements on customer identification and verification procedures during the provision of payment services, with an emphasis on payment applications, by banking corporations; (2) Imposing regulation of risk management in the prevention of money laundering and terror financing that involves payments in virtual currencies; (3) Facilitating the management accounts for licensed regulated financial entities whose activities are subject to anti-money laundering orders; (4) Making adjustments to the FATF’s requirements with respect to electronic transfers originating outside of Israel, and providing relief from certain obligations set forth in the Anti-Money Laundering Order for the remote onboarding of customers who have an investment portfolio management account in the relevant banking corporation.
Following the recommendations of the FATF, the BSD published its assessment of the main existing and emerging money laundering and terror finance risks to which the banking system is exposed (the findings of the National Risk Assessment were released to the public in November 2021). In addition, according to FATF’s standards, the BSD formulated a risk assessment methodology tailored to the unique characteristics of money laundering and terror finance. The BSD’s findings are being used as a basis for the establishment of supervisory policies and priorities, to guide the BSD’s approach to risk management and in the allocation of resources to address and mitigate the identified risks.
Furthermore, the BSD assisted representatives of NBCTF (The National Bureau for Counter Terror Financing) in understanding the potential risk posed by of terror financing on the banking system and in formulating recommendations for the effective reduction and management of terror financing risks on the basis of actions the BSD takes to address such risks.
Table No. 27
Assets, Liabilities and Equity Capital of the Five Major Banking Groups(1)
(in NIS million)
	2017	2018	2019	2020	2021
Assets
In local currency(2)	1,253,236	1,277,928	1,344,863	1,634,528	1,884,450
In foreign currency	248,614	274,727	261,783	282,996	318,614
Total assets	1,501,850	1,552,655	1,606,646	1,917,524	2,203,064
Liabilities and equity capital
In local currency(3)	1,133,387	1,211,162	1,257,634	1,516,053	1,719,007
In foreign currency	368,463	341,493	349,012	401,471	484,057
Total liabilities and equity capital	1,501,850	1,552,655	1,606,646	1,917,524	2,203,064
Equity capital	107,998	115,289	119,017	126,925	139,113

(1)
The division into local and foreign currency for 2016, 2017 and 2018 was adjusted according to the published financial statement for those years.

(2)
Including non-financial items.

(3)
Including non-financial items, minority interests and equity. Source: Financial statements to the public.

Capital Markets
Israel Securities Authority.   The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968, and its mandate is to protect the interests of the investing public in Israel. The ISA has a wide range of responsibilities and powers. Within the framework of its mandate, the ISA is charged with, among other things:
•
Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well as prospectuses for mutual fund units sold to the public;

•
Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;

•
Regulating and supervising the activities of the mutual fund industry, including on-going monitoring of mutual fund filings;

•
Overseeing the fair, orderly and efficient activity of secondary markets;

•
Licensing and supervising portfolio managers, investment advisers and investment marketing agents, including thorough compliance reviews and disciplinary complaints against these investment professionals for adjudication by a disciplinary committee;

•
Investigating violations under the Securities Law, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 and violations of other laws related to the aforesaid laws; and

•
Supervision over compliance of portfolio managers and non-bank members of the TASE, in accordance with the Prohibition of Money Laundering Law, 2000.

The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities laws in Israel. In addition, it cooperates with government authorities in formulating policies and laws pertaining to capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel in operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairman of the ISA and its commissioners. ISA commissioners are selected from the public, the civil service and the Bank of Israel. The ISA plenum meets on a monthly basis. The ISA also performs its functions through permanent and ad hoc committees, which facilitate the formulation and implementation of ISA policies. The ISA is not dependent on government financing; its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. The ISA’s budget is approved by the Minister of Finance and the Knesset Finance Committee.
The ISA monitors a variety of ongoing disclosure reports, such as periodic reports that include financial statements, director’s reports on the status of the companies’ affairs, additional information reports, quarterly financial reports and immediate reports, which are filed immediately after the occurrence of certain events that could have a material effect on a company or on the price of its securities. These reporting requirements are enforceable by Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities.
The TASE.   The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers and a 30-minute halting of trade in a company’s securities on a day that the company publishes price-sensitive information, to ensure that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertible securities, treasury bills, government, corporate and structured bonds, exchange-traded notes, covered warrants and derivatives are traded via Tel Aviv Continuous Trading (“TACT”), the TASE’s fully automated trading system. The TASE has 23 members (seven of which are foreign members, including three remote members) and, as of December 31, 2021, 541 companies had equity securities (excluding exchange-traded notes) listed on the TASE. The TASE is highly correlated with major stock markets in developed countries.
The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2021, there were 52 companies dual-listed on the TASE and foreign exchanges.
Market Performance.   The Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are the main indices of the TASE and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE.
The TA-35 index increased by 36.4% in 2021 in U.S. dollar-terms, while the dollar depreciated by 3.3% as against the NIS, continuing the trend from 2020 where it decreased by 4.3%. The average daily trading volume of the TA-35 index in 2021 was $261 million, which remains unchanged from 2020. In local currency (NIS) terms, the TA-35 index increased by 32% in 2021, following a decrease of 10.9% in 2020.
In 2021, trading on TASE was marked by price gains and highly active trading, boosted by the efficient nationwide COVID-19 vaccination campaign as well as by the support of the Government and the Bank of Israel. The leading share indices broke their pre-COVID-19 record highs and the equity market capital reached a historic record high.
Stock trading on TASE was highly volatile, reflecting worldwide market trends following the global spread of the COVID-19 pandemic, which took the form of periods of either increased outbreaks or relative low morbidity. 2021 was influenced by the abatement of an additional COVID-19 outbreak (colloquially known in Israel as “the fourth wave”) that began in June 2021, which culminated with concerns surrounding the outbreak of the new “Omicron” variant. Trading on TASE in 2021 concluded with price gains across all leading indices and in August 2021 the equity market cap crossed the $300 billion threshold for the first time.
The TA-35 index increased by 32% during 2021, while TA-90 and TA-SME60 indices increased by 33% and 30%, respectively, with the TA-35, TA-90 and TA-SME60 indices all marking historic highs. The TA-Construction index increased by 75%, influenced by the surging demand for housing, the TA-Banks5 index increased by 68% reaching an all-time record high, and the TA-Oil & Gas index increased by 62% due to soaring global commodity prices.
Over five year period spanning from 2017 to 2021, the TA-Real Estate and TA-Technology indices have registered market-leading returns, with a cumulative return of 177% each.
The General Index of shares and convertible securities (which is comprised of all shares and convertible securities traded on the TASE) increased in U.S. dollars-terms by 35.3% in 2021, after increasing by 7.1% in 2020 and 27.7% in 2019. As of December 31, 2021, the total market value of all listed equity securities (excluding exchange-traded notes) was $361.6 billion, compared to $262.0 billion at the end of 2020.
Share trading activity on TASE was high, posting an average daily volume of $581 million in 2021, marking an 8% increase in average daily volume from 2020, and a 60% increase from 2019. High volume of trading in 2021 was influenced by the return of foreign investors to the TASE equity market, as reflected in the Bank of Israel’s data.
According to Bank of Israel, in 2021, foreign residents made net share purchases of $4.1 billion on TASE, after net sales of $1.4 billion and $400 million in 2020 and 2019, respectively.
The total equity raised on TASE in 2021 reached $8 billion, an increase of $3 billion from 2020 when total equity raised was $5 billion. Capital raised in public offerings amounted to $5.6 billion in 2021, marking a 58% increase from 2020. $3.2 billion of total equity raised is attributable to 94 IPOs, which is the highest number of new issuers since 1993, and a sharp increase from 27 IPOs that took place in 2020.

Debt raised on the corporate bond market in Israel (excluding offerings abroad, placements on the TASE UP institutional platform, and structured bonds) resumed an upward direction in 2021, totaling $24.3 billion — a historic record. This followed a reduced raising volume $15 billion in 2020 and $19.3 billion in 2019, shortly before the onset of the pandemic.
Companies in the real sector also raised high volumes of capital in 2021, with $16.1 billion raised by companies in the sector during 2021, representing a 40% increase on the amounts raised in 2020. This was primarily as a result of the resumption of production activities and the need to refinance bonds as consequence of low interest rates. This trend was also reflected in the activities of companies in the in financial sector, which raised $8.2 billion through public offerings in 2021, an almost 100% increase from 2020. This was driven primarily by the growing demand for banking credit and non-banking credit.
Redemptions of traded bonds (in the real and financial sectors) totaled $14 billion in 2021, compared to redemptions of $15.5 billion and $12 billion in 2020 and 2019, respectively. The increase in debt raised by the business sector, despite the dip in volume of redemptions, is attributable to the expansion of activities in the Israeli market. This year, too, debt was raised primarily in order to refinance marketable debt in 2021 – 2022 (70%), and partly in order to finance non-marketable debt towards the financing and/or expansion of operating activities (30%).
In 2022, redemptions are expected to exceed $16.5 billion, mostly from bonds issued by the major banks.
The key characteristics of debt raised through corporate bonds in 2021 were as follows:
(1)
Increase in volume of debt raised by the financial sector:

•
During 2021, the financial sector raised $8.2 billion through public bond offerings and an additional $2 billion in bond offerings to institutional investors on TASE UP, compared to $4.3 billion raised in 2020.

•
Debt raised by the major banks from the public and from institutional investors increased to $6.3 billion in 2021, from $2.7 billion in 2020 and $4.9 billion in 2019. Banking activity over the past year was mainly impacted by (i) the growing demand for consumer credit (mainly apartment buyers) and (ii) the recovery of the business sector from COVID-19. Neither the reduction of credit facilities to clients under the Strum Law (commencing in January 2021) nor the Bank of Israel’s directive to banks to increase the provisions for credit losses on loans extended to real estate businesses had a material effect.

•
Simultaneously with the above, debt raising by non-banking credit institutions on the bonds market reached $1.1 billion in 2021, representing a year-on-year increase of over 100% from the same period in 2020.

•
Prominent issuers in 2021 included:

•
Bank Hapoalim, which raised $1.6 billion through large public bond offerings on TASE, with approximately 50% of which being CPI-linked bonds and 50% non-linked. Bank Hapoalim raised an additional $1 billion through an international offering to institutional investors of dollar-linked bonds listed on TASE UP through issuance of COCO bonds, which include a mechanism for the absorption of losses through conversion into shares. With the use of proceeds from the Hapoalim COCO bonds linked to “green projects”, they are the first green bond listed on TASE UP platform.

•
Bank Mizrahi-Tefahot, which raised $1.7 billion through CPI-linked bond offerings and $0.6 billion through an international offering of COCO dollar-linked bonds listed on TASE UP, which include a mechanism for the absorption of losses through principal write-down.

•
Discount Bank, which raised $1.7 billion from the public — $0.9 billion with CPI-linked bonds, $0.3 billion with commercial paper, and $0.5 billion with COCO CPI-linked bonds that include a mechanism for the absorption of losses through principal write-down.

(2)
Increase in volume of debt raised by the real sector:

In 2021, the real sector raised $16.1 through public bond offerings and an additional $3.2 billion through bond offerings to institutional investors on TASE UP, compared to $15 billion raised in 2020. Redemption of marketable bonds by the real sector reached $10.5 billion in 2021, as compared to $9 billion in 2020. It is expected that redemption of marketable bonds will match these volumes in 2022.
Key trends in debt raising by the real sector through public bond offerings were:
•
Real estate companies continued to lead debt raising, with $10 billion raised in 2021, representing 41% of total debt raised through corporate bonds, and a 36% increase from 2020 levels. Of the amount raised by real-estate companies through public offerings in 2021, 85% is attributed to companies focused on investment properties, which were severely impacted by the COVID-19 pandemic and the policies implemented in response. Real-estate companies redeemed $3 billion of marketable bonds in 2021, and are forecasted to redeem up to $3.5 billion of marketable bonds in 2022. The strong recovery in activity is attributable to the lifting of restrictions and the recommencement of normal activities that created a renewed demand for office spaces and warehouses. These include five new issuers that raised $113 million via their first public offerings of fixed-rate non-linked bonds on the TASE. Including construction companies Av-Gad ($19 million), AFI Capital ($33 million), Gilad May ($12 million), Yuvalim Group ($31 million), and an investment property company named Hilla Offices ($18 million).

Investment property companies stood out among the roughly 60 issuers in the Real Estate Sector. The Azrieli Group, which focuses on retail and commercial properties, raised $1.1 billion through CPI-linked bonds — largest public offering of bonds on TASE by a company in the sector. Melisron, a retail and commercial focused developer, raised $600 million, while Blue Square Real Estate, AFI Properties, Amot, Big and Gazit Globe raised more than $300 million each.
•
The Energy Sector was another standout with nine companies raising $2 billion through public offerings, representing an increase of 27% from 2020. Companies in the Energy Sector redeemed $1.2 billion of marketable bonds in 2021, and are forecasted to redeem approximately $1.4 billion of marketable bonds in 2022. Notable movers included the Israel Electric Corporation (a government-owned company), the Delek Group and OPC who raised $300 million each.

•
Companies in the Commerce and Services sector raised $1.8 billion in 2021, with water supply company Mekorot (a government-owned company), B Communications and car leasing company Shlomo Holdings raising $300 million, each.

•
The Technology Sector recorded the steepest climb, with nine companies having raised a total of $1.2 billion in 2021, compared to $250 million in each of 2020 and 2019. Technology companies redeemed $30 million of marketable bonds in 2021 and are forecasted to redeem a similar amount in 2022. Notable in the sector was Elbit Systems, which raised $0.6 billion through public offerings.

(3)
The weight of debt raised through bonds rated above “A” decreased in 2021 and accounted for 85% of the amount raised through public bond offerings, as compared to 93% in both 2020 and 2019. 5% of total capital raised was through lower rated bonds and 10% was through non-rated bonds.

a.
The weight of debt raised through CPI-linked bonds as a percentage of the total debt raised through public bond offerings in 2021 decreased for the first time since 2018, to 59%, in comparison with 64% in 2020 and 52% in 2019. A total of $14.3 billion was raised through CPI-linked bonds in 2021, compared to $9.7 billion in 2020.

b.
The weight of debt raised through non-linked bonds was $9.7 billion, representing 40% of the total debt raised through public bond offerings in 2021. An increase from $5.1 billion, representing 34% of the total debt raised through public bond offerings, in 2020. Non-linked bonds issued were all fixed-interest, with $0.4 billion of which relating to commercial paper, in comparison with $0.04 billion in 2020 and $0.4 billion in 2019.
Offerings of dollar-linked bonds totaled $0.2 billion, equaling the amount raised in 2020, and represented 1% of the total debt raised through public bond offerings, matching the average in 2020 and 2019.
$5.2 billion was raised from institutional investors through issuance and delivery of TASE UP bonds, as compared to US$ 4.1 billion in 2020. Of which, $4.1 billion was raised through bond offerings made to foreign institutional investors that were listed on TASE UP, including several tranches of bonds in an aggregate amount of $2.5 billion issued to domestic and international institutional investors by Energean Israel, an Israeli SPC subsidiary of Energean plc.
$1.1 billion was issued to institutional investors in Israel on TASE UP, including $400 million raised by insurance company Phoenix, in its first offering on TASE of COCO bonds, which contain a mechanism for the absorption of losses through the write-down of interest in addition to the principal write-down, and $400 million raised by Dalia Energy, a power-plant developer and operator, through its first offering of bonds on TASE.
Bond and Equity trading concluded with price gains on most leading indices, in line with global trends. A noteworthy exception were fixed-rate NIS-denominated government bonds, primarily the 10-year bonds, which decreased by 6% by the end of October 2021. In spite of a turnaround that began in November, following price drops in the equity market that shifted investors’ preferences toward more stable investments, in 2021 NIS-denominated government bonds fell by a total of 4%, in line with US 10-year treasuries trading trends.
The yield-to-maturity of 10-year NIS-denominated government bonds on TASE increased from 0.8% at the beginning of 2021 to a high of 1.5% by end of October 2021, finally dropping to 1.3% at year-end. The US 10-year treasuries posted a similar trend, with yield-to-maturity increasing from 0.9% at the beginning of 2021 to 1.5% by year’s end. These correlating trends reflect the increasing rates of inflation and the corresponding shifts in investors’ expectations.
Price gains characterized all linked bonds:
1.
CPI-linked corporate and government bonds increased by 7%-9%, on the backdrop of the projected increased inflation rate in Israel. The Consumer Price Index increased by 2.8% in 2021, after dropping by 0.7% in the previous year.

2.
Currency-linked corporate bonds increased by 5.7% due to the anticipated appreciation of the dollar as against the NIS, as a result of (i) the Bank of Israel’s announcement of a $30 billion purchase program in January 2021, which has been completed and (ii) the anticipated raising of the Federal Reserve’s interest rate.

3.
Price gains also characterized corporate NIS-denominated bonds. The price of bonds included in the Tel Bond-Shekel index increased by an average of 3%, while the price of the higher-rated bonds included in the Tel Bond-Yield Shekel index increased by 6.7%.

Government bond prices were also influenced by Israel’s entry into the FTSE Russell World Government Bond Index (WGBI) in April 2020 and by purchases made by foreign investors. According to the Bank of Israel, in 2021, foreign residents made net Government Bond purchases of $7.3 billion on TASE, after net purchases of $5 billion in 2020 and a net sell of $1.2 billion in 2019.
Government Bonds.   The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. In 2006, a broad reform in the government bonds market was implemented, with the appointment of 19 primary dealers; as of June 2022, there are 13 primary dealers. The 2006 reform helped increase the liquidity and transparency of the Israeli capital markets, encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. Gross local currency tradable government debt raised (not including switch auctions) in 2021 was NIS 104 billion. In

2020, gross government debt raised was NIS 131.5 billion compared to NIS 70 billion in 2019. Net local currency tradable government debt raised in 2021 was NIS 30 billion, compared to NIS 102 billion in 2020 and NIS 18 billion in 2019.
In January 2019, the Government raised €2.5 billion through an EMTN offering, consisting of €1.25 billion in 10-year bonds bearing 1.5% interest and €1.25 billion in 30-year bonds bearing 2.5% interest. In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of 3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual-listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange. In January 2022, Israel completed an issuance in the Euro market, issuing €1.5 billion principal amount of 0.625% bonds due 2032.
Institutional Investors.   In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2021, assets held by pension funds totaled $354 billion, assets held by provident funds totaled $216 billion, assets held by life insurance savings plans totaled $193 billion, and assets held by mutual funds totaled $123 billion.

PUBLIC FINANCE
General
The Government budget covers the expenditures and revenues of the central government and does not include the accounts of the National Insurance Institute, the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.
The Budget Process
The Government’s fiscal year ends on December 31. The annual budget preparation process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates discussions regarding the budget with the various ministries. During August and September of each year, the details of the budget are finalized within the Government. A proposed budget bill, together with all necessary supporting information, must be submitted to the Knesset for its approval no later than 60 days before the end of the year. Upon submission of its annual budget to the Knesset, the Government is required by law to include a three-year projected budget (containing less details than the annual budget). Following a review of the proposed annual budget by the Finance Committee of the Knesset, together with the relevant ministers and other officials, the Knesset votes on the approval of the annual budget into law.
In November 2021, following a protracted period of operation through temporary budgets due to several successive elections between 2019 and 2021, the Knesset approved the national budget plan for the years 2021 – 2022.
Due to the timing of the upcoming elections pursuant to the dissolution law, it is probable that the new government will operate without an approved annual budget for a certain period of time. In such case, the state budget will be determined in accordance with the 1/12 regime, which establishes that the government may spend 1/12 of the original approved budget for 2022 each month (excluding the debt principal and adding inflation) until a budget for 2023 is passed.
Fiscal Framework
The Deficit Reduction and Budgetary Expenditure Limitation Law (the “Deficit Reduction Law”) sets two limitations on the deficit level and the growth rate of government expenditures, is integral to maintaining Israel’s fiscal stability. The Deficit Reduction Law has contributed to a decline in the debt-to-GDP ratio over the years prior to the onset of COVID-19. In 2020 due to the pandemic’s economic impact and the government’s policy responses, there was a sharp increase in government debt, which serves as a key indicator of economic stability. Due to a recovery in both economic activity in general and in government revenues specifically, the debt-to-GDP ratio has resumed its decline, although it remains significantly higher compared to pre-crisis levels.
In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. In July 2012, a six year plan for 2013 – 2019 was approved by the Government. This plan set the budget deficit target at 3% of GDP in 2013, 2.75% in 2014, 2.5% in 2015, 2% in 2016 and 2017, 1.75% in 2018 and 1.5% from 2019 and onwards. This plan was revised in May 2013 to 4.3% for 2013 and 3% for 2014 in light of the late approval of the 2013 – 2014 budget. In November 2015, a seven-year plan for 2015 – 2021 was approved in its third reading by the Knesset; this plan set the budget deficit target at 2.9% of GDP in 2015, 2.9% in 2016, 2.5% in 2017, 2.25% in 2018, 2% in 2019, 1.75% in 2020 and 1.5% from 2021 and onwards. Following the revisions to the 2017 – 2018 biennial budget, the budget deficit target was amended to 2.9% of GDP for 2017 and 2018 and 2.5% in 2019, to be followed by annual reductions of 0.25% until reaching a target of 1.5% in 2023. Following the revisions to the 2019 budget, in March 2018, the deficit target for 2019 was approved at 2.9% of GDP and for 2020 at 2.5% GDP, to be followed by annual reductions of 0.25% until reaching 1.5% in 2024. Along with the approved budget for 2021 – 2022, budget deficit upper limits were set at 3.0% for 2021, 3.5% for 2022, 2.75% for 2023, 2.25% for 2024, 1.75% for 2025 and 1.5% for 2026 onwards. In addition to these deficit limits, amendments to the Deficit Reduction Law enacted on November 4, 2021, alongside the state budget for 2021 – 2022, enabled the incurrence of additional deficits for COVID-19 extra-budgetary funds of the following amounts; 3.8% in 2021, 0.4% in 2022, 0.25% in 2023, 0.15% in 2024 and 0.05% in 2026. Due to improved economic performance, the budgetary deficit is currently well below the deficit limits.

In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on government expenditures. Pursuant to these restrictions, aggregate government expenditures were not allowed to increase by more than 1% compared to the previous year (indexed to the CPI) in 2005 and 2006 and by 1.7% (indexed to the CPI) year-over-year from 2007 and onwards. Under the restrictions, upward revision of expenditures was subject to preserving the annual deficit target.
In May 2010, the Knesset, in accordance with the Government proposal, amended the Deficit Reduction Law. Under the amendment, real growth of government expenditures will equal a ratio of 60% (the medium- term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which GDP data from the Central Bureau of Statistics is available.
Therefore, the calculated growth rate of government expenditures is partially derived from the difference between the debt target and long-term growth rate.
In 2014, another amendment to the Deficit Reduction Law was made. Under this amendment, real growth of government expenditures may not exceed the average population growth rate in the last three years plus the ratio of the medium-term debt target, now set at 50%, and current debt-to-GDP ratio. The increase in expenditure resulting from the new rule allows a consistent increase in expenditure per capita.
If the increase in the expenditure rate (calculated according to the new expenditure ceiling) leads to a deviation from the deficit target, the expenditure growth rate will be reduced. The Expenditure Law sets a ceiling on expenditures that relies on actual figures as opposed to forecasts, thereby increasing the simplicity, transparency and credibility of the Government’s fiscal policy. Starting with the 2017 – 2018 budget, the expenditure ceiling is calculated in nominal terms and by indexing the ceiling to the average actual price (represented by the CPI) using data from the three preceding years.
In 2015 as part of its approval of the 2015 – 2016 budget and the economic plan, the Knesset approved legislation under the framework of the Budget Foundations Law, which specifies a medium-term budget framework. This bill came into force January 1, 2016 and consists of the following:
•
The bi-annual mandatory publication of fiscal frameworks and governmental obligations for the three following years.

•
Required consolidation to meet multi-year expenditure limits, starting with the budget for fiscal year 2017, which limits the ability of the Government to make new financial commitments without first presenting a budgetary source. The Government will not be able to take on new commitments or reduce taxes if it exceeds the multiyear expenditure rule or the deficit ceilings, respectively.

In 2020, due to economic uncertainties resulting from COVID-19, the ceiling on increase in government expenditures was revised to allow for a temporary increase beyond the ceilings set out in the Expenditure Law of 21.34% and 12.69% for the fiscal years 2020 and 2021, respectively. By law, the additional expenditure services only needs directly related to the COVID-19 crisis and efforts to promote a swift recovery. These increases to the ceiling are temporary and are not taken into account in calculating future expenditure ceilings.
In 2021, further amendments were made to the expenditure growth ceiling, indexing the nominal growth of the expenditure to the median of the Bank of Israel’s Target Inflation Range (2%) rather than to an average of past CPI rates, and increasing the temporary multi-year additional COVID-19 expenditure by allowing a further 2.3% increase in the expenditure ceiling growth rate.
Absent approval by the Knesset, government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset and with the approval of the Minister of Finance, be carried over to the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to government expenditures is required by law if the actual deficit misses the deficit target due to either government revenues or actual GDP that were different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency debt, and some proceeds from privatization.

For each year from 2016 through 2021, the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 2.1%, 1.9%, 2.9%, 3.7%, 11.4% and 4.4% respectively. In 2016, the deficit was 2.1%, approximately 0.7% lower than target; the deviation is primarily attributable to higher than expected revenues (approximately NIS 9 billion). In 2017, the deficit was 1.9%, approximately 1% lower than target; the deviation is primarily attributable to non-recurring revenues (approximately NIS 12 billion) resulting from taxation of capital gains on large sales of high-tech companies and a tax collection campaign directed at wallet companies (service provider companies that are owned and operated by a single individual). In 2018, the deficit was 2.9%, and was on target and in 2019 the deficit was 3.7% approximately 0.8% above the 2.9% target mainly due to lower than expected revenues and a slight increase in overall expenditure above the budget forecast. In 2020 the deficit was 11.4%, approximately 8.9% higher than the deficit target due to the sharp increase in expenditures and the reductions in revenues resulting from the economic impact of COVID-19. In 2021 the deficit was 4.4%, approximately 2.4% lower than the deficit ceiling, due to a stronger than expected economic recovery leading to an 8.2% growth rate and a significant increase in revenues.
The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures made by the Government in Israel. Domestic revenues constitute all taxes collected in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. The table presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to National Insurance Institute.

Table No. 28
The Budget Deficit and Its Financing
(In Millions of NIS at Current Prices)
	Actual 2017	Actual 2018	Actual 2019	Actual 2020	Actual 2021
Surplus (Deficit) to be Financed	-22,868	-37,348	-51,629	-159,574	-68,424
Surplus (Deficit) Excluding Net Credit	-24,617	-38,739	-52,192	-160,105	-69,157
Adjustments needed to cash basis	-1,099	203	662	498	24
Revenues Excluding Principle	335,959	338,818	346,511	317,814	412,381
Total tax revenue excl. VAT on Security imports	306,493	306,362	316,363	310,564	383,222
Income and Purchase tax	168,406	162,176	168,022	166,945	216,172
Customs and VAT excl. VAT on Defense imports	131,678	137,351	141,430	137,194	160,222
Fees	6,409	6,835	6,912	6,425	6,828
VAT on Defense imports	1,128	2,014	1,040	1,373	1,005
Interest and principal collections	837	777	388	322	305
Loans from the Social Security	21,700	23,500	22,750	1,300	20,750
Other Revenues	5,800	6,165	5,969	4,256	7,100
Expenditures excluding credit	359,477	377,759	399,365	478,417	481,562
Ministries excluding credit	310,087	327,942	347,988	426,701	426,396
Government administration	52,137	56,281	59,991	61,215	61,879
Social services	159,384	169,064	179,903	220,948	225,333
Economic services	29,675	32,556	35,662	46,028	44,729
Defense	64,899	67,701	69,709	71,467	74,586
Other	3,993	2,341	2,722	27,043	19,869
Interest and principal payments, National Insurance Institute(1)	49,390	49,817	51,377	51,715	55,166
Net Credit	1,749	1,391	563	531	733
Total Income	2,310	2,014	1,612	1,382	1,377
Total Expenditure	561	623	1,049	851	644
Total financing	15,345	36,132	46,033	182,250	72,934
Net Foreign Loans	8,447	10,393	4,518	61,010	-4,499
Foreign Borrowings	13,508	13,701	17,413	74,420	3,579
Foreign Loan Repayments	5,062	3,308	12,895	13,410	8,078
Net Domestic Loans	6,125	23,082	40,483	120,677	63,849
Domestic Borrowings	89,013	86,237	119,179	190,983	161,261
Domestic Loan Repayments	82,888	63,154	78,696	70,306	97,412
Net capital income	773	2,658	1,032	562	13,584
Cash Balance of the Government (at the end of period)(2)(3)
Deposits in NIS	12,836	11,056	9,338	35,344	33,420
Deposits in foreign currency	12,151	16,591	12,381	11,010	23,864
Total	24,987	27,647	21,719	46,354	57,284

(1)
Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan

(2)
Cash balances do not include social security reserves.

(3)
2019 and 2020 data is restated.

Sources:   Ministry of Finance and Bank of Israel.
Socioeconomic Policy
In its budgetary and economic plan for 2015 – 2016, as well as in its biennial economic plan for fiscal years 2017 – 2018, the Government focused on two objectives of socioeconomic policy. The first objective was increasing economic growth, which the Government sought to address by increasing labor productivity and competition in key markets. The second objective was reducing inequalities in the general population, and in particular focus on economically disadvantaged groups.
Following the outbreak of COVID-19 pandemic in 2020, the Government adopted a reactive approach, which included four central tenets:
•
A proactive approach to public health policymaking, which involves a substantial expansion of expenditure to address increasing demands on the health system.

•
A comprehensive safety net to support individuals and households from the financial downturn, including provision of grants to small businesses and widespread enhanced unemployment benefits.

•
Implementation of measures to support the provision of credit to businesses, primarily SMEs, in order to minimize the economic impact on the wider economy.

•
Accelerated public investments in physical and digital infrastructure to facilitate strong recovery in support of higher future growth.

Thanks to the swift implementation of the approach described above and to the fact a relatively small fraction of the Israeli economy is comprised of sectors especially vulnerable to the effects of COVID-19, the reduction in GDP was relatively small in 2020 as compared with other developed countries (-2.2%).
In the Government’s budgetary and economic plan for 2021 – 2022, the Government pursued a wide reform agenda centered on three key objectives: (i) development of human capital, (ii) investment and infrastructure and (iii) cultivation of growth-supporting conditions. Key policy features of the new economic plan include increasing the retirement age for women, reducing barriers and fetters on imports, a regulation overhaul, the launch of mass-transit systems and a major public education reform that aims to increase flexibility and autonomy within the education system.
Taxation and Tax Revenues
In 2021, the total tax burden (including government taxes, social security contributions, local authorities’ taxes and VAT on defense imports) was 32.7% of GDP, compared to 30.0% in 2020, 30.3% in 2019 and 31.0% in 2018.
Israel maintains a progressive personal income tax system with, as of December 31, 2021, a top rate of 50%, supplemented (up to a ceiling) by a 19.6% health and social security tax (including employer contribution) and a 23% corporate tax rate. Indirect taxes consist primarily of a 17% VAT rate. In addition, there are high sales taxes on cars, alcohol, fuel and tobacco.
As part of the Government’s policy to integrate Israel into the global economy, customs duties have been lowered. While imports from the EU and the United States are duty-free, customs duties are applied on selected imports from countries that have no trade agreements with Israel. Israel has signed free trade agreements with the United States, EU, EFTA, Canada, Turkey, Egypt, Jordan, Mexico, Colombia (entered into force on

August 11, 2020), Panama, the MERCOSUR countries, the Ukraine and the U.K., which lower customs duties on imports from the aforementioned countries. In 2021 Israel signed a free trade agreement with South Korea, which is yet to be ratified. In 1995, Israel and the United States ratified a double taxation treaty that governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides for, among other things, reduced rates of withholding tax on certain non-business income, such as dividends, interest and royalties that are sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.
Starting in January 2003, Israel began implementing several comprehensive multi-year reforms to the direct-tax system. The reforms provided for the gradual reduction of the corporate tax rate from 36% in 2003 to 24% in 2011 while the top personal income tax rate decreased from 50% in 2003 to 45% in 2011. In 2012, this policy was temporarily reversed to increase revenues: the corporate tax rate was increased to 25% in 2012 and to 26.5% in 2014. Budget improvements allowed for a decrease in the corporate tax rate to 24% in 2017 and to 23% in 2018. In 2012, the top personal income tax rate was increased to 48%, and in 2013 an additional 2% surtax was introduced on high income (earned and non-earned income) that exceeds NIS 800,000 per year. In 2017, the top personal income tax rate was decreased to 47%, but the additional surtax on high income was increased to 3% on total income above NIS 640,000 per year.
Israel does not have local taxes on the income of individuals or corporations, nor does it have alternative minimum taxes. Real estate transactions are generally taxed on a real-profits basis and are subject to a turnover tax that varies according to the value of the transaction. Local authorities charge municipal tax on real property according to the size of the property, its location and use.
Due to COVID-19 and the restrictions implemented to contain its spread, GDP and tax revenues fell in 2020 but recovered sharply in 2021.
Table No. 29
General Government Taxes
(In Billions of NIS at Current Prices and in % of GDP)(1)
	Actual 2017	Actual 2018	Actual 2019	Actual 2020	Actual 2021
Central Government	311.5	306.4	316.4	310.6	387.3
Social Security	66.8	70.6	74.4	73.0	79.6
Local Authorities and others	37.1	38.6	39.7	37.0	41.7
Total	415.4	415.6	430.5	420.6	508.6
Total (% of GDP)	32.5%	31.0%	30.3%	30.0%	32.7%

(1)
Including social security contributions, local authorities’ taxes and VAT on defense imports.

Source:   Ministry of Finance.
Local Authorities
Local authorities in Israel include 80 municipalities, 121 local councils, 54 regional councils and two industrial councils. The local authorities are required by law to provide certain basic social services, and generally finance the provision of such services through the collection of local taxes (primarily property taxes) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing. Local authorities with greater financial challenges may also apply for supplementary grants from the Ministry of the Interior. As of December 31, 2020, the total outstanding debt of local authorities totaled at approximately NIS 16 billion, and their aggregate deficit stood at approximately NIS 3.1 billion. Transfer payments from the Government are allocated amongst all local authorities based on fixed criteria and are designated for specific purposes, such as social services or education. The Government currently retains the power to approve changes to the rates of taxation imposed by local authorities. Government transfers to local authorities in 2020 totaled approximately NIS 34.8 billion.
Social Security System
National Insurance Law. Under Israel’s National Insurance Law, the National Insurance Institute of Israel (“NIOI”), an independent institution, provides a wide range of social security benefits, including pension benefits, unemployment insurance, long-term disability benefits, worker’s compensation benefits, maternity support benefits and child support payments. In 2021, total expenditure by NIOI, including payments made to NIOI from non-contributory benefits and special benefits due to the COVID-19 crisis, was NIS 122.5 billion, compared to NIS 130 billion in 2020. NIOI funds its expenditures using the proceeds of social security taxes paid by employers and employees, in addition to fees paid by the self-employed, unemployed, students and retirees; transfer payments from the Government pursuant to the National Insurance Law; and interest income on deposits deriving from surpluses from previous years. NIOI also receives separate funds for non-contributory NIOI benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2021, the Government’s transfer payments to NIOI totaled NIS 39.6 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 26.7 billion, of which NIS 17 billion was COVID-19-related funding. In 2020, the Government’s transfer payments to NIOI totaled NIS 36.1 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 29.4 billion, of which 19.2 billion was COVID-19-related funding. Government transfer payments to the NIOI for COVID-19-related causes in 2020 and 2021 assisted in mitigating the impact of the COVID-19 pandemic on the Israeli population.
Healthcare
Israel has an extremely advanced and efficient universal medical system, with four public healthcare maintenance organizations or “HMOs” (also known as healthcare funds) and a ratio of one doctor for approximately every 300 people. Israel’s healthcare system receives very favorable ratings in health outcomes, including high life expectancy and healthy life expectancy, low infant mortality, high levels of public satisfaction and for the extensive scope of its preventative medicine.
Public healthcare expenditures in 2020 were NIS 82.6 billion and included government administration, hospitals and research, investments, public clinics and preventative medicine expenditures, among other expenditures. National expenditures on health as a percentage of GDP in 2020 rose to 8.5%, mainly due to expenses related to the COVID-19 pandemic. In 2018 and 2019, public healthcare expenditures were approximately 4.9% of GDP. Approximately 40% of the healthcare system is funded through the imposition of a healthcare tax. The healthcare tax rate varies based on an individual taxpayer’s gross salary, and averages about 5% of an individual’s gross salary. The remaining 60% of healthcare expenditure is funded directly through Government expenditure.
In 2015, the Government enacted legislation to better regulate the relationship between the private and public healthcare systems. The Government established new regulations for the private healthcare insurance market, with the purpose of reducing costs while improving availability. Furthermore, the regulations prohibit physicians working in the public sector from referring patients from the public sector to their private clinics. The Government also allocated substantial additional funding to the public healthcare systems to improve quality and service.
In 2017, the Government enacted legislation to improve economic relations between insurers and hospitals. The purchasing of hospital services, which this legislation regulates, accounts for 37% of the public expenditure on healthcare. The legislation intends to create better incentives so that suitable services will be diverted from hospitals and developed and provided in community care, such as non-acute urgent medicine services. Furthermore, the legislation incentivizes hospitals and insurers to shorten waiting times for surgeries.
In January 2018, the Government decided to fund and provide dental care for older people as part of the national healthcare services, and as part of a broader plan designed to strengthen medical and social services to older people and increase healthy life expectancy, as well as decrease the share of private health expenditures in total expenditures on health.

From the initial outbreak of COVID-19 in February 2020, the Israeli government has expended over NIS 30 billion in order to support the healthcare system and curtail the spread of the pandemic. COVID-19-related expenses included the administration of COVID-19 tests, increasing the available medical staff in hospitals, erecting pandemic-specific wards and the purchase of vaccines.
In addition, the Government implemented mandatory reporting of all private health service providers’ prices and profits to obtain better data for possible future regulation related to private suppliers and providers.
Pension Funds
Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision for retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make a contribution to the pension fund. At retirement age, or at the time of another insurable event, the employee, or the employee’s survivors, becomes entitled to receive pension payments.
There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new entrants, but existing participants would continue to be covered under the existing plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in an actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.
In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.
As of December 2021, Government obligations under the recovery plan stood at NIS 119.9 billion. In 2021, the Government transferred NIS 5.09 billion from the State’s budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated government bonds, in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in earmarked government bonds.
As of December 31, 2021, long-term investments totaled NIS 2,373 billion, of which NIS 626 billion was invested in new pension funds, NIS 477 billion was invested in old pension funds, NIS 599 billion was invested in life insurance policies and NIS 671 billion was invested in provident funds.

PUBLIC DEBT
General
In 2021, government debt increased by approximately 6.1% to NIS 1,044 billion from NIS 983.9 billion in 2020. This represents a lower year-on-year increase from the same period in 2020, when government debt increased by approximately 20% from 2019. These increases were mostly as a result of higher projected financial needs in the aftermath of the COVID-19 pandemic.
The debt-to-GDP ratio is a key indicator for determining the state’s credit rating and financial stability. In 2021, the public debt-to-GDP ratio, including municipalities, decreased by approximately 2.9% from 2020, to 68.8%. Additionally, government debt-to-GDP decreased to 67.0%, a 3.2% drop compared to 2020. In 2021, the government’s financial needs were below forecasts and revenues collected were higher than anticipated. Taken in combination, this resulted in lower government deficit than forecasted.
Table No. 30
Government & Public Debt
(In Billions of NIS at End of Year Prices)
	2017	2018	2019	2020	2021
Central Government	747.1	788.3	823.2	983.9	1,044.1
As percent of GDP	58.4%	58.8%	58.0%	70.2%	67.0%
Other Public Agencies(1)	22.4	21.7	20.7	21.5	28.2
As percent of GDP	1.8%	1.6%	1.5%	1.5%	1.8%
Total	769.5	810.0	843.9	1,005.4	1,072.3
As percent of GDP	60.2%	60.4%	59.5%	71.7%	68.8%

(1)
Including the debt of the local authorities, except the local authorities’ debt to the central Government.

Source:   Bank of Israel; Ministry of Finance; Central Bureau of Statistics.
Central Government Debt
In 2021, government debt increased by 6% to NIS 1,044 billion, compared to NIS 984 billion in 2020. This increase was mostly due to an uptick in net borrowing to meet the government’s financial needs. However, market factors such as a significant revaluation of the Israeli shekel against the U.S. dollar and the Euro partially offset the increase. As indicated in the table below, total central government debt comprises the outstanding amounts of tradable local currency debt, non-tradable local currency debt and foreign currency debt.

Table No. 31
Central Government Debt
(In Billions of NIS)
Segment	Description	2017	2018	2019	2020	2021
Tradable Local Currency Debt	Floating Rate	34.6	38.6	44.1	44.1	39.5
	Fixed Rate	221.7	228.1	237.9	310.7	334.7
	CPI-Linked	176.2	177.1	176.6	196.3	209.4
	Total	432.5	443.7	458.7	551.2	583.6
Non-Tradable Local Currency Debt(1)	Pension	157.5	171.3	192.7	210.0	250.3
	Insurance	51.5	52.1	54.5	54.5	54.7
	Other	7.5	7.5	7.6	7.5	7.6
	Total	216.6	230.9	254.7	271.9	312.6
Foreign Currency Debt	Israel Bonds	17.3	19.1	17.8	18.0	16.7
	Sovereign bonds	47.2	60.1	62.0	117.0	108.5
	Other (including loan facilities)	2.4	2.3	1.8	1.6	1.4
	Bonds guaranteed by the USA	31.2	32.3	28.1	24.2	21.4
	Total	98.1	113.7	109.8	160.8	147.9
Total Government Debt		747.1	788.3	823.2	983.9	1,044.1

(1)
All non-tradable local currency debt is CPI-linked.

Source:   Ministry of Finance.
Maturity of Debt
The average time to maturity of central government debt was 9.1 years at the end of 2021, compared to 9.2 years at the end of 2020.
Table No. 32
Maturity of Debt — Average Time to Maturity
(In Years)
	2017	2018	2019	2020	2021
Domestic Debt	7.9	8.0	8.1	8.1	8.2
Foreign Debt	7.2	7.2	8.9	15.6	15.1
Total Debt	7.8	7.9	8.2	9.2	9.1
Source:   Ministry of Finance.
In recent years, the Ministry of Finance has taken some major steps to increase the transferability and liquidity of its bonds. Between 1995 and 2021, the CPI-linked component in the overall domestic tradable debt decreased from 81% to 36%, and the USD-linked component decreased from 10.1% to 0%. Correspondingly, the Ministry of Finance reduced the number of bond series it issues and increased the average size per issue. As a result, the number of traded bond series fell sharply, from 152 in 1998 to only 33 at the end of 2021. In 2020, four series matured and four series were issued. The average series size increased from NIS 1 billion to NIS 19 billion over the same period.

Table No. 33
Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)
	2017	2018	2019	2020	2021
Tradable	59	61	87	165	119
Non-Tradable	30	26	32	26	46
Total	89	87	119	191	165
Source:   Ministry of Finance.
Domestic Government Debt
Domestic government debt comprises tradable and non-tradable debt. As of December 31, 2021, domestic government debt stood at NIS 896.2 billion, out of which NIS 583.6 billion was tradable debt, compared to NIS 312.6 billion in non-tradable debt. This reflects a 8.9% increase in total domestic government debt compared to 2020.
External Government Debt
As of December 31, 2021, the Government’s external debt stood at NIS 147.9 billion.
Table No. 34
Composition of External Government Debt
(In Billions of USD)
	2017	2018	2019	2020	2021
U.S. Loan Guarantees	9.0	8.6	8.1	7.5	6.9
Sovereign Issuances	13.6	16.0	17.9	36.4	34.9
Israel Bonds Organization	5.0	5.2	5.2	5.7	5.4
Other	0.7	0.6	0.5	0.5	0.4
Total External Debt	28.3	30.4	31.8	50.1	47.6
Over the last decade, Israel has made a major shift away from its classic external borrowing vehicle, the State of Israel Bonds Organization (“Israel Bonds”), in favor of public sovereign issuances. Nonetheless, Israel Bonds remain a reliable and important source of financing for the State, particularly under adverse circumstances, due to the special characteristics of the investors, individuals and institutions, including the worldwide Jewish community that has an interest in Israel. Israel Bonds raises capital through the following three organizations: Development Corporation for Israel (DCI), Development Company for Israel (International) Limited and Canada-Israel Securities, Limited (CISL). Bonds and notes issued through Israel Bonds are not transferable (except pursuant to certain exceptions). The State expects to continue issuing bonds through Israel Bonds in the future. As of December 31, 2021, the outstanding balance of bonds and notes issued through Israel Bonds was approximately $5.4 billion, representing approximately 11% of Israel’s governmental external debt. In 2021, the total funds raised through Israel Bonds amounted to $1.4 billion, a 30% decrease from the $1.8 billion raised in 2020.
Table No. 35
Total Funds Raised by Israel Bonds
(In Billions of USD)
	2017	2018	2019	2020	2021
Funds raised	1.27	1.26	1.31	1.81	1.35
Source:   Ministry of Finance.

Israel maintains a close economic, diplomatic, and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987.
In 1992, the United States approved up to $10 billion in loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program an additional year. In the years 2005, 2006, 2012, 2015, and 2019 the United States approved Israel’s request to extend the $9 billion program which, as of the last extension, is currently set to expire on September 30, 2023 with all unused guarantee amounts available for use until September 30, 2024. Between September 2003 and November 2004, Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the $9 billion loan guarantee program since November 2004, and $3.8 billion in U.S. loan guarantees (subject to the reductions described below) remains available. The $9 billion loan guarantee program aims to support Israel’s comprehensive economic program and to create conditions for high and sustainable growth. The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines as inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program.
Derivatives and Hedging Transactions
Israel has never utilized and currently does not anticipate utilizing derivative instruments for speculative purposes. As of December 31, 2021, the total debt denominated in foreign currency amounted to NIS 147.9 billion, which comprised 14% of total government debt. In addition, the mix of foreign currency debt is characterized by the predominance of USD-denominated debt. As of December 31, 2021, 68% of foreign currency debt was USD-denominated, 30% was denominated in Euro and the remainder was in other currencies. Israel carries out hedging transactions, short-term USD-NIS forward transactions, short-term EUR-NIS forward transactions and long-term swap transactions. USD-NIS swap transactions enable the reduction of exposure to foreign currency risk, and EUR-USD transactions enable diversification of such exposure. As of December 31, 2021, the composition of Israel’s hedged debt portfolio was as follows: 58% USD, 25% Euro, 16% NIS and 1% in other currencies.
Hedging transactions enable the reduction of market risk (currency risk) but expose Israel to credit risk, particularly counterparty risk. Credit risk is managed within the framework of shelf agreements by the International Swap and Derivative Association (ISDA). ISDA regulates the legal processes for the transfer of guarantees. In accordance with ISDA’s Credit Support Annex, a margin call is carried out according to the fair value of the transaction (mark-to-market) and the threshold is set forth in the agreement.
As of December 31, 2021, Israel’s stock of swap transactions amounted to $9.1 billion, of which EUR- NIS transactions amounted to $2.3 billion. USD-NIS transactions amounted to $6.5 billion, JPY-EUR transactions amounted to $124 million and USD-CPI-linked NIS transactions amounted to $50 million. As of December 31, 2021, the mark-to-market value of all transactions stood at $829 million in favor of the counterparties.

Table No. 36
Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2021)
MM $	USD	CAD	EUR	GBP	JPY	Total
State of Israel bonds	4,757	535	27	39	—	5,358
Loans from foreign governments and other loans	247	—	196	—	—	443
Tradable bonds guaranteed by the U.S. Government	6,869	—	—	—	—	6,869
Sovereign bonds – unguaranteed	20,669	—	13,806	137	270	34,882
Total	32,543	535	14,029	176	270	47,554
Source:   Ministry of Finance.
Net Public Debt
Net public debt as of December 31, 2021 was NIS 947.5 billion (60.8% of GDP), comprising NIS 786.7 billion in local currency debt and NIS 160.8 billion in foreign currency debt. In 2020, the net public debt stood at NIS 946.6 billion (67.6% of GDP). In 2021 the ratio of net public debt-to-GDP decreased by 6.8%, which was primarily attributable to the strong economic recovery from the COVID-19 pandemic, and the phasing-out of the Government’s expenditures in response to the pandemic. The Government deficit fell from 11.4% of GDP in 2020 to 4.4% of GDP in 2021, due to the decrease in expenditures on COVID-19 support programs as morbidity and pandemic-related restrictions declined, while tax revenues rose significantly. The ratio of tax revenue to GDP increased by 2.2% of GDP between 2020 and 2021, alongside the recovery of GDP, and was 1.9% of GDP higher than in 2019.
Table No. 37
Net Public Debt(1)
(In Billions of NIS at Current Prices)
	2017	2018	2019	2020	2021
Local Currency(2)	624.7	649.8	695.9	785.9	786.7
Foreign Currency(3)	98.1	113.7	109.4	160.8	160.8
Total	722.8	763.5	805.4	946.6	947.5

(1)
Net public debt includes the debt of the local authorities, except the local authorities’ debt to the central Government.

(2)
In 2021, domestic net public debt decreased in real terms (at end-of-year 2020 constant prices) by 2.62%, to NIS 765.3 billion.

(3)
Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market and includes residents’ holdings of foreign currency- denominated Government bonds issued in the global market.

Source:   Bank of Israel.
Table No. 38
Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)
	2017	2018	2019	2020	2021
Local Currency	48.8%	48.4%	49.1%	56.1%	50.5%
Foreign Currency(1)	7.7%	8.5%	7.7%	11.5%	10.3%
Total	56.5%	56.9%	56.8%	67.5%	60.8%

(1)
Foreign currency public debt is defined as the Government’s foreign-currency denominated liabilities.

Source:   Bank of Israel; Central Bureau of Statistics.
Domestic Public Debt
Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as gross domestic government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector and government deposits in the Bank of Israel. The net public debt includes debt of local authorities, but excludes their debt to the Government. As of December 31, 2021, the domestic net public debt was NIS 786.7 billion, as compared with NIS 785.9 billion as of December 31, 2020. The domestic public debt is comprised of transferable and non-transferable debt, which is raised through the issuance of shekel-denominated bonds. Non-transferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of non-transferable debt as a portion of the total domestic debt has increased to approximately 35%, mainly due to the increase of pension fund- designated bond issuances (see “Public Finance — Pension Funds” above).
External Public Debt
Unless otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For the purpose of this definition, the public sector includes the Government, the Bank of Israel and the national institutions. The data presented does not include currency swap transactions.
The net external debt is defined as the public and private sectors’ external debt, less foreign (debt instrument) assets of both sectors.
Table No. 39
Net External Debt
(in Billions of USD)
	2017	2018	2019	2020	2021
Net External Debt	-164.2	-156.4	-170.3	-202.5	-224.9
As percent of GDP	-46.2%	-41.9%	-42.8%	-49.6%	-46.5%
Source:   Bank of Israel; Central Bureau of Statistics.
The Government is the principal borrower of external public debt. In 2021, the public sector’s share of gross external debt amounted to 50.9%, compared to 47.7% in 2020, 38.1% in 2019, 38.8% in 2018 and 35.4% in 2017. The share of the public sector gross external debt as a percentage of the total government debt was 24.6% in 2021, compared to 20.3% in 2020, 16.5% in 2019, 17.4% in 2018 and 14.8% in 2017 (in each case, at year-end).
Total public sector external debt in 2021 amounted to $82.4 billion, compared to $62.2 billion in 2020, $39.3 billion in 2019, $36.5 billion in 2018, and $31.9 billion in 2017. The total public sector external assets in 2021 amounted to $219.8 billion, compared to $176.1 billion in 2020, $128.8 billion in 2019, $118.0 billion in 2018, and $115.7 billion in 2017.
The net external debt of the public sector is defined as the public sector’s external debt less foreign assets of the public sector.

Table No. 40
Outstanding Public Sector External Debt
(End-year Balances in Millions of USD)
	2017	2018	2019	2020	2021
Public sector external debt(1)
Foreign governments and international institutions	1,679	1,580	1,462	1,527	4,042
Negotiable bonds guaranteed by the U.S. government	9,324	8,856	8,422	7,998	7,309
Negotiable bonds – unguaranteed	15,882	20,815	24,123	46,926	65,591
State of Israel bonds	4,909	5,104	5,163	5,596	5,327
Other	127	184	186	185	158
Total	31,921	36,539	39,356	62,233	82,426
Total public sector external assets	115,691	118,023	128,816	176,144	219,775
Net public sector external debt	-83,770	-81,484	-89,460	-113,911	-137,349
(as percent of GDP)	-23.6%	-21.8%	-22.5%	-27.9%	-28.4%

(1)
Includes accrued interest.

Source:   Ministry of Finance and Bank of Israel.
Table No. 41
Forward Amortization of External Debt — Principal Payments
(in Millions of USD)(1)
	2022	2023	2024	2025	2026	2027 onwards
Public sector	22,286	6,103	7,253	2,268	2,830	38,885
Foreign governments and international institutions	27	18	12	7	5	3,971
Negotiable bonds guaranteed by the U.S. government	129	2,017	1,840	68	48	451
Negotiable bonds – unguaranteed	20,715	2,399	4,614	1,523	2,392	33,946
State of Israel bonds	1,401	1,655	773	656	371	430
Other	14	14	14	14	14	87
Private sector	3,102	5,500	6,762	6,835	3,771	6,765
Financial loans	1,290	1,720	2,150	2,150	1,290	0
Bonds	197	1,626	1,921	1,994	865	6,765
Equity-holders’ loans	1,615	2,153	2,692	2,692	1,615	0
Total direct credit external liabilities (Debt Instruments)	25,389	11,603	14,015	9,104	6,601	45,650

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments. Excludes trade credit and banking system data. The data do not include accrued interest.

Source:   Ministry of Finance and Bank of Israel.

Table No. 42
Forward Amortization of External Debt — Interest Payments
(In Millions of USD)(1)
	2022	2023	2024	2025	2026	2027 onwards
Public sector	1,849	1,752	1,431	1,092	976	15,079
Foreign governments and international institutions	6	6	5	4	4	107
Negotiable bonds guaranteed by the U.S. government	946	911	634	408	312	216
Negotiable bonds – unguaranteed	770	734	722	633	622	14,542
State of Israel bonds	115	89	58	36	27	60
Other	12	12	12	11	11	154
Private sector	641	655	521	409	337	1,940
Financial loans	94	80	61	37	14	0
Bonds	511	544	436	357	318	1,940
Equity-holders’ loans	36	31	24	15	5	0
Total direct credit external liabilities (Debt Instruments)	2,490	2,407	1,952	1,501	1,313	17,019

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments. Excludes trade credit and banking system data.

Source:   Ministry of Finance and Bank of Israel calculations.
State Guarantees
The Government may issue, in certain cases, financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees generally require the payment of a fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate amount of all obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year excluding development budget. In exceptional circumstances, the Government may increase the rate to 25% for a period that may not exceed 18 months.
Government guarantees fall into four categories:
•
Guarantees to support economic activities, including encouragement of capital investment and lending to SME;

•
Guarantees to support foreign trade, including export guarantees against foreign, political, and commercial risks made through ASHR’A, the Israel Foreign Trade Risks Insurance Corporation Ltd., a Government-controlled company, or through two private export insurance companies;

•
Special guarantees to support Government-controlled entities, including entities in the infrastructure sectors such as IEC, or to support other enterprises or activities on a case-by-case basis; and

•
Special Guarantees to support SME and large enterprises that were affected by the COVID-19 pandemic. The Government has initiated two main programs in this category:

•
Establishing a dedicated guarantee loan fund designed for small, medium and large businesses. The purpose of the fund is to assist businesses that have encountered cash flow difficulties, due to restrictions imposed by the Government to contain the spread of COVID-19, to obtain loans from the banking system. To further assist businesses in the recovery process and accelerate business activity, the Government allowed the banking system to extend the initial loan repayment period from five to ten years, and allowed a second grace period of up to an additional 12 months. As of May 1, 2022, the COVID-19 loan fund has closed for new applications.

•
Assisting Israeli exporters and local businesses in the field of short-term credit insurance, during the COVID-19 period, with the aim of encouraging economic growth and employment by providing a guarantee to top up cover beyond the basic coverage of the private insurance companies to their customers. The Top Up Cover program is expected to end on December 31, 2022.

The guarantees, the associated fees and other receipts are included in the national accounts. As of December 31, 2021, approximately $5 billion in State guarantees remained outstanding. The following table sets forth the State guarantees granted to secure third parties’ indebtedness by category.
Table No. 43
State Guarantees
(In Millions of NIS)
	As of December 31, 2020		As of December 31, 2021
	Grouping(1)	Exposure	Effective Limits of the Program	Exposure
Small- and Medium-Sized Business Funds	(i)	684	975	689
Energy Efficiency Fund	(i)	—	190	0.18
International Trade	(ii)	8,145	10,885	7,424
Housing	(iii)	600	—	—
Israel Electric Corporation Ltd	(iii)	215	162	162
COVID-19 loan fund	(iv)(a)	4,486	5,412	5,163
Top Up Cover 2020	(iv)(b)	2,163	2,660	2,228
Total		16,293	20,284	15,666

(1)
Refers to groupings (i), (ii), (iii) and (iv) described under “State Guarantees,” above.

Source:   Ministry of Finance.
In light of the Russian invasion of the Ukraine and the international sanctions imposed on Russia, certain insurance firms for El Al Airways to Israel Ltd. (“El-Al”) announced that they would cease providing insurance coverage for flights to Russia. El-Al was therefore rendered unable to operate flights on the Israel-Russia route, due to the requirements for such insurance coverage in El-Al’s existing agreements with aircraft leasing companies, banks and other stakeholders.
However, with many Israeli residents living in Russia and the exercisable birthright of Russian Jews to immigrate to Israel, the Israeli Government decided to support the protraction of direct flights between Israel and Russia, and on March 3, 2022, the Accountant General provided a state guarantee to El-Al in the total amount of $2 billion in lieu of insurance coverage for such flights. The state guarantee was given for a fixed period and can be extended from time to time, for a period of one week at a time, depending on several factors, including ongoing developments in the Russia-Ukraine conflict, the need for continued operation of such flights and any changes to international sanctions.

DEBT RECORD
Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.
Loans from the Government of the Federal Republic of Germany
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2021 (In Millions)(1)
2.0	Dec. 1992	Dec. 2022	EUR	3.6
2.0	Dec. 1993	Dec. 2023	EUR	9.2
2.0	Dec. 1994	Dec. 2024	EUR	7.7
2.0	Jun. 1995	Jun. 2025	EUR	12.5
2.0	Dec. 1996	Dec. 2026	EUR	11.5
2.0	Jan. 1998	Dec. 2027	EUR	7.6
2.0	Sep. 2000	Dec. 2030	EUR	2.0
2.0	Dec. 2001	Dec. 2030	EUR	4.5
2.0	Dec. 2003	Dec. 2030	EUR	0.5
2.0	Dec. 2004	Dec. 2030	EUR	0.9
2.0	Aug. 2005	Dec. 2030	EUR	0.9
2.0	Dec. 2006	Dec. 2030	EUR	1.5
2.0	Dec. 2007	Dec. 2030	EUR	0.8

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
Loans from Non-Israeli Banks
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2021 (In Millions)(1)
4.157	Dec. 2009	Dec. 2029	EUR	70.5
3.571	Jan. 2012	Jan. 2032	EUR	38.6

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.

International Capital Markets Issues
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2021 (In Millions)(1)
7.25	Dec.1998	Dec. 2028	USD	250
6.875	Oct. 1999	Oct. 2034	GBP	100
4.00	Jan. 2012	Jun. 2022	USD	1,500
3.15	Jan. 2013	Jun. 2023	USD	1,000
4.5	Jan. 2013	Jan. 2043	USD	1,000
2.875	Jan. 2014	Jan. 2024	EUR	1,500
4.5	Mar. 2016	Jan. 2043	USD	500
2.875	Mar. 2016	Mar. 2026	USD	1,000
4.5	Oct. 2016	Jan. 2043	USD	200
1.5	Jan. 2017	Jan. 2027	EUR	1,500
2.375	Jan. 2017	Jan. 2037	EUR	750
3.25	Jan. 2018	Jan. 2028	USD	1,000
4.125	Jan. 2018	Jan. 2048	USD	1,000
1.5	Jan. 2019	Jan. 2029	EUR	1,250
2.5	Jan. 2019	Jan. 2049	EUR	1,250
2.0	Jul. 2019	Jul. 2069	EUR	500
0.15	Aug. 2019	Aug. 2026	JPY	15,000
2.5	Jan. 2020	Jan. 2030	USD	1,000
3.375	Jan. 2020	Jan. 2050	USD	2,000
2.875	Apr. 2020	Jan. 2024	EUR	500
1.5	Apr. 2020	Jan. 2029	EUR	200
2.75	Apr. 2020	Jul. 2030	USD	2,000
3.875	Apr. 2020	Jul. 2050	USD	2,000
4.5	Apr. 2020	Apr. 2120	USD	1,000
2.0	Apr. 2020	Jul. 2069	EUR	150
1.5	Apr. 2020	Jan. 2029	EUR	200
2.875	Apr. 2020	Jan. 2024	EUR	250
2.875	May. 2020	Jan. 2024	EUR	350
3.8	May. 2020	May. 2060	USD	5,000
2.0	Jul. 2020	Jul. 2069	EUR	350
0	Jul. 2020	Jul. 2022	EUR	500
0	Jul. 2020	Jul. 2022	EUR	950
0.315	Jul. 2020	Jul. 2023	JPY	16,000
1.5	Aug. 2020	Jan. 2027	EUR	250
2.875	Oct. 2020	Jan. 2024	EUR	550
0	Oct. 2020	Jul. 2022	EUR	600
2.875	Oct. 2020	Jan. 2024	EUR	400

(1)
Data excludes accrued interest on debt outstanding.

(2)
In January 2022, the Government raised €1.5 billion through an EMTN offering of 0.625% bonds due January 2032.

Source: Ministry of Finance.

STATE OF ISRAEL BONDS
ISSUED THROUGH THE DEVELOPMENT CORPORATION FOR ISRAEL
18K REPORT FOR BONDS AS OF DECEMBER 31, 2021
ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in Millions)
INSTITUTIONAL ISSUES
LFRI INSTITUTIONAL PP 8TH ISSUE 5 YEARS	LIBORUSD06 – 1.00 – 1.10	JAN 2017 – MAR 2018	JAN 2022 – MAR 2023	USD	31.00
LFRI INSTITUTIONAL PP 9TH ISSUE 5 YEARS	LIBORUSD06 – 0.85 – 0.95	MAY 2018 – SEP 2018	MAY 2023 – SEP 2023	USD	6.00
INSTITUTIONAL JUBILEE PP 7TH ISSUE 5 YEARS	3.21 – 3.71	JAN 2017 – MAR 2018	JAN 2022 – MAR 2023	USD	63.50
INSTITUTIONAL JUBILEE PP 8TH ISSUE 2 YEARS	1.15 – 1.46	JUN 2020 – NOV 2020	JUN 2022 – NOV 2022	USD	15.00
INSTITUTIONAL JUBILEE PP 8TH ISSUE 3 YEARS	1.25 – 3.35	FEB 2019 – NOV 2020	FEB 2022 – NOV 2023	USD	79.70
INSTITUTIONAL JUBILEE PP 8TH ISSUE 5 YEARS	1.35 – 3.72	JAN 2019 – FEB 2021	JAN 2024 – FEB 2026	USD	207.90
INSTITUTIONAL JUBILEE PP 9TH ISSUE 2 YEARS	0.77 – 0.78	FEB 2021 – MAR 2021	FEB 2023 – MAR 2023	USD	4.50
INSTITUTIONAL JUBILEE PP 9TH ISSUE 3 YEARS	1.03 – 1.17	APR 2021 – AUG 2021	APR 2024 – AUG 2024	USD	8.00
INSTITUTIONAL JUBILEE PP 9TH ISSUE 5 YEARS	1.51 – 1.83	MAR 2021 – MAY 2021	MAR 2026 – MAY 2026	USD	10.00
INSTITUTIONAL JUBILEE PP 10TH ISSUE 2 YEARS	0.94 – 0.99	SEP 2021 – NOV 2021	SEP 2023 – NOV 2023	USD	0.70
INSTITUTIONAL JUBILEE PP 10TH ISSUE 3 YEARS	1.47	NOV 2021 – NOV 2021	NOV 2024 – NOV 2024	USD	1.50
INSTITUTIONAL JUBILEE PP 10TH ISSUE 5 YEARS	2.07	OCT 2021 – OCT 2021	OCT 2026 – OCT 2026	USD	5.00
INSTITUTIONAL REINVESTMENT BONDS
REINVESTMENT SAVINGS BOND 6TH INTERN’L	2.41 – 3.24	JAN 2019 – AUG 2019	JAN 2022 – AUG 2022	USD	0.17
REINVESTMENT SAVINGS BOND 7TH INTERN’L	1.26 – 2.47	AUG 2019 – AUG 2020	AUG 2022 – AUG 2023	USD	1.55
REINVESTMENT SAVINGS BOND 8TH INTERN’L	0.28 – 1.24	SEP 2020 – DEC 2020	SEP 2023 – DEC 2023	USD	0.01
REINVESTMENT SAVINGS BOND 9TH INTERN’L	0.68 – 1.06	JAN 2021 – AUG 2021	JAN 2024 – AUG 2024	USD	0.60
REINVESTMENT SAVINGS BOND 10TH INTERN’L	1.17 – 1.36	SEP 2021 – DEC 2021	SEP 2024 – DEC 2024	USD	0.11
JUBILEE
JUBILEE 7TH ISSUE 10 Y CASH	3.45 – 4.13	JAN 2012 – JUN 2013	JAN 2022 – JUN 2023	USD	197.18
JUBILEE 8TH ISSUE 10 Y CASH	3.80 – 4.51	JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	254.60
JUBILEE 9TH ISSUE 10 Y CASH	3.12 – 3.93	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	143.84
JUBILEE 10TH ISSUE 5 Y CASH	2.75 – 3.60	JAN 2017 – APR 2018	JAN 2022 – APR 2023	USD	211.97
JUBILEE 10TH ISSUE 10 Y CASH	3.10 – 4.26	SEP 2015 – APR 2018	SEP 2025 – APR 2028	USD	215.25
JUBILEE 11TH ISSUE 2 Y CASH	0.14 – 1.93	JAN 2020 – SEP 2021	JAN 2022 – SEP 2023	USD	811.05
JUBILEE 11TH ISSUE 3 Y CASH	0.20 – 3.21	JAN 2019 – SEP 2021	JAN 2022 – SEP 2024	USD	506.48
JUBILEE 11TH ISSUE 5 Y CASH	0.44 – 3.95	MAY 2018 – SEP 2021	MAY 2023 –SEP 2026	USD	617.53
JUBILEE 11TH ISSUE 10 Y CASH	1.33 – 4.46	MAY 2018 – SEP 2021	MAY 2028 –SEP 2031	USD	187.78

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in Millions)
JUBILEE 11TH ISSUE 15 Y CASH	1.58 – 4.71	MAY 2018 – SEP 2021	MAY 2033 –SEP 2036	USD	56.75
JUBILEE 12TH ISSUE 2 Y CASH	0.50 – 0.90	SEP 2021 – DEC 2021	SEP 2023 – DEC 2023	USD	109.63
JUBILEE 12TH ISSUE 3 Y CASH	1.15 – 1.36	SEP 2021 – DEC 2021	SEP 2024 – DEC 2024	USD	48.58
JUBILEE 12TH ISSUE 5 Y CASH	1.72 – 1.92	SEP 2021 – DEC 2021	SEP 2026 – DEC 2026	USD	40.81
JUBILEE 12TH ISSUE 10 Y CASH	2.60 – 2.80	SEP 2021 – DEC 2021	SEP 2031 – DEC 2031	USD	9.33
JUBILEE 12TH ISSUE 15 Y CASH	2.84 – 3.04	SEP 2021 – DEC 2021	SEP 2036 – DEC 2036	USD	1.29
JUBILEE 11TH ISSUE 2 Y FINANCING	1.00 – 1.10	AUG 2020 – SEP 2021	AUG 2022 – SEP 2023	USD	101.85
JUBILEE 12TH ISSUE 2 Y FINANCING	1.10	SEP 2021 – DEC 2021	SEP 2023 – DEC 2023	USD	38.90
JUBILEE 1ST INTERNATIONAL ISSUE 10 YEARS	3.75 – 4.51	JUN 2013 – NOV 2013	JUN 2023 – NOV 2023	USD	0.70
JUBILEE 2ND INTERNATIONAL ISSUE 10 YEARS	3.81 – 4.50	JAN 2014 – OCT 2014	JAN 2024 – OCT 2024	USD	1.56
JUBILEE 3RD INTERNATIONAL ISSUE 10 YEARS	3.31 – 3.93	NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	18.40
JUBILEE 4TH INTERNATIONAL ISSUE 10 YEARS	3.10 – 3.91	OCT 2015 – OCT 2016	OCT 2025 – OCT 2026	USD	12.76
JUBILEE 5TH INTERNATIONAL ISSUE 5 YEARS	2.88 – 3.20	JAN 2017 – AUG 2017	JAN 2022 – AUG 2022	USD	3.76
JUBILEE 5TH INTERNATIONAL ISSUE 10 YEARS	3.12 – 4.08	OCT 2016 – AUG 2017	OCT 2026 – AUG 2027	USD	7.34
JUBILEE 6TH INTERNATIONAL ISSUE 5 YEARS	2.96 – 3.94	NOV 2017 – AUG 2018	NOV 2022 – AUG 2023	USD	0.48
JUBILEE 6TH INTERNATIONAL ISSUE 10 YEARS	3.60 – 4.46	NOV 2017 – AUG 2018	NOV 2027 – AUG 2028	USD	9.58
JUBILEE 7TH INTERNATIONAL ISSUE 3 YEARS	2.47 – 3.20	FEB 2019 – JUL 2019	FEB 2022 – JUL 2022	USD	0.24
JUBILEE 7TH INTERNATIONAL ISSUE 5 YEARS	2.65 – 3.95	OCT 2018 – JUL 2019	OCT 2023 – JUL 2024	USD	1.02
JUBILEE 7TH INTERNATIONAL ISSUE 10 YEARS	3.36 – 4.40	OCT 2018 – AUG 2019	OCT 2028 – AUG 2029	USD	5.27
JUBILEE 7TH INTERNATIONAL ISSUE 15 YEARS	3.60 – 4.56	OCT 2018 – JUL 2019	OCT 2033 – JUL 2034	USD	4.18
JUBILEE 8TH INTERNATIONAL ISSUE 2 YEARS	1.06 – 1.93	JAN 2020 – AUG 2020	JAN 2022 – AUG 2022	USD	33.88
JUBILEE 8TH INTERNATIONAL ISSUE 3 YEARS	1.24 – 2.15	NOV 2019 – AUG 2020	NOV 2022 – AUG 2023	USD	2.89
JUBILEE 8TH INTERNATIONAL ISSUE 5 YEARS	1.51 – 2.50	SEP 2019 – AUG 2020	SEP 2024 – AUG 2025	USD	1.27
JUBILEE 8TH INTERNATIONAL ISSUE 10 YEARS	2.33 – 3.20	SEP 2019 – JUL 2020	SEP 2029 – JUL 2030	USD	5.41
JUBILEE 8TH INTERNATIONAL ISSUE 15 YEARS	2.74 – 3.44	SEP 2019 – MAY 2020	SEP 2034 – MAY 2035	USD	0.31
JUBILEE 9TH INTERNATIONAL ISSUE 2 YEARS	1.00 – 1.10	SEP 2020 – NOV 2020	SEP 2022 – NOV 2022	USD	4.50
JUBILEE 9TH INTERNATIONAL ISSUE 5 YEARS	0.51	DEC 2020 – DEC 2020	DEC 2025 – DEC 2025	USD	0.03
JUBILEE 9TH INTERNATIONAL ISSUE 10 YEARS	1.71 – 2.23	SEP 2020 – NOV 2020	SEP 2030 – NOV 2030	USD	1.14
JUBILEE 9TH INTERNATIONAL ISSUE 15 YEARS	2.48	NOV 2020 – NOV 2020	NOV 2035 – NOV 2035	USD	0.03
JUBILEE 10TH INTERNATIONAL ISSUE 2 YEARS	0.53 – 0.81	JAN 2021 – AUG 2021	JAN 2023 – AUG 2023	USD	13.74

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in Millions)
JUBILEE 10TH INTERNATIONAL ISSUE 3 YEARS	0.73 – 1.06	MAR 2021 – SEP 2021	MAR 2024 – SEP 2024	USD	24.09
JUBILEE 10TH INTERNATIONAL ISSUE 5 YEARS	1.36 – 1.70	MAR 2021 – AUG 2021	MAR 2026 – AUG 2026	USD	1.10
JUBILEE 10TH INTERNATIONAL ISSUE 10 YEARS	2.23 – 2.86	FEB 2021 – AUG 2021	FEB 2031 – AUG 2031	USD	7.43
JUBILEE 10TH INTERNATIONAL ISSUE 15 YEARS	2.50 – 3.11	MAR 2021 – SEP 2021	MAR 2036 – SEP 2036	USD	2.25
JUBILEE 11TH INTERNATIONAL ISSUE 2 YEARS	0.72 – 0.90	SEP 2021 – DEC 2021	SEP 2023 – DEC 2023	USD	50.45
JUBILEE 11TH INTERNATIONAL ISSUE 3 YEARS	1.16 – 1.32	SEP 2021 – NOV 2021	SEP 2024 – NOV 2024	USD	0.91
JUBILEE 11TH INTERNATIONAL ISSUE 5 YEARS	1.75 – 1.92	SEP 2021 – DEC 2021	SEP 2026 – DEC 2026	USD	0.27
JUBILEE 11TH INTERNATIONAL ISSUE 10 YEARS	2.60 – 2.73	SEP 2021 – DEC 2021	SEP 2031 – DEC 2031	USD	5.19
JUBILEE 11TH INTERNATIONAL ISSUE 15 YEARS	2.85 – 2.98	SEP 2021 – NOV 2021	SEP 2036 – NOV 2036	USD	0.23
MACCABEE BONDS 7TH ISSUE 10 YEARS	3.20 – 3.51	AUG 2012 – JUN 2013	AUG 2022 – JUN 2023	USD	10.42
MACCABEE BONDS 8TH ISSUE 10 YEARS	3.67 – 4.30	JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	23.28
MACCABEE BONDS 9TH ISSUE 10 YEARS	2.97 – 3.80	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	16.61
MACCABEE BONDS 10TH ISSUE 5 YEARS	2.60 – 3.44	JAN 2017 – APR 2018	JAN 2022 – APR 2023	USD	16.97
MACCABEE BONDS 10TH ISSUE 10 YEARS	2.95 – 4.11	SEP 2015 – APR 2018	SEP 2025 – APR 2028	USD	25.91
MACCABEE BONDS 11TH ISSUE 2 YEARS	0.14 – 1.78	JAN 2020 – SEP 2021	JAN 2022 – SEP 2023	USD	15.77
MACCABEE BONDS 11TH ISSUE 3 YEARS	0.20 – 3.06	JAN 2019 – SEP 2021	JAN 2022 – SEP 2024	USD	8.83
MACCABEE BONDS 11TH ISSUE 5 YEARS	0.44 – 3.80	MAY 2018 – SEP 2021	MAY 2023 – SEP 2026	USD	43.02
MACCABEE BONDS 11TH ISSUE 10 YEARS	1.21 – 4.31	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	USD	9.68
MACCABEE BONDS 11TH ISSUE 15 YEARS	1.43 – 4.56	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	USD	2.94
MACCABEE BONDS 12TH ISSUE 2 YEARS	0.50 – 0.75	SEP 2021 – DEC 2021	SEP 2023 – DEC 2023	USD	3.30
MACCABEE BONDS 12TH ISSUE 3 YEARS	1.00 – 1.21	SEP 2021 – DEC 2021	SEP 2024 – DEC 2024	USD	1.47
MACCABEE BONDS 12TH ISSUE 5 YEARS	1.57 – 1.77	SEP 2021 – DEC 2021	SEP 2026 – DEC 2026	USD	2.74
MACCABEE BONDS 12TH ISSUE 10 YEARS	2.44 – 2.64	SEP 2021 – DEC 2021	SEP 2031 – DEC 2031	USD	1.05
MACCABEE BONDS 12TH ISSUE 15 YEARS	2.70 – 2.90	SEP 2021 – DEC 2021	SEP 2036 – DEC 2036	USD	0.27
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 10Y	3.61 – 4.16	FEB 2014 – OCT 2014	FEB 2024 – OCT 2024	USD	0.13
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 10Y	3.30 – 3.78	NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	0.12
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 10Y	3.01 – 3.76	NOV 2015 – AUG 2016	NOV 2025 – AUG 2026	USD	0.15
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 5Y	2.77 – 2.90	FEB 2017 – JUL 2017	FEB 2022 – JUL 2022	USD	0.06
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 10Y	3.58 – 3.84	FEB 2017 – JUL 2017	FEB 2027 – JUL 2027	USD	0.03
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 5Y	2.88 – 3.70	OCT 2017 – AUG 2018	OCT 2022 – AUG 2023	USD	0.05
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 10Y	4.03 – 4.31	APR 2018 – AUG 2018	APR 2028 – AUG 2028	USD	0.11
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 3Y	2.76 – 2.78	JAN 2019 – APR 2019	JAN 2022 – APR 2022	USD	0.03

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in Millions)
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 5Y	2.53 – 3.70	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	USD	0.05
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 10Y	3.27 – 4.25	OCT 2018 – JUL 2019	OCT 2028 – JUL 2029	USD	0.21
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 15Y	4.46	NOV 2018 – NOV 2018	NOV 2033 – NOV 2033	USD	0.02
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 2Y	0.91 – 1.77	FEB 2020 –AUG 2020	FEB 2022 – AUG 2022	USD	0.06
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 3Y	1.10 – 2.00	DEC 2019 –AUG 2020	DEC 2022 – AUG 2023	USD	0.10
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 5Y	1.40 – 2.26	OCT 2019 – JUL 2020	OCT 2024 – JUL 2025	USD	0.07
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 10Y	2.34 – 3.22	AUG 2019 – MAR 2020	AUG 2029 – MAR 2030	USD	0.06
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 2Y	0.86	NOV 2020– NOV 2020	NOV 2022 – NOV 2022	USD	0.01
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 3Y	0.95	NOV 2020 –NOV 2020	NOV 2023 – NOV 2023	USD	0.01
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 5Y	0.51 – 1.30	SEP 2020 – DEC 2020	SEP 2025 – DEC 2025	USD	0.01
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 15Y	2.3	SEP 2020 – SEP 2020	SEP 2035 – SEP 2035	USD	0.01
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 2Y	0.40 – 0.58	FEB 2021 – AUG 2021	FEB 2023 – AUG 2023	USD	0.09
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 3Y	0.58 – 0.87	FEB 2021 – AUG 2021	FEB 2024 – AUG 2024	USD	0.02
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 5Y	1.05	FEB 2021 – FEB 2021	FEB 2026 – FEB 2026	USD	0.02
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 10Y	2.08 – 2.71	FEB 2021 – AUG 2021	FEB 2031 – AUG 2031	USD	0.03
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 15Y	2.86	MAY 2021 – MAY 2021	MAY 2036 – MAY 2036	USD	0.02
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 2Y	0.57	DEC 2021 – DEC 2021	DEC 2023 – DEC 2023	USD	0.02
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 3Y	1.01	SEP 2021 – SEP 2021	SEP 2024 – SEP 2024	USD	0.01
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 15Y	2.70	SEP 2021 – SEP 2021	SEP 2036 – SEP 2036	USD	0.02
LIBOR FLOATING RATE ISSUE BONDS
LFRI 16TH ISSUE 2Y FINANCING	LIBORUSD06 – 0.70 – 0.90	JAN 2020 – SEP 2020	JAN 2022 – SEP 2022	USD	25.20
LFRI 5TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.90 – 0.95	JAN 2017 – JUL 2017	JAN 2022 – JUL 2022	USD	10.32
LFRI 6TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.80	APR 2018 – JUL 2018	APR 2023 – JUL 2023	USD	1.01
LFRI 7TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.40	NOV 2018 – JAN 2019	NOV 2023 – JAN 2024	USD	35.07
LFRI-15TH ISSUE 5Y CASH	LIBORUSD06 – 0.60 – 0.95	JAN 2017 – APR 2018	JAN 2022 – APR 2023	USD	31.97
LFRI-16TH ISSUE 2Y CASH	LIBORUSD06 – 0.00	JAN 2020 – JAN 2020	JAN 2022 – JAN 2022	USD	2.23
LFRI-16TH ISSUE 3Y CASH	LIBORUSD06 – 0.00	JAN 2019 – JAN 2019	JAN 2022 – JAN 2022	USD	0.43
LFRI-16TH ISSUE 5Y CASH	LIBORUSD06 – 0.40 – 0.80	MAY 2018 – JAN 2019	MAY 2023 – JAN 2024	USD	10.49

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in Millions)
SAVINGS BOND
MAZEL TOV 7TH ISSUE 5 YEARS	3.15 – 4.04	JAN 2017 – MAY 2018	JAN 2022 – MAY 2023	USD	46.99
MAZEL TOV 8TH ISSUE 5 YEARS	1.68 – 4.38	JUN 2018 – SEP 2021	JUN 2023 – SEP 2026	USD	82.97
MAZEL TOV 9TH ISSUE 5 YEARS	2.38 – 2.61	OCT 2021 – DEC 2021	OCT 2026 – DEC 2026	USD	6.28
EMITZVAH SAVING 7TH ISSUE 5 YEARS	3.15 – 4.04	JAN 2017 – MAY 2018	JAN 2022 – MAY 2023	USD	0.39
EMITZVAH SAVING 8TH ISSUE 5 YEARS	1.68 – 4.43	JUN 2018 – DEC 2021	JUN 2023 – DEC 2026	USD	0.89
EMAZEL TOV SAVINGS 9TH ISSUE 5Y	2.48 – 2.71	OCT 2021 – DEC 2021	OCT 2026 – DEC 2026	USD	4.76
MAZAL TOV SAVINGS BOND 5TH INTERNATIONAL 5Y	2.90 – 3.02	JAN 2017 – OCT 2017	JAN 2022 – OCT 2022	USD	0.42
MAZAL TOV SAVINGS BOND 6TH INTERNATIONAL 5Y	3.33 – 4.23	NOV 2017 – OCT 2018	NOV 2022 – OCT 2023	USD	0.35
MAZAL TOV SAVINGS BOND 7TH INTERNATIONAL 5Y	3.22 – 4.38	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	USD	0.38
MAZAL TOV SAVINGS BOND 8TH INTERNATIONAL 5Y	2.57	APR 2020 –APR 2020	APR 2025 – APR 2025	USD	0.04
MAZAL TOV SAVINGS BOND 9TH INTERNATIONAL 5Y	1.92	JAN 2021 – JAN 2021	JAN 2026 – JAN 2026	USD	0.01
MAZAL TOV SAVINGS BOND 10TH INTERNATIONAL 5Y	1.90 – 2.41	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	USD	0.48
MAZAL TOV SAVINGS BOND 11TH INTERNATIONAL 5Y	2.38 – 2.61	OCT 2021 – DEC 2021	OCT 2026 – DEC 2026	USD	0.12
SABRA SAVING 8TH ISSUE 1 YEAR	0.10 – 0.25	JAN 2021 – MAY 2021	JAN 2022 – MAY 2022	USD	20.46
SABRA SAVING 8TH ISSUE 3 YEARS	0.20 – 3.24	JAN 2019 – SEP 2021	JAN 2022 – SEP 2024	USD	104.15
SABRA SAVING 9TH ISSUE 3 YEARS	1.13 – 1.36	SEP 2021 – DEC 2021	SEP 2024 – DEC 2024	USD	12.84
SABRA SAVINGS BOND 5TH INTERNATIONAL ISSUE 5Y	2.90 – 3.02	AUG 2017 – OCT 2017	AUG 2022 – OCT 2022	USD	0.62
SABRA SAVINGS BOND 6TH INTERNATIONAL ISSUE 5Y	2.98 – 3.98	OCT 2017 – SEP 2018	OCT 2022 – SEP 2023	USD	11.16
SABRA SAVINGS BOND 7TH INTERNATIONAL ISSUE 3Y	2.41 – 3.24	JAN 2019 – JUL 2019	JAN 2022 – JUL 2022	USD	2.40
SABRA SAVINGS BOND 7TH INTERNATIONAL ISSUE 5Y	2.73 – 3.98	OCT 2018 – AUG 2019	OCT 2023 – AUG 2024	USD	5.13
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 2Y	1.06 – 1.98	JAN 2020 – AUG 2020	JAN 2022 – AUG 2022	USD	8.95
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 3Y	1.51	JUN 2020 – JUN 2020	JUN 2023 – JUN 2023	USD	0.01
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 5Y	1.60 – 2.74	AUG 2019 – AUG 2020	AUG 2024 – AUG 2025	USD	5.73
SABRA SAVINGS BOND 9TH INTERNATIONAL ISSUE 2Y	0.20 – 1.10	AUG 2020– DEC 2020	AUG 2022 – DEC 2022	USD	10.72
SABRA SAVINGS BOND 9TH INTERNATIONAL ISSUE 5Y	1.52 – 1.55	SEP 2020 – OCT 2020	SEP 2025 – OCT 2025	USD	0.20
SABRA SAVINGS BOND 10TH INTERNATIONAL ISSUE 1Y	0.20 – 0.25	FEB 2021 – SEP 2021	FEB 2022 – SEP 2022	USD	1.21
SABRA SAVINGS BOND 10TH INTERNATIONAL ISSUE 2Y	0.50 – 0.77	JAN 2021 – SEP 2021	JAN 2023 – SEP 2023	USD	2.98
SABRA SAVINGS BOND 10TH INTERNATIONAL ISSUE 3Y	0.71 – 1.06	FEB 2021 – SEP 2021	FEB 2024 – SEP 2024	USD	1.08
SABRA SAVINGS BOND 10TH INTERNATIONAL ISSUE 5Y	1.14 – 1.76	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	USD	2.21
SABRA SAVINGS BOND 11TH INTERNATIONAL ISSUE 1Y	0.21 – 0.32	SEP 2021 – DEC 2021	SEP 2022 – DEC 2022	USD	1.19

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in Millions)
SABRA SAVINGS BOND 11TH INTERNATIONAL ISSUE 2Y	0.72 – 0.91	SEP 2021 – DEC 2021	SEP 2023 – DEC 2023	USD	0.72
SABRA SAVINGS BOND 11TH INTERNATIONAL ISSUE 3Y	1.17 – 1.36	SEP 2021 – DEC 2021	SEP 2024 – DEC 2024	USD	1.53
SABRA SAVINGS BOND 11TH INTERNATIONAL ISSUE 5Y	1.83 – 1.96	SEP 2021 – NOV 2021	SEP 2026 – NOV 2026	USD	0.50
STERLING BONDS
MAZAL TOV SAVINGS BONDS 7TH STERLING SERIES	1.73 – 2.25	JAN 2017 – OCT 2017	JAN 2022 – OCT 2022	GBP	0.08
MAZAL TOV SAVINGS BONDS 8TH STERLING SERIES	2.33 – 2.75	NOV 2017 – OCT 2018	NOV 2022 – OCT 2023	GBP	0.12
MAZAL TOV SAVINGS BONDS 9TH STERLING SERIES	2.26 – 2.80	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	GBP	0.07
MAZAL TOV SAVINGS BONDS 10TH STERLING SERIES	1.55 – 2.16	SEP 2019 – AUG 2020	SEP 2024 – AUG 2025	GBP	0.13
MAZAL TOV SAVINGS BONDS 11TH STERLING SERIES	1.48 – 1.63	SEP 2020 – JAN 2021	SEP 2025 – JAN 2026	GBP	0.03
MAZAL TOV SAVINGS BONDS 12TH STERLING SERIES	1.56 – 1.98	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	GBP	0.12
MAZAL TOV SAVINGS BONDS 13TH STERLING SERIES	1.93 – 2.22	OCT 2021 – DEC 2021	OCT 2026 – DEC 2026	GBP	0.02
SAVINGS BONDS 8TH STERLING SERIES 5 YEARS	2.18 – 2.46	FEB 2018 – SEP 2018	FEB 2023 – SEP 2023	GBP	0.09
SAVINGS BONDS 9TH STERLING SERIES 3 YEARS	1.91	JUN 2019 – JUN 2019	JUN 2022 – JUN 2022	GBP	0.01
SAVINGS BONDS 9TH STERLING SERIES 5 YEARS	2.07 – 2.41	NOV 2018 – JAN 2019	NOV 2023 – JAN 2024	GBP	0.13
SAVINGS BONDS 10TH STERLING SERIES 2 YEARS	1.00 – 1.63	MAR 2020 – AUG 2020	MAR 2022– AUG 2022	GBP	0.01
SAVINGS BONDS 10TH STERLING SERIES 3 YEARS	1.51 – 1.70	OCT 2019 – FEB 2020	OCT 2022 – FEB 2023	GBP	0.03
SAVINGS BONDS 10TH STERLING SERIES 5 YEARS	1.28	MAY 2020 – MAY 2020	MAY 2025 – MAY 2025	GBP	0.01
SAVINGS BONDS 11TH STERLING SERIES 2 YEARS	1.01 – 1.05	OCT 2020 – NOV 2020	OCT 2022 – NOV 2022	GBP	0.05
SAVINGS BONDS 11TH STERLING SERIES 3 YEARS	1.07	NOV 2020 – NOV 2020	NOV 2023 – NOV 2023	GBP	0.02
SAVINGS BONDS 12TH STERLING SERIES 1 YEAR	0.91 – 1.05	JAN 2021 – AUG 2021	JAN 2022 – AUG 2022	GBP	1.18
SAVINGS BONDS 12TH STERLING SERIES 2 YEARS	1.16	JUN 2021 – JUN 2021	JUN 2023 – JUN 2023	GBP	0.01
SAVINGS BONDS 12TH STERLING SERIES 3 YEARS	1.20 – 1.28	MAR 2021 – JUN 2021	MAR 2024 – JUN 2024	GBP	0.05
SAVINGS BONDS 13TH STERLING SERIES 1 YEARS	1.21 – 1.40	OCT 2021 – DEC 2021	OCT 2022 – DEC 2022	GBP	0.67
SAVINGS BONDS 13TH STERLING SERIES 2 YEARS	1.56	DEC 2021 – DEC 2021	DEC 2023 – DEC 2023	GBP	0.01
SAVINGS BONDS 13TH STERLING SERIES 3 YEARS	1.60	OCT 2021 – OCT 2021	OCT 2024 – OCT 2024	GBP	0.22
JUBILEE BONDS 10TH STERLING SERIES 2 YEARS	1.30 – 1.97	JAN 2020 – AUG 2020	JAN 2022 – AUG 2022	GBP	3.14
JUBILEE BONDS 11TH STERLING SERIES 2 YEARS	1.28 – 1.41	AUG 2020 – JAN 2021	AUG 2022 – JAN 2023	GBP	4.58

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in Millions)
JUBILEE BONDS 12TH STERLING SERIES 2 YEARS	1.26 – 1.52	FEB 2021 – SEP 2021	FEB 2023 – SEP 2023	GBP	5.63
JUBILEE BONDS 13TH STERLING SERIES 2 YEARS	1.54 – 1.96	SEP 2021 – DEC 2021	SEP 2023 – DEC 2023	GBP	12.94
CANADIAN ISSUES
CAN MAZAL TOV-6TH ISSUE 5 YEARS	2.66 – 3.70	JAN 2017 – MAY 2018	JAN 2022 – MAY 2023	CAD	9.06
CAN MAZAL TOV-7TH ISSUE 5 YEARS	1.82 – 3.96	JUN 2018 – SEP 2021	JUN 2023 – SEP 2026	CAD	14.11
CAN MAZAL TOV-8TH ISSUE 5 YEARS	2.60 – 3.05	OCT 2021 – DEC 2021	OCT 2026 – DEC 2026	CAD	0.97
EMITZVAH SAVING 7TH ISSUE 5Y	1.87 – 3.26	JUL 2019 – SEP 2021	JUL 2024 – SEP 2026	CAD	0.06
EMAZEL TOV SAVINGS 8TH ISSUE 5 Y	2.70 – 3.15	OCT 2021 – DEC 2021	OCT 2026 – DEC 2026	CAD	0.45
CAN SABRA BOND-7TH ISSUE 1 YEAR	0.33 – 0.72	JAN 2021– SEP 2021	JAN 2022 – SEP 2022	CAD	4.24
CAN SABRA BOND-7TH ISSUE 3 YEARS	1.34 – 2.71	JAN 2019 – SEP 2021	JAN 2022 – SEP 2024	CAD	29.62
CAN SABRA BOND-8TH ISSUE 1 YEAR	0.37 – 0.81	SEP 2021 – DEC 2021	SEP 2022 – DEC 2022	CAD	0.49
CAN SABRA BOND-8TH ISSUE 3 YEARS	1.61 – 2.15	SEP 2021 – DEC 2021	SEP 2024 – DEC 2024	CAD	3.08
CAN JUBILEE-4TH ISSUE 10 YEARS	3.46 – 4.61	JAN 2012 – JUL 2014	JAN 2022 – JUL 2024	CAD	174.78
CAN JUBILEE-5TH ISSUE 10 YEARS	3.10 – 3.84	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	32.26
CAN JUBILEE-6TH ISSUE 5 YEARS	2.27 – 3.37	JAN 2017 – APR 2018	JAN 2022 – APR 2023	CAD	29.19
CAN JUBILEE-6TH ISSUE 10 YEARS	3.10 – 4.24	SEP 2015 – APR 2018	SEP 2025 – APR 2028	CAD	59.70
CAN JUBILEE-7TH ISSUE 2 YEARS	0.96 – 2.31	JAN 2020 – SEP 2021	JAN 2022 – SEP 2023	CAD	25.75
CAN JUBILEE-7TH ISSUE 3 YEARS	1.28 – 2.62	JAN 2019 – SEP 2021	JAN 2022 – SEP 2024	CAD	15.40
CAN JUBILEE-7TH ISSUE 5 YEARS	1.78 – 3.47	MAY 2018 – SEP 2021	MAY 2023 – SEP 2026	CAD	65.78
CAN JUBILEE-7TH ISSUE 10 YEARS	2.48 – 4.25	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	CAD	128.82
CAN JUBILEE-7TH ISSUE 15 YEARS	2.80 – 4.45	MAY 2018 – SEP 2021	MAY 2033 – SEP 2036	CAD	7.94
CAN JUBILEE-8TH ISSUE 2 YEARS	1.11 – 1.72	SEP 2021 – DEC 2021	SEP 2023 – DEC 2023	CAD	4.68
CAN JUBILEE-8TH ISSUE 3 YEARS	1.55 – 1.98	OCT 2021 – DEC 2021	OCT 2024 – DEC 2024	CAD	0.79
CAN JUBILEE-8TH ISSUE 5 YEARS	2.03 – 2.58	SEP 2021 – DEC 2021	SEP 2026 – DEC 2026	CAD	6.06
CAN JUBILEE-8TH ISSUE 10 YEARS	2.90 – 3.22	SEP 2021 – DEC 2021	SEP 2031 – DEC 2031	CAD	5.80
CAN JUBILEE-8TH ISSUE 15 YEARS	3.14 – 3.47	OCT 2021 – DEC 2021	OCT 2036 – DEC 2036	CAD	15.73
CAN MACCABEE 4TH ISSUE 10 YEARS	3.40 – 4.28	SEP 2012 – JUL 2014	SEP 2022 – JUL 2024	CAD	2.51
CAN MACCABEE 5TH ISSUE 10 YEARS	2.90 – 3.65	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	1.30
CAN MACCABEE 6TH ISSUE 5 YEARS	2.12 – 3.22	JAN 2017 – APR 2018	JAN 2022 – APR 2023	CAD	2.48
CAN MACCABEE 6TH ISSUE 10 YEARS	2.95 – 4.10	SEP 2015 – APR 2018	SEP 2025– APR 2028	CAD	3.62
CAN MACCABEE 7TH ISSUE 2 YEARS	0.81 – 2.16	JAN 2020 – AUG 2021	JAN 2022 – AUG 2023	CAD	2.04
CAN MACCABEE 7TH ISSUE 3 YEARS	1.08 – 2.47	JAN 2019 – AUG 2021	JAN 2022 – AUG 2024	CAD	1.09
CAN MACCABEE 7TH ISSUE 5 YEARS	1.63 – 3.32	MAY 2018 – SEP 2021	MAY 2023 – SEP 2026	CAD	4.44
CAN MACCABEE 7TH ISSUE 10 YEARS	2.33 – 4.10	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	CAD	1.97
CAN MACCABEE 7TH ISSUE 15 YEARS	2.67 – 4.30	JUN 2018 – AUG 2021	JUN 2033 – AUG 2036	CAD	0.76
CAN MACCABEE 8TH ISSUE 2 YEARS	1.00 – 1.57	SEP 2021 – DEC 2021	SEP 2023 – DEC 2023	CAD	0.38
CAN MACCABEE 8TH ISSUE 3 YEARS	1.31 – 1.83	SEP 2021 – DEC 2021	SEP 2024 – DEC 2024	CAD	0.13
CAN MACCABEE 8TH ISSUE 5 YEARS	1.93 – 2.43	SEP 2021 – DEC 2021	SEP 2026 – DEC 2026	CAD	0.33
CAN MACCABEE 8TH ISSUE 10 YEARS	2.74 – 3.07	SEP 2021 – DEC 2021	SEP 2031 – DEC 2031	CAD	0.11
CAN MACCABEE 8TH ISSUE 15 YEARS	3.00 – 3.32	OCT 2021 – NOV 2021	OCT 2036 – NOV 2036	CAD	0.02
CAN INSTITUTIONAL JUBILEE 6TH ISSUE 5 YEARS	2.74 – 3.22	FEB 2019 – AUG 2019	FEB 2024 – AUG 2024	CAD	10.00
CAN INSTITUTIONAL JUBILEE 7TH ISSUE 5 YEARS	1.96 – 2.95	JUL 2019 – MAR 2021	JUL 2024– MAR 2026	CAD	19.40

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in Millions)
EURO BONDS
SAVINGS BONDS 11TH EURO SERIES 5 YEARS	1.15	SEP 2017 – SEP 2017	SEP 2022 – SEP 2022	EUR	0.01
SAVINGS BONDS 12TH EURO SERIES 5 YEARS	1.08 – 1.48	NOV 2017 – JUL 2018	NOV 2022 – JUL 2023	EUR	1.20
SAVINGS BONDS 13TH EURO SERIES 3 YEARS	0.51 – 0.80	JAN 2019 – AUG 2019	JAN 2022 – AUG 2022	EUR	0.14
SAVINGS BONDS 13TH EURO SERIES 5 YEARS	0.61 – 1.05	DEC 2018 – JUL 2019	DEC 2023 – JUL 2024	EUR	0.13
SAVINGS BONDS 14TH EURO SERIES 2 YEARS	0.31 – 0.62	FEB 2020 – AUG 2020	FEB 2022 – AUG 2022	EUR	1.25
SAVINGS BONDS 14TH EURO SERIES 3 YEARS	0.33 – 0.63	SEP 2019 – JUL 2020	SEP 2022 – JUL 2023	EUR	0.24
SAVINGS BONDS 14TH EURO SERIES 5 YEARS	0.36 – 0.74	AUG 2019 – AUG 2020	AUG 2024 – AUG 2025	EUR	0.16
SAVINGS BONDS 15TH EURO SERIES 2 YEARS	0.42 – 0.53	SEP 2020 – JAN 2021	SEP 2022 – JAN 2023	EUR	1.18
SAVINGS BONDS 15TH EURO SERIES 3 YEARS	0.53 – 0.54	SEP 2020 – SEP 2020	SEP 2023 – SEP 2023	EUR	0.13
SAVINGS BONDS 15TH EURO SERIES 5 YEARS	0.57 – 0.58	SEP 2020 – OCT 2020	SEP 2025 – OCT 2025	EUR	0.12
SAVINGS BONDS 16TH EURO SERIES 1 YEAR	0.50 – 0.61	FEB 2021 – AUG 2021	FEB 2022 – AUG 2022	EUR	2.09
SAVINGS BONDS 16TH EURO SERIES 2 YEAR	0.46 – 0.60	FEB 2021 – SEP 2021	FEB 2023 – SEP 2023	EUR	8.95
SAVINGS BONDS 16TH EURO SERIES 3 YEAR	0.46 – 0.60	FEB 2021 – SEP 2021	FEB 2024 – SEP 2024	EUR	0.47
SAVINGS BONDS 16TH EURO SERIES 5 YEAR	0.62 – 0.77	MAR 2021 – AUG 2021	MAR 2026 – AUG 2026	EUR	0.31
SAVINGS BONDS 17TH EURO SERIES 1 YEARS	0.30 – 0.47	OCT 2021 – DEC 2021	OCT 2022 – DEC 2022	EUR	0.18
SAVINGS BONDS 17TH EURO SERIES 2 YEARS	0.40 – 0.55	SEP 2021 – DEC 2021	SEP 2023 – DEC 2023	EUR	5.24
SAVINGS BONDS 17TH EURO SERIES 3 YEARS	0.46 – 0.64	NOV 2021 – DEC 2021	NOV 2024 – DEC 2024	EUR	0.19
SAVINGS BONDS 17TH EURO SERIES 5 YEARS	0.57 – 0.78	OCT 2021 – DEC 2021	OCT 2026 – DEC 2026	EUR	1.08
MAZAL TOV SAVINGS BONDS 7TH EURO SERIES	1.11 – 1.55	JAN 2017 – OCT 2017	JAN 2022 – OCT 2022	EUR	0.04
MAZAL TOV SAVINGS BONDS 8TH EURO SERIES	1.38 – 1.78	NOV 2017 – OCT 2018	NOV 2022 – OCT 2023	EUR	0.06
MAZAL TOV SAVINGS BONDS 9TH EURO SERIES	1.16 – 1.70	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	EUR	0.06
MAZAL TOV SAVINGS BONDS 10TH EURO SERIES	0.87 – 1.20	SEP 2019 – AUG 2020	SEP 2024 – AUG 2025	EUR	0.09
MAZAL TOV SAVINGS BONDS 11TH EURO SERIES	0.90 – 1.08	SEP 2020 – JAN 2021	SEP 2025 – JAN 2026	EUR	0.04
MAZAL TOV SAVINGS BONDS 12TH EURO SERIES	0.96 – 1.20	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	EUR	0.22
MAZAL TOV SAVINGS BONDS 13TH EURO SERIES	1.05 – 1.22	OCT 2021 – DEC 2021	OCT 2026 – DEC 2026	EUR	0.05

(A)
The LIBOR Rate is for six-month period rounded upwards to the next 1/16%

(B)
The EURIBOR Rate is six months period rounded upwards to the next 2nd decimal.

Tradable Local Currency Direct Debt of the Government of Israel
Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2021 (In Millions of NIS)(1)(2)
	Floating Rate Loans
	Israel Government FRN
1141795		0	11/09/2017	31/05/2026	21,215.5
1166552		0	08/06/2020	29/11/2030	18,284.3
	Fixed Rate Loans
	Israel Government Fixed
1099456		6.25	11/06/2006	30/10/2026	15,216.4
1123272		5.5	04/04/2011	31/01/2022	15,287.6
1126747		4.25	06/08/2012	31/03/2023	16,214.1
1139344		2	07/11/2016	31/03/2027	20,104
1150879		2.25	02/07/2018	28/09/2028	17,102.2
1125400		5.5	09/01/2012	31/01/2042	19,111.9
1130848		3.75	06/01/2014	31/03/2024	21,594.7
1135557		1.75	05/05/2015	31/08/2025	19,132
1155068		1.5	08/10/2018	30/11/2023	18,552.9
1174697		0.5	07/04/2021	27/02/2026	10.533.8
1140193		3.75	06/03/2017	31/03/2047	26,008.2
1141225		1.25	10/07/2017	30/11/2022	15,765.1
1158104		0.75	03/06/2019	31/07/2022	15,470.2
1160985		1.00	04/11/2019	31/03/2030	25,015.1
1162668		0.5	03/02/2020	30/04/2025	20,559.5
1166180		1.5	11/05/2020	31/05/2037	17,789.2
1167105		0.15	06/07/2020	31/07/2023	19,697.4
1175777		0.4	01/06/2021	31/10/2024	7,362.3
1180660		1.3	04/10/2021	30/04/2032	3,138.7
	Israel Government T-Bills
1174713		0	12/04/2021	28/02/2022	4,096.1
1177948		0	12/07/2021	31/05/2022	2,099.8
	CPI-linked Loans
9590431	Galil	CPI+4.00	23/08/2004	31/07/2024	17,843.9
1097708	Israel Government CPI	CPI+4.00	26/06/2006	30/05/2036	19,408.3
1120583		CPI+2.75	06/09/2010	30/08/2041	19,669.6
1124056		CPI+2.75	04/07/2011	30/09/2022	18,206.6
1128081		CPI+1.75	02/04/2013	29/09/2023	20,134.5
1134865		CPI+1.00	02/03/2015	31/05/2045	18,706.1
1135912		CPI+0.75	06/07/2015	31/10/2025	22,518.8
1140847		CPI+0.75	08/05/2017	31/05/2027	20,730.8
1157023		CPI+0.5	04/03/2019	31/05/2029	20,723.9
1168301		CPI+0.5	07/09/2020	30/11/2051	8,284.9
1169564		CPI+0.1	09/11/2020	31/07/2026	11,922.2
1172220		CPI+0.1	08/02/2021	30/11/2031	9,838.7

(1)
Annual interest rate equals yield to maturity of Treasury Bills (Makam) with 12 months maturity.

(2)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source:   Ministry of Finance.
Non-Tradable Local Currency Direct Debt of the Government of Israel
Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2021 (In Millions of NIS)(1)
CPI-Linked Loans
Hetz	CPI+4% − 6.2%	1967 − 2021	2022 − 2046	54,719.3
Meron	CPI+5.5%	1987 − 2003	2022 − 2023	2,587.1
Arad	CPI+4.8%	1995 − 2021	2022 − 2036	244,303.9

(1)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source:   Ministry of Finance.
Various Loans of the Government of Israel
Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2021 (In Millions of NIS)(3)
Emissions and Funds(1)	2% − 6%	1984 − 2004	(2)	6,211.8

(1)
Emissions and Funds primarily includes deposits at the Accountant General’s Office made by financial institutions and other entities.

(2)
Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits have an established maturity date (“Emissions”).

(3)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2021)
Total (In Millions)(1)
United States Dollars (USD)	115.6
New Israeli Shekel (NIS)	39,499.9

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.